UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: May 5, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K consists of the First Quarter 2015 Report of UBS Group AG and UBS AG, which appears immediately following this page.

Our financial results

First quarter 2015 report

First quarter 2015 report

Dear shareholders,

More happened to affect markets and the macroeconomic environment in the first quarter of 2015 than typically happens in a year. Geopolitical tensions persisted and, critically, central bank policies diverged in new and unprecedented ways. The Swiss National Bank removed its Swiss franc floor of CHF 1.20 against the euro and introduced negative interest rates for the first time since the 1970s, while the European Central Bank launched a large-scale quantitative easing program. At the same time, expectations of rising US interest rates continued, increasing upward pressure on the US dollar. Volatility was elevated in many asset classes and at times was extreme in foreign exchange, while equity markets kept their upward momentum.

All our businesses navigated these challenges well, and we continued to demonstrate our fundamental earnings power and ability to perform well for clients in a variety of market conditions. This was reflected in a Group adjusted1 profit before tax of CHF 2,268 million, a very strong result, particularly considering the abovementioned volatility in foreign exchange rates, currency translation effects and the continued impact of low to negative interest rates on our businesses. We reported a net profit attributable to shareholders of CHF 1,977 million and diluted earnings per share of CHF 0.53. The quarter showed that clients value our advice and that we are succeeding in the areas in which we choose to compete.

Capital strength continues to be a key element of our success. We maintained our position as the best capitalized firm among large global banks, with a fully applied Basel III common equity tier 1 ratio of 13.7% at the end of March. During the quarter, UBS Group AG raised the equivalent of CHF 3.5 billion in its first capital markets transaction and inaugural issuance of additional tier 1 (AT1) capital. Mainly as a result of this and our retained earnings, our fully applied Swiss SRB leverage ratio increased to 4.6% at the end of the quarter. AT1 instruments will be an important part of our future capital structure, as they give us the capacity to adapt quickly to new and evolving regulatory requirements. Our clear strategy allows us to focus on growing our businesses and driving strong and sustainable returns. Efficiency is also essential to our success and we are executing our ambitious cost savings targets while facing continuously increasing regulatory requirements. In addition, we are promoting growth through significant investment in technology over the next few years. All of these plans are designed to ensure long-term value for our shareholders while continuously improving the quality of our services to clients.

Looking at the performance of our businesses in  more detail, our wealth management businesses achieved their highest quarterly combined adjusted[1] profit before tax since 2008. Wealth Management delivered an adjusted[1] profit before tax of CHF 856 million, its best quarterly result since 2008. This included an increase in operating income, largely as a result of higher transaction-based income. Operating expenses declined, supporting the business’s strong revenue performance. Net new money was also strong at CHF 14.4 billion, with high-quality net inflows from all regions, particularly Asia Pacific and, notably, also in both domestic and international businesses in Europe.

Wealth Management Americas delivered another record quarterly performance, with an adjusted1 profit before tax of USD 293 million that reflected lower operating expenses. Financial advisor productivity was industry-leading. Net new money was USD 4.8 billion, reflecting net inflows from financial advisors employed with UBS for more than one year. Invested assets reached a record in US dollar terms, reflecting positive market performance as well as net new money inflows. Lending balances continued to show sustainable growth, funded by increases in deposits.

Retail & Corporate posted an adjusted1 profit before tax of CHF 443 million, the business’s best first-quarter result in five years. Operating income was strong, reflecting lower credit loss expenses, as well as higher net interest and transaction-based income as pricing measures on loans and deposits helped to offset headwinds from the interest rate environment. Operating expenses decreased, mainly reflecting lower general and administrative expenses.

Global Asset Management recorded an adjusted1 profit before tax of CHF 186 million, its best quarter since 2009. Operating income was higher, primarily due to solid performance fees in O’Connor and A&Q. Operating expenses decreased, mainly reflecting lower charges for provisions for litigation, regulatory and similar matters. Excluding money market flows, net new money was strong at CHF 7.5 billion and included CHF 5.1 billion of net inflows from clients of our wealth management businesses that were mainly into alternative investments, multi-asset funds and equities.

The Investment Bank achieved an adjusted1 profit before tax of CHF 844 million, a very strong result demonstrating the strength and consistent performance of our diversified and client-focused

[1] Refer to the “Group performance” section of this report for more information on adjusted results.

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First quarter 2015 report

model. Maintaining strict discipline in risk management, Investor Client Services delivered strong revenues of CHF 1,863 million without increasing our risk profile. The business benefited from higher market volatility and strong client activity, driving performances in foreign exchange, rates and credit, equity derivatives as well as global financing services. Corporate Client Solutions revenues rose to CHF 801 million amid increases in debt capital markets, equity capital markets and financing solutions. The adjusted[1] annualized return on attributed equity was 46.2%. We are proud to report that the Investment Bank was named Equity Derivatives House of the Year 2014 by leading global capital markets publisher International Financing Review.

As of 1 January 2015, Corporate Center – Core Functions was reorganized into two new units, Corporate Center – Services, and Corporate Center – Group Asset and Liability Management. For the first quarter, Corporate Center – Services profit before tax was CHF 263 million on a reported basis. Gains on sale of real estate and an own credit gain were partly offset by higher real estate restructuring charges. Profit before tax in Corporate Center – Group Asset and Liability Management was CHF 122 million, after revenue allocations of CHF 289 million to business divisions and other Corporate Center units. Retained income increased, mainly related to hedging activities. Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 251 million, with fully applied Basel III risk-weighted assets stable at CHF 36 billion while the Swiss SRB leverage denominator decreased to CHF 84 billion from CHF 93 billion.

On the corporate responsibility side, the UBS Optimus Foundation, which is dedicated to funding high-impact programs to improve child safety, health and education, recently joined forces with the UN and other leading philanthropy organizations to launch the Power of Nutrition. This groundbreaking fund will enable our clients to contribute to raising up to USD 1 billion to finance large-scale programs to tackle undernutrition and to improve the health and education of children in some of the world’s poorest countries. In addition, we are matching donations up to a collective total of CHF 1 million to fund relief efforts following the earthquake in Nepal. The funds will be used specifically to support affected children and pregnant women and will be administered through the UBS Optimus Foundation. Donations can be made at www.ubs.com/optimus.

We were pleased to receive further external recognition of our efforts as a responsible corporate citizen. RobecoSAM awarded us its Silver Class sustainability distinction and placed us in the top three firms in our sector in its Corporate Sustainability Assessment. We continued our work in this area with the publication of a research paper, “Adding value(s) to investing,” that helps investors navigate the developing field of sustainable investing. Such efforts not only recognize our clients’ growing interest in sustainability, they also underline our commitment to societal issues and help us attract young talent to the firm. UBS was named financial services employer of choice for the third year running and second overall by branding and research firm Universum in a survey of over 12,000 university students in Switzerland.

We look forward to welcoming you, our shareholders, to the first Annual General Meeting (AGM) of our group holding company, UBS Group AG, on 7 May 2015. Shareholders will vote on the proposal for a 100% increase in the ordinary dividend for 2014 to CHF 0.50 per share. In addition, you will decide on a one-time supplementary capital return of CHF 0.25 per share payable upon successful completion of the acquisition of all shares in UBS AG as part of the establishment of UBS Group AG. Following the implementation of a new ordinance affecting all listed companies in Switzerland, you will also have the opportunity to cast binding votes on the compensation of the Board of Directors and the Group Executive Board. Finally, we would like to thank Helmut Panke, who is leaving the Board at this year’s AGM having served 11 years as a member, for his valuable contributions to the firm.

[1] Refer to the “Group performance” section of this report for more information on adjusted results.

2

Axel A. Weber	Sergio P. Ermotti
Chairman of the Board of Directors	Group Chief Executive Officer

Outlook – At the start of the second quarter of 2015, many of the underlying macroeconomic challenges and geopolitical issues that we have previously highlighted remain and are unlikely to be resolved in the foreseeable future. We are implementing initiatives to improve the pricing of some Wealth Management accounts in light of the interest rate environment in Switzerland and parts of Europe. Excluding potential outflows associated with these initiatives, we expect our wealth management businesses will continue to deliver positive net new money in the second quarter. Thus, despite ongoing and new challenges, we continue to be committed to the disciplined execution of our strategy in order to ensure the firm’s long-term success and to deliver sustainable returns for our shareholders.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

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First quarter 2015 report

UBS Group key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.15	31.12.14	31.3.14

Group results
Operating income	8,841	6,746	7,258
Operating expenses	6,134	6,342	5,865
Operating profit/(loss) before tax	2,708	404	1,393
Net profit/(loss) attributable to UBS Group AG shareholders	1,977	858	1,054
Diluted earnings per share (CHF)[1]	0.53	0.23	0.27

Key performance indicators[2]
Profitability
Return on tangible equity (%)	17.8	8.0	10.2
Return on assets, gross (%)	3.4	2.6	2.9
Cost/income ratio (%)	69.2	93.2	81.1
Growth
Net profit growth (%)	130.4	12.6	14.9
Net new money growth for combined wealth management businesses (%)	3.8	1.7	2.9
Resources
Common equity tier 1 capital ratio (fully applied, %)[3]	13.7	13.4	13.2
Leverage ratio (phase-in, %)[4]	5.6	5.4	5.0

Additional information
Profitability
Return on equity (RoE) (%)	15.4	6.8	8.7
Return on risk-weighted assets, gross (%)[5]	16.1	12.3	12.6
Resources
Total assets	1,048,850	1,062,478	982,530
Equity attributable to UBS Group AG shareholders	52,359	50,608	49,023
Common equity tier 1 capital (fully applied)[3]	29,566	28,941	29,937
Common equity tier 1 capital (phase-in)[3]	40,779	42,863	41,187
Risk-weighted assets (fully applied)[3]	216,385	216,462	226,805
Risk-weighted assets (phase-in)[3]	219,358	220,877	229,879
Common equity tier 1 capital ratio (phase-in, %)[3]	18.6	19.4	17.9
Total capital ratio (fully applied, %)[3]	20.6	18.9	16.8
Total capital ratio (phase-in, %)[3]	25.9	25.5	22.7
Leverage ratio (fully applied, %)[4]	4.6	4.1	3.8
Leverage ratio denominator (fully applied)[4]	976,934	997,822	987,899
Leverage ratio denominator (phase-in)[4]	982,249	1,004,869	993,970
Liquidity coverage ratio (%)[6]	122	123	110
Other
Invested assets (CHF billion)[7]	2,708	2,734	2,424
Personnel (full-time equivalents)	60,113	60,155	60,326
Market capitalization[8]	68,508	63,526	70,180
Total book value per share (CHF)[8]	14.33	13.94	13.07
Tangible book value per share (CHF)[8]	12.59	12.14	11.41

1  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    5  Based on phase-in Basel III risk-weighted assets.    6  Refer to the “Liquidity and funding management” section of this report for more information. Data for periods prior to 31 March 2015 are on a pro-forma basis.    7  Group invested assets includes invested assets for Retail & Corporate.    8  Refer to the “UBS shares” section of this report for more information.

4

Corporate calendar UBS Group AG

Annual General Meeting:

Thursday, 7 May 2015

Publication of the second quarter 2015 report:

Tuesday, 28 July 2015

Publication of the third quarter 2015 report:

Tuesday, 3 November 2015

Publication of the fourth quarter 2015 report:

Tuesday, 9 February 2016

Corporate calendar UBS AG*

Annual General Meeting: Thursday, 7 May 2015 Publication of the first quarter 2015 report: Friday, 8 May 2015
* Publication dates of further quarterly and annual reports will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich, London, New York and Singapore.

UBS Group AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

investorrelations@ubs.com

www.ubs.com/investors

Hotline Zurich +41-44-234 4100

Hotline New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS Group AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8220

US Transfer Agent

For global registered share-related enquiries in the US.

Computershare

P.O. Box 30170

College Station

TX 77842, USA

Shareholder online enquiries:

https://www-us.computershare.com/

investor/Contact

Shareholder website:

www.computershare.com/investor

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1502

© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices

1.	UBS Group
10	Recent developments
14	Group performance
2.	UBS business divisions and Corporate Center
30	Wealth Management
34	Wealth Management Americas
38	Retail & Corporate
41	Global Asset Management
45	Investment Bank
49	Corporate Center
3.	Risk and treasury management
61	Risk and treasury management key developments
62	Risk management and control
78	Balance sheet
81	Liquidity and funding management
86	Capital management
111	UBS shares
4.	Financial information (unaudited)
117	Interim consolidated financial statements UBS Group AG (unaudited)
165	Interim consolidated financial information UBS AG (unaudited)
169	Supplemental information (unaudited) for UBS Group AG (standalone), UBS AG (standalone) and UBS Limited (standalone)
Appendix
177	Abbreviations frequently used in our financial reports
179	Information sources

5

First quarter 2015 report

UBS and its businesses

We are committed to providing private, institutional and corporate clients worldwide, as well as retail clients in Switzerland, with superior financial advice and solutions while generating attractive and sustainable returns for shareholders. Our strategy centers on our Wealth Management and Wealth Management Americas businesses and our leading universal bank in Switzerland, complemented by our Global Asset Management business and our Investment Bank. These businesses share three key characteristics: they benefit from a strong competitive position in their targeted markets, are capital-efficient, and offer a superior structural growth and profitability outlook. Our strategy builds on the strengths of all of our businesses and focuses our efforts on areas in which we excel, while seeking to capitalize on the compelling growth prospects in the businesses and regions in which we operate. Capital strength is the foundation of our success. The operational structure of the Group is comprised of the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. UBS is a global firm with global capabilities, and Wealth Management clients benefit from the full spectrum of UBS’s global resources, ranging from investment management solutions to wealth planning and corporate finance advice, as well as a wide range of specific offerings. Its guided architecture model gives clients access to a wide range of products from third-party providers that complement our own products.

Wealth Management Americas

Wealth Management Americas is one of the leading wealth managers in the Americas in terms of financial advisor productivity and invested assets. It provides advice-based solutions and banking services through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US and Canadian business as well as the international business booked in the US.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to its retail, corporate and institutional clients in Switzerland, maintaining a leading position in these client segments and embedding its offering in a multi-channel approach. The retail and corporate business constitutes a central building block of UBS’s universal bank delivery model in Switzerland, supporting other business divisions by referring clients to them and assisting retail clients to build their wealth to a level at which we can transfer them to our Wealth Management unit. Furthermore, it leverages the cross-selling potential of products and services provided by its asset-gathering and investment banking businesses. In addition, we manage a substantial part of UBS’s Swiss infrastructure and Swiss banking products platform, which are both leveraged across the Group.

6

Global Asset Management

Global Asset Management is a large-scale asset manager with well diversified businesses across regions and client segments. It serves third-party institutional and wholesale clients, as well as clients of UBS’s wealth management businesses with a broad range of investment capabilities and styles across all major traditional and alternative asset classes. Complementing the investment offering, the fund services unit provides fund administration services for UBS and third-party funds.

Investment Bank

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, innovative solutions, execution and comprehensive access to the world’s capital markets. It offers advisory services and access to international capital markets, and provide comprehensive cross-asset research, along with access to equities, foreign exchange, precious metals and selected rates and credit markets, through our business units, Corporate

Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Corporate Center

The Corporate Center comprises three units: Corporate Center – Services, Corporate Center – Group Asset and Liability Management (Group ALM) and Corporate Center – Non-core and Legacy Portfolio. Corporate Center – Services provides Group-wide control functions such as finance, risk control (including compliance) and legal. In addition, it provides all logistics and support services, including operations, information technology, human resources, regulatory relations and strategic initiatives, communications and branding, corporate services, physical security, information security as well as outsourcing, nearshoring and offshoring. Corporate Center – Group ALM provides services such as liquidity, funding, balance sheet and capital management. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses and legacy positions that were part of the Investment Bank prior to its restructuring.

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG (consolidated),” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries

“UBS AG (consolidated)”	UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG (standalone)”	UBS Group AG on a standalone basis

“UBS AG” and “UBS AG (standalone)”	UBS AG on a standalone basis

7

8

UBS Group Management report

Recent developments

Recent developments

Regulatory and legal developments

Changes to our legal structure

We have undertaken a series of measures to improve the resolvability of the Group in response to too big to fail (TBTF) requirements in Switzerland and other countries in which the Group operates.

We plan to complete the transfer of our Retail & Corporate and Wealth Management business booked in Switzerland from UBS AG to UBS Switzerland AG by the end of the second quarter of 2015, subject to formal approval by the Swiss Financial Market Supervisory Authority (FINMA). In connection with the transfer, we expect to increase the capitalization of UBS Switzerland AG and to appoint the new Board of Directors and the Executive Board of UBS Switzerland AG. The transfer is expected to occur through an asset transfer in accordance with the Swiss Merger Act. The transfer will become effective upon registration of the asset transfer agreement in the relevant commercial registers (the asset transfer date), which could be completed as early as the second quarter of 2015.

Under the terms of the asset transfer agreement, UBS Switzerland AG will be jointly liable for contractual obligations of UBS AG existing on the asset transfer date. Under the Swiss Merger Act, UBS AG will be jointly liable for obligations existing on the asset transfer date that are transferred to UBS Switzerland AG. Neither UBS AG nor UBS Switzerland AG will have any liability for new obligations incurred by the other entity after the asset transfer date. Under certain circumstances, the Swiss Banking Act and FINMA’s bank insolvency ordinance authorize FINMA to modify, extinguish or convert to common equity the liabilities of a bank in connection with a resolution or insolvency of such bank.

We anticipate that, on a pro-forma Swiss GAAP basis as of 31 March 2015, approximately CHF 300 billion of assets, as well as a corresponding amount of liabilities and equity would be transferred to, or assumed by, UBS Switzerland AG. We also estimate that, on a pro-forma basis as of 31 March 2015, UBS Switzerland AG would have joint liability for approximately CHF 310 billion of obligations of UBS AG, excluding the collateralized portion of secured contractual obligations and covered bonds, pursuant to the asset transfer agreement, and UBS AG would have joint liability for approximately CHF 260 billion of obligations of UBS Switzerland AG, excluding the collateralized portion of secured contractual obligations, under the Swiss Merger Act. The joint liability amounts are expected to decline as obligations mature, terminate or are novated, following the asset transfer date.

To comply with new rules for foreign banks in the US under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank), by 1 July 2016 we will designate an intermediate holding company that will own all of our US operations except US branches of UBS AG. In the UK, we are implementing a revised business and operating model for UBS Limited, which will enable UBS Limited to bear and retain a larger proportion of the risk and reward in its business activities.

Our strategy, our business and the way we serve our clients are not affected by these changes. These plans do not require UBS to raise additional common equity capital and are not expected to materially affect the firm’s capital-generating capability.

We are confident that the establishment of UBS Group AG as the holding company of the Group along with our other announced measures will substantially enhance the resolvability of the Group. We expect that the Group will qualify for a rebate on the progressive buffer capital requirement applicable to Swiss systemically relevant banks, which should result in lower overall capital requirements for the Group. FINMA has confirmed that our proposed measures are in principle suitable to warrant a rebate, although the amount and timing of any such rebate will depend on the actual execution of these measures and can therefore only be specified once all measures are implemented.

We are considering further changes to the Group’s legal structure in response to regulatory requirements, including to further improve the resolvability of the Group, to respond to capital requirements, to seek any reduction in capital requirements to which the Group may be entitled and to meet any other regulatory requirements regarding our legal structure. Such changes may include the transfer of operating subsidiaries of UBS AG to become direct subsidiaries of UBS Group AG, the transfer of shared service and support functions to service companies, and adjustments to the booking entity or location of products and services. These structural changes are being discussed on an ongoing basis with FINMA and other regulatory authorities and remain subject to a number of uncertainties that may affect their feasibility, scope or timing.

è	Refer to the “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the establishment of UBS Group AG

10

UBS Group

Leverage ratio and liquidity coverage ratio information

On 1 January 2015, the FINMA circular “Leverage ratio – banks,” which revised the way the leverage ratio denominator (LRD) is calculated in order to be aligned with the rules issued by the Bank for International Settlements (BIS) in January 2014, came into effect. The Swiss SRB leverage ratio and BIS Basel III leverage ratio largely follow the same concept, however, there are some differences in definition and disclosure requirements. We have elected to remain subject to the current Swiss SRB-based requirement during a one-year transition period.

Also, on 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland. Starting in the first quarter of 2015, we disclose BIS Basel III leverage ratio information in line with FINMA disclosure requirements. During the aforementioned transition period, we additionally disclose a pro-forma measure of the Swiss SRB leverage ratio using a denominator based on the BIS Basel III definition, referred to as the supplemental leverage ratio.

è	Refer to the “Capital management” section of this report for more information
è

Refer to the document “UBS Group AG (consolidated) BIS Basel III leverage ratio information” in the section “UBS Group AG and UBS AG Financial reporting – Quarterly reporting” of our Investor Relations website at www.ubs.com/investors for more information

Basel III rules require disclosure of the liquidity coverage ratio (LCR). As a Swiss SRB, we must maintain an LCR of at least 100% since 1 January 2015 and disclose LCR information on a quarterly basis starting with the first quarter of 2015.

è	Refer to the “Liquidity and funding management” section of this report for more information

FINMA provides further guidance on the internal ratings-based multiplier

During 2012, FINMA began requiring banks using the internal ratings-based (IRB) approach to apply a bank-specific IRB multiplier when calculating risk-weighted assets (RWA) for owner-occupied Swiss residential mortgages. The entire owner-occupied Swiss residential mortgage portfolio is subject to this multiplier, which is being phased in through 2019.

The Basel Committee on Banking Supervision (BCBS) is considering substantive changes to the standardized approach and a capital requirement floor based on the standardized approach. Against this background, FINMA has extended the multiplier approach to Swiss income-producing residential and commercial real estate (IPRE), as well as to credit exposure in the Basel II asset class “corporates” for the Investment Bank. The multipliers are designed to be applied to the corresponding exposures starting with the first quarter of 2015 for IPRE and the second quarter of 2015 for investment bank corporates, and will increase over time and reach full implementation by December 2018.

Assuming no change in portfolio size or other characteristics, we expect these multipliers to result in an aggregate increase in RWA of CHF 5 to 6 billion each year from 2015 through 2018 and CHF 2 billion in 2019.

Furthermore, FINMA has introduced a model moratorium under which it will restrict the approval of adjustments to IRB models. FINMA has requested that we disclose further information about standardized approach and internal model-based RWA calculations from year-end 2015.

Swiss Federal Council proceeds with international exchange of tax information

In January 2015, the Federal Council launched a consultation on the introduction of the global automatic exchange of information (AEI) standard in tax matters. The consultation package includes a federal draft law for the implementation of the AEI, the ratification of the OECD/Council of Europe administrative assistance convention and the ratification of the Multilateral Competent Authority Agreement (MCAA). The consultation ended in April 2015 and the Swiss government is expected to submit the law and international agreements for parliamentary approval in June 2015.

In February 2015, Switzerland and Italy signed a new tax agreement and political road map to resolve open tax issues. Both countries will apply the OECD standard for the exchange of information upon request. The agreement enables Italian taxpayers with assets held in Switzerland to participate in the Italian voluntary disclosure program (VDP) without the discrimination envisaged in the Italian VDP for countries on an Italian blacklist. According to the road map, financial institutions and their employees are in principle not responsible for the clients’ tax offenses.

In March 2015, Switzerland and the EU entered into an agreement for the introduction of the AEI, with the intent to begin exchanges in 2018, once the appropriate legal basis has been established. This agreement will replace the current savings taxation agreement with the EU that has been in force since 2005 and applies to all 28 EU member states. The new AEI global standard was developed by the OECD and is fully integrated into the new AEI agreement. Also in March, Switzerland and Australia signed a joint declaration on the introduction of the AEI. This is the first such declaration signed by Switzerland with a partner state. The MCAA will form the legal basis for the AEI between Switzerland and Australia. Both countries intend to begin collecting data in 2017 and exchanging data in 2018. The Federal Council launched the respective public consultation in April 2015.

Although the effects of these changes are still uncertain, we have in the past experienced outflows of cross-border client assets from our Swiss booking center as a result of changes in local tax regimes or their enforcement.

è	Refer to the “Risk factors” section of our Annual Report 2014 for more information

11

Recent developments

Release of Swiss government’s too big to fail review report

In February 2015, the Swiss Federal Council adopted and published its review report on the Swiss TBTF law. In accordance with Article 52 of the Swiss Banking Act, the Federal Council reviewed the TBTF provisions with regard to comparability and the extent to which the corresponding international standards are implemented abroad.

A report by senior experts representing the private sector, authorities and academia (the Brunetti group) served as a basis for the review. In line with the Brunetti group, the Federal Council concluded that the Swiss TBTF approach compares favorably with the approaches of other countries and is appropriate in principle, and therefore no fundamental reorientation of the existing TBTF regime is necessary. However, the Federal Council concluded that certain adjustments to the regulatory model are needed, including in particular the implementation of the new international standards on total loss-absorbing capacity in Switzerland.

The Swiss parliament has received the Federal Council’s report and will take note of it during its June session. The Federal Department of Finance will set up and head a working group with representatives of FINMA and the Swiss National Bank, which is required to submit proposals for the necessary legal adjustments to the Swiss government by the end of 2015.

Swiss Federal Council takes initial decisions on the Financial Services Act and Financial Institutions Act

In March 2015, the Federal Council took note of the results of the consultation on the Financial Services Act (FinSA) and the Financial Institutions Act (FinIA). The FinSA governs the prerequisites for providing financial services and offering financial instruments, and it facilitates the enforcement of customers’ claims against financial services providers. It includes provisions on matters such as the provision of financial services subject to the obligation to publish a prospectus, the obligation to provide clients with a readily comprehensible basic information sheet, distribution of the corresponding code of conduct at points of sale, and legal enforcement. The FinIA contains provisions for a differentiated supervisory regime for financial institutions. Based on the consultation results, the Federal Council has taken initial decisions on a number of topics. Most importantly, it communicated that most of the initially planned instruments to facilitate enforcement of customers’ claims against financial services providers will be eliminated from the bill. The nature and extent of the impact on UBS will become clear once the Federal Council presents its final draft to the Swiss Parliament, which is expected to take place in the second half of 2015.

Swiss National Council adopts Financial Market Infrastructure Act

In March 2015, the National Council adopted the Financial Market Infrastructure Act (FMIA). The FMIA substantially changes the regulation of financial market infrastructure in Switzerland and provides for the implementation of the G20 commitments on over-the-counter (OTC) derivatives in Switzerland, including (i) mandating clearing via a central counterparty, (ii) transaction reporting to a trade repository, (iii) risk mitigation measures and (iv) mandatory trading of derivatives on a stock exchange or other trading facility once this has also been introduced in partner states, such as the EU, the US and Asia Pacific jurisdictions. The FMIA would also (i) introduce new licensing requirements for stock exchanges, multilateral trading facilities, central counterparties, central depositaries, trade repositories and payment systems, (ii) impose transparency requirements for multilateral and organized trading facilities and (iii) establish a basis for regulating high-frequency trading, should this be deemed necessary.

The purpose of the FMIA is to align Swiss regulation of OTC derivatives with the European Market Infrastructure Regulation (EMIR) and to achieve compliance with international standards. An equivalence determination by the EU would allow Swiss companies to benefit from intra-group exemptions provided by EU regulation and otherwise provide a more level playing field with EU peers. As a next step, the bill will be discussed by the Council of States in June 2015. While this law will affect UBS, the impact can only be assessed once the law has been finalized, as material elements of the new regime will depend on rulemaking at the ordinance level.

Senior Managers and Certification Regime in the UK to be extended to UK branches of foreign banks and investment firms

The UK Government has confirmed that it will apply the UK Senior Managers and Certification Regime (SMCR) to UK branches of foreign banks and investment firms. The Prudential Regulation Authority (PRA) and Financial Conduct Authority (FCA) have subsequently published a joint consultation paper setting out their proposals for extending and tailoring the SMCR to such branches. The SMCR broadly comprises the following three elements: (i) “Senior Managers Regime” under which in-scope individuals require regulatory approval. This regime will apply to a narrower number of senior individuals in a firm than the current Approved Persons Regime (APR), and will apply to individuals performing a Senior Management Function specified by either the PRA or FCA; (ii) a “Certification Regime” which will require firms to assess the fitness and propriety of certain employees who could

12

UBS Group

pose a risk of significant harm to the firm or any of its customers; and (iii) “Conduct Rules” applicable to all employees of relevant firms except staff carrying out purely ancillary functions.

The UK Treasury stated that the SMCR will come into force as of 7 March 2016 for both UK-incorporated firms and UK branches of foreign firms. Certain employees of UBS’s UK branch and subsidiaries will be subject to the SMCR.

US Securities and Exchange Commission releases final and proposed rules regarding reporting requirements for security-based swap information

The Reporting and Dissemination of Security-Based Swap Information Regulation (Regulation SBSR) outlines the information that must be reported and publicly disseminated for security-based swap (SBS) transactions and assigns reporting duties. The final rules address the cross-border application of Regulation SBSR. Any SBS transaction involving a US person, registered SBS dealer or registered major SBS participant, whether as a direct counterparty or as a guarantor, must be reported regardless of where the transaction is executed. However, there are provisions for substituted compliance.

The proposed amendments to Regulation SBSR would, among other things, establish the compliance timeline. Under the proposal, the timeline for reporting would depend on when the first SBS data repository commences operations. UBS intends to register as an SBS dealer, and, as such, will be subject to these reporting requirements.

US Department of Labor re-proposes fiduciary rule

In April 2015, the US Department of Labor (DOL) re-proposed a fiduciary rule (first proposed in 2010) that would expand the definition of “fiduciary” under the Employee Retirement Income Security Act of 1974 (ERISA). Under the proposal, all advisors, including broker-dealers, would be required to abide by an ERISA fiduciary standard in dealings with qualified retirement plans and individual retirement accounts (IRA). The proposal would prohibit a number of common transactions and fee arrangements, although the proposal includes several exemptions which may permit continuation of certain transactions and fee arrangements. UBS is currently reviewing the revised proposal and its potential impact on Wealth Management Americas and our other businesses.

Financial reporting and accounting changes

New structure of the Corporate Center

As announced in our fourth quarter of 2014 report and our Annual Report 2014, as of 1 January 2015, Corporate Center – Core Functions was reorganized into two new units, Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM). Therefore, we now report Corporate Center – Services, Corporate Center – Group ALM and Corporate Center – Non-Core and Legacy Portfolio separately, which enhances the transparency on Corporate Center activities.

Group ALM is responsible for centrally managing the Group’s liquidity and funding position, as well as providing other balance sheet and capital management services to the Group. Most of the income generated and expenses incurred by Group ALM from these activities continues to be allocated to the business divisions and other Corporate Center units. Corporate Center – Services includes the Group’s central control functions and all logistics and support functions serving the business divisions and other Corporate Center units. Most of the expenses and personnel of Corporate Center – Services are allocated to the business divisions and other Corporate Center units.

è	Refer to the “Corporate Center” section of this report for more information
è	Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information

Non-core and Legacy Portfolio disclosures

Following a substantial reduction in risk exposure over the past years, we have merged our disclosures for Non-core and Legacy Portfolio and included them in the Corporate Center section of our reports, including the disclosures previously provided in the Risk management and control section of our quarterly and annual reports. Therefore, starting with this report, we provide details on risk-weighted assets, leverage ratio denominator and balance sheet assets for the remaining Non-core and Legacy Portfolio exposures in one combined table.

Publication of UBS AG (consolidated) financial report for the first quarter of 2015

This report includes selected information for UBS AG (consolidated). Publication of the UBS AG first quarter of 2015 report, including the unaudited interim consolidated financial statements of UBS AG, will take place on 8 May 2015.

13

Group performance

Group performance

Net profit attributable to UBS Group AG shareholders for the first quarter of 2015 was CHF 1,977 million compared with CHF 858 million in the fourth quarter of 2014. We recorded an operating profit before tax of CHF 2,708 million compared with CHF 404 million, largely reflecting an increase of CHF 2,095 million in operating income, mostly driven by an increase of CHF 1,468 million in combined net interest and trading income and CHF 579 million higher other income. Operating expenses declined by CHF 208 million, reflecting a CHF 656 million decrease in general and administrative expenses, partly offset by CHF 440 million higher personnel expenses. We recorded a net tax expense of CHF 670 million compared with a net tax benefit of CHF 515 million in the prior quarter.

Income statement

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Net interest income	1,637	1,866	1,572	(12)	4
Credit loss (expense)/recovery	(16)	(60)	28	(73)
Net interest income after credit loss expense	1,621	1,807	1,600	(10)	1
Net fee and commission income	4,401	4,396	4,112	0	7
Net trading income	2,135	438	1,357	387	57
of which: net trading income excluding own credit	1,908	368	1,269	418	50
of which: own credit on financial liabilities designated at fair value	226	70	88	223	157
Other income	685	106	189	546	262
Total operating income	8,841	6,746	7,258	31	22
of which: net interest and trading income	3,772	2,304	2,929	64	29
Personnel expenses	4,172	3,732	3,967	12	5
General and administrative expenses	1,713	2,369	1,679	(28)	2
Depreciation and impairment of property and equipment	221	219	199	1	11
Amortization and impairment of intangible assets	28	23	20	22	40
Total operating expenses	6,134	6,342	5,865	(3)	5
Operating profit/(loss) before tax	2,708	404	1,393	570	94
Tax expense/(benefit)	670	(515)	339		98
Net profit/(loss)	2,038	919	1,054	122	93
Net profit/(loss) attributable to preferred noteholders	0	31	0	(100)
Net profit/(loss) attributable to non-controlling interests	61	29	0	110
Net profit/(loss) attributable to UBS Group AG shareholders	1,977	858	1,054	130	88

Comprehensive income
Total comprehensive income	1,726	1,343	1,448	29	19
Total comprehensive income attributable to preferred noteholders	0	42	(16)	(100)	(100)
Total comprehensive income attributable to non-controlling interests	(81)	74	(1)
Total comprehensive income attributable to UBS Group AG shareholders	1,808	1,226	1,465	47	23

14

UBS Group

Adjusted results1,2

	For the quarter ended 31.3.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,247	1,801	979	511	2,666	600	118	(80)	8,841
of which: own credit on financial liabilities designated at fair value[4]						226			226
of which: gains on sales of real estate						378			378
of which: gain on sale of a subsidiary	141								141
Operating income (adjusted)	2,106	1,801	979	511	2,666	(4)	118	(80)	8,096

Operating expenses as reported	1,296	1,548	552	343	1,891	337	(4)	171	6,134
of which: personnel-related restructuring charges[5]	19	8	7	6	24	(2)	0	4	68
of which: other restructuring charges[5]	27	16	9	11	45	121	0	7	237
Operating expenses (adjusted)	1,250	1,524	536	325	1,821	218	(4)	160	5,829

Operating profit/(loss) before tax as reported	951	253	427	168	774	263	122	(251)	2,708
Operating profit/(loss) before tax (adjusted)	856	277	443	186	844	(222)	122	(240)	2,268

	For the quarter ended 31.12.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	2,004	1,874	913	497	1,935	84	(201)	(361)	6,746
of which: own credit on financial liabilities designated at fair value[4]						70			70
of which: gains on sales of real estate						20			20
Operating income (adjusted)	2,004	1,874	913	497	1,935	(6)	(201)	(361)	6,656

Operating expenses as reported	1,359	1,663	573	412	1,702	263	6	364	6,342
of which: personnel-related restructuring charges[5]	17	7	4	30	17	12	0	5	93
of which: other restructuring charges[5]	31	16	12	8	43	(4)	0	9	115
of which: credit related to changes to retiree benefit plans in the US	0	(7)	0	0	(1)	0	0	0	(8)
Operating expenses (adjusted)	1,311	1,647	557	373	1,643	255	6	350	6,142

Operating profit/(loss) before tax as reported	646	211	340	85	233	(179)	(208)	(725)	404
Operating profit/(loss) before tax (adjusted)	694	227	356	124	292	(261)	(208)	(711)	514

	For the quarter ended 31.3.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services[3]	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,943	1,661	932	451	2,190	97	(46)	29	7,258
of which: own credit on financial liabilities designated at fair value[4]						88			88
of which: gains on sales of real estate						23			23
Operating income (adjusted)	1,943	1,661	932	451	2,190	(14)	(46)	29	7,147

Operating expenses as reported	1,325	1,419	547	329	1,765	235	(8)	254	5,865
of which: personnel-related restructuring charges[5]	25	7	10	3	82	2	0	5	133
of which: other restructuring charges[5]	15	3	5	1	42	0	0	4	71
Operating expenses (adjusted)	1,285	1,409	532	325	1,641	233	(8)	245	5,661

Operating profit/(loss) before tax as reported	619	242	386	122	425	(137)	(39)	(225)	1,393
Operating profit/(loss) before tax (adjusted)	659	252	401	126	549	(246)	(39)	(216)	1,486

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    3  Corporate Center – Services operating expenses presented in this table are after service allocations to business divisions and Corporate Center units.    4  Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    5  Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for more information.

15

Group performance

Results: 1Q15 vs 4Q14

We recorded an operating profit before tax of CHF 2,708 million compared with CHF 404 million, largely reflecting an increase of CHF 2,095 million in operating income, driven by an increase of CHF 1,468 million in combined net interest and trading income, mainly in the Investment Bank and in Corporate Center, as well as CHF 579 million higher other income, which included gains on sales of real estate of CHF 378 million and a gain of CHF 141 million on the sale of a subsidiary. Operating expenses declined by CHF 208 million, reflecting a CHF 656 million decrease in general and administrative expenses, partly due to CHF 252 million lower net charges for provisions for litigation, regulatory and similar matters, as well as lower professional fees. Furthermore, the previous quarter included a net charge of CHF 127 million for the annual UK bank levy. This decline was partly offset by CHF 440 million higher personnel expenses, largely due to higher expenses for current-year variable compensation awards.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the first quarter of 2015, the items we excluded were an own credit gain of CHF 226 million, the above-mentioned gains on sales of real estate of CHF 378 million and the abovementioned gain on sale of a subsidiary of CHF 141 million, as well as net restructuring charges of CHF 305 million. For the fourth quarter of 2014, the items we excluded were an own credit gain of CHF 70 million, gains on sales of real estate of CHF 20 million, net restructuring charges of CHF 208 million and a credit of CHF 8 million related to changes to retiree benefit plans in the US.

On this adjusted basis, profit before tax was CHF 2,268 million compared with CHF 514 million in the prior quarter.

Adjusted operating income increased by CHF 1,440 million to CHF 8,096 million, mainly reflecting an increase of CHF 1,312 million in adjusted combined net interest and trading income primarily in the Investment Bank and in Corporate Center.

Adjusted operating expenses decreased by CHF 313 million to CHF 5,829 million, reflecting a decline of CHF 252 million in net charges for provisions for litigation, regulatory and similar matters and CHF 519 million lower other non-personnel expenses, partly offset by an increase of CHF 457 million in personnel expenses.

Operating income: 1Q15 vs 4Q14

Total operating income was CHF 8,841 million compared with CHF 6,746 million. On an adjusted basis, total operating income increased by CHF 1,440 million to CHF 8,096 million. Adjusted combined net interest and trading income increased by CHF 1,312 million, largely in the Investment Bank, in Corporate Center – Group Asset and Liability Management (Group ALM) and in Corporate Center – Non-core and Legacy Portfolio. Adjusted other income increased by CHF 80 million while net fee and commission income was largely unchanged.

16

UBS Group

Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Net interest and trading income
Net interest income	1,637	1,866	1,572	(12)	4
Net trading income	2,135	438	1,357	387	57
Total net interest and trading income	3,772	2,304	2,929	64	29

Wealth Management	806	766	671	5	20
Wealth Management Americas	357	357	324	0	10
Retail & Corporate	687	655	602	5	14
Global Asset Management	(6)	4	(1)		500
Investment Bank	1,726	1,019	1,257	69	37
of which: Corporate Client Solutions	296	210	266	41	11
of which: Investor Client Services	1,430	809	991	77	44
Corporate Center	201	(497)	76		164
of which: Services	252	84	97	200	160
of which: own credit on financial liabilities designated at fair value	226	70	88	223	157
of which: Group ALM	73	(234)	(33)
of which: Non-core and Legacy Portfolio	(123)	(347)	12	(65)
Total net interest and trading income	3,772	2,304	2,929	64	29

Net interest and trading income

Net interest and trading income increased by CHF 1,468 million to CHF 3,772 million. The first quarter included an own credit gain on financial liabilities designated at fair value of CHF 226 million, primarily due to a widening of our funding spreads over the quarter. The prior quarter included an own credit gain on financial liabilities of CHF 70 million. Adjusted for the effect of own credit in both quarters, net interest and trading income increased by CHF 1,312 million to CHF 3,546 million, largely in the Investment Bank, in Group ALM and in Non-core and Legacy Portfolio.

In Wealth Management, net interest and trading income increased by CHF 40 million to CHF 806 million. Net interest income decreased by CHF 23 million to CHF 560 million, mainly due to the strengthening of the Swiss franc which led to lower income from loans and deposits. Net trading income increased by CHF 63 million to CHF 246 million, mainly due to higher foreign exchange-related trading revenues.

In Wealth Management Americas, net interest and trading income was unchanged at CHF 357 million. Net interest income decreased by CHF 10 million to CHF 263 million, mainly due to the strengthening of the Swiss franc versus the US dollar. Net trading income increased by CHF 10 million to CHF 94 million, mainly due to increased revenues in US municipal bonds and taxable fixed income.

In Retail & Corporate, net interest and trading income increased by CHF 32 million to CHF 687 million. Net interest income increased by CHF 11 million to CHF 568 million. The deposit margin increased, reflecting pricing measures, while the persistently low interest rate environment continued to have an adverse effect on our replication portfolios. Furthermore, net interest income increased due to higher loan margins. This was partly offset by lower allocated revenues from Group ALM. Net trading income increased by CHF 21 million to CHF 119 million, mainly reflecting higher income from foreign exchange trading as well as increased revenues related to gains as the result of hedge ineffectiveness from the fair value hedge of portfolio interest rate risk related to mortgage loans, due to the reduction in Swiss franc interest rates.

In the Investment Bank, net interest and trading income increased by CHF 707 million to CHF 1,726 million. Within Investor Client Services, net interest and trading income in foreign exchange, rates and credit increased by CHF 402 million due to higher revenues in both the foreign exchange and the rates and credit businesses. Following the Swiss National Bank’s actions on 15 January 2015, volatility levels increased sharply and remained at elevated levels throughout the first quarter, driving higher client activity, which resulted in higher revenues in the foreign exchange business. Increases in client activity levels in the rates business, as well as improved trading performance within the credit business, led to an overall increase in rates and credit. Also within Investor Client Services, equities net interest and trading income increased by CHF 219 million, with stronger performance across all sectors and regions, mainly reflecting seasonally higher client activity levels. Corporate Client Solutions net interest and trading income increased by CHF 86 million, due to a positive variance in risk management revenues, as well as higher revenues in equity capital markets and financing solutions, partly offset by lower debt capital markets revenues.

Corporate Center – Group ALM net interest and trading income increased by CHF 307 million, largely as the first quarter of 2015 included a gain of CHF 159 million arising from ineffectiveness in our cash flow hedges compared with a gain of CHF 4 million in the prior quarter. Furthermore, the first quarter of 2015

17

Group performance

included gains of CHF 114 million on cross-currency basis swaps held as economic hedges compared with losses of CHF 5 million in the prior quarter. The first quarter of 2015 also included lower central funding costs.

In Corporate Center – Non-core and Legacy Portfolio, net interest and trading income increased by CHF 224 million, largely due to lower losses in the rates portfolio, mainly related to greater novation and unwind activity in the prior quarter. The fourth quarter of 2014 also included a loss of CHF 108 million from the termination of certain credit default swap contracts. In addition, the first quarter included valuation losses of CHF 12 million on financial assets designated at fair value compared with losses of CHF 53 million in the prior quarter.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Credit loss (expense)/recovery

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Wealth Management	1	(4)	0
Wealth Management Americas	0	0	17		(100)
Retail & Corporate	(21)	(66)	12	(68)
Investment Bank	2	9	0	(78)
Corporate Center	2	1	0	100
of which: Non-core and Legacy Portfolio	2	1	0	100
Total	(16)	(60)	28	(73)

Credit loss expense/recovery

We recorded net credit loss expenses of CHF 16 million compared with CHF 60 million in the prior quarter.

Net credit loss expenses in Retail & Corporate were CHF 21 million compared with CHF 66 million in the prior quarter which primarily related to two corporate clients.

Net fee and commission income

Net fee and commission income was largely unchanged at CHF 4,401 million.

Net brokerage fees increased by CHF 62 million to CHF 845 million, predominantly in Wealth Management, mainly due to higher client activity in Asia Pacific, and in the Investment Bank. These increases were partly offset by lower client activity in Wealth Management Americas.

Underwriting fees rose by CHF 38 million to CHF 345 million, mostly in equity underwriting, largely in the Investment Bank, mainly due to higher revenues from public offerings and as the fee pool increased.

Merger and acquisitions and corporate finance fees decreased by CHF 72 million to CHF 178 million, predominantly in the Investment Bank, reflecting lower revenues from merger and acquisition transactions completed during the first quarter and as the fee pool declined.

Portfolio management and advisory fees decreased by CHF 17 million to CHF 1,940 million, primarily in Wealth Management Americas, mainly due to currency effects. Portfolio management and advisory fees also decreased in Wealth Management. These declines were partly offset by an increase in Global Asset Management, largely from O’Connor’s single-manager funds and A&Q’s multi-manager funds.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 685 million compared with CHF 106 million in the prior quarter and included gains on sales of real estate of CHF 378 million compared with CHF 20 million in the prior quarter, and a gain of CHF 141 million on the sale of a subsidiary. Excluding these items, adjusted other income increased by CHF 80 million, mainly as income from financial investments available-for-sale increased by CHF 60 million, primarily due to higher net gains on sales.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

18

UBS Group

Operating income Wealth Management, Wealth Management Americas and Retail & Corporate

	Wealth Management			Wealth Management Americas			Retail & Corporate
	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14	31.3.15	31.12.14	31.3.14	31.3.15	31.12.14	31.3.14
Net interest income	560	583	496	263	273	223	568	557	523
Recurring net fee income	949	986	897	1,124	1,156	996	134	133	144
Transaction-based income	589	436	542	410	437	421	284	273	234
Other income	149	4	9	5	9	5	13	16	19
Income	2,246	2,008	1,943	1,801	1,874	1,644	1,000	979	921
Credit loss (expense)/recovery	1	(4)	0	0	0	17	(21)	(66)	12
Total operating income	2,247	2,004	1,943	1,801	1,874	1,661	979	913	932

Recurring net fee and transaction-based income in Wealth Management, Wealth Management Americas and Retail & Corporate

Recurring net fee income for Wealth Management, Wealth Management Americas and Retail & Corporate includes fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account keeping fees, which are generated on the respective business divisions’ client assets. This is part of total net fee and commission income in the UBS Group financial statements. Transaction-based income includes the non-recurring portion of the net fee and commission income for these business divisions, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with the respective divisional net trading income.

In Wealth Management, recurring net fee income decreased by CHF 37 million to CHF 949 million, mainly driven by a decrease in invested assets due to the strengthening of the Swiss franc, and the ongoing effects of cross-border outflows, partly offset by continued growth in discretionary and advisory mandates. Transaction-

based income increased by CHF 153 million to CHF 589 million with increases across all regions, most notably in Asia Pacific. The overall increase was mainly related to mandates, structured products, investment funds, foreign-exchange trading and fixed income.

In Wealth Management Americas, recurring net fee income decreased by CHF 32 million to CHF 1,124 million and transaction-based income decreased by CHF 27 million, both affected by unfavorable currency effects.

In Retail & Corporate, recurring net fee income was broadly stable at CHF 134 million. Transaction-based income increased by CHF 11 million to CHF 284 million, mainly reflecting higher income from foreign exchange trading as well as increased revenues related to gains as the result of hedge ineffectiveness from the fair value hedge of portfolio interest rate risk related to mortgage loans, due to the reduction in Swiss franc interest rates. This was partly offset by lower credit card-related income.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Retail & Corporate” sections of this report for more information

19

Group performance

Operating expenses

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Personnel expenses (adjusted)[1]
Salaries	1,516	1,615	1,537	(6)	(1)
Total variable compensation	1,040	528	852	97	22
of which: relating to current year[2]	855	326	666	162	28
of which: relating to prior years[3]	185	202	186	(8)	(1)
Wealth Management Americas: Financial advisor compensation[4]	870	920	790	(5)	10
Other personnel expenses[5]	677	584	657	16	3
Total personnel expenses (adjusted)[1]	4,104	3,647	3,834	13	7
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	58	310	193	(81)	(70)
Other non-personnel expenses[6]	1,666	2,185	1,634	(24)	2
Total non-personnel expenses (adjusted)[1]	1,725	2,496	1,827	(31)	(6)
Adjusting items	305	200	204	53	50
of which: personnel-related restructuring charges	68	93	133	(27)	(49)
of which: other restructuring charges	237	115	71	106	234
of which: credit related to changes to retiree benefit plans in the US	0	(8)	0	(100)
Total operating expenses as reported	6,134	6,342	5,865	(3)	5

[1]  Excluding adjusting items.    [2]  Includes expenses relating to performance awards and other variable compensation for the respective performance year.    [3]  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    [4]   Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    [5]  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    [6]   Includes general and administrative expenses (excluding charges for provisions for litigation, regulatory and similar matters), as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.

Operating expenses: 1Q15 vs 4Q14

Total operating expenses decreased by CHF 208 million to CHF 6,134 million. Restructuring charges were CHF 305 million compared with CHF 208 million in the prior quarter. Personnel-related restructuring charges decreased by CHF 25 million to CHF 68 million, while non-personnel-related restructuring charges increased by CHF 122 million to CHF 237 million, largely reflecting increased provisions for onerous lease contracts.

On an adjusted basis, excluding restructuring charges in both quarters as well as a credit related to changes to retiree benefit plans in the US of CHF 8 million in the prior quarter, total operating expenses decreased by CHF 313 million to CHF 5,829 million, reflecting a CHF 771 million decline in adjusted non-personnel expenses, partly offset by a CHF 457 million increase in adjusted personnel expenses.

è	Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for more information on restructuring charges

Personnel expenses

Personnel expenses increased by CHF 440 million to CHF 4,172 million and included restructuring charges of CHF 68 million compared with CHF 93 million. On an adjusted basis, excluding restructuring charges and a credit of CHF 8 million related to changes to retiree benefit plans in the US, personnel expenses increased by CHF 457 million to CHF 4,104 million.

Expenses for salaries, excluding the effect of restructuring, decreased by CHF 99 million to CHF 1,516 million, mainly as the fourth quarter of 2014 included full-year charges of CHF 79 million for role-based allowances.

Adjusted for the effect of restructuring, total variable compensation expenses were CHF 1,040 million compared with CHF 528 million. Expenses for current-year awards increased by CHF 529 million, reflecting increased profitability. Expenses relating to the amortization of prior years’ awards decreased by CHF 17 million to CHF 185 million, due to a release of prior-year compensation accruals, partly offset by higher amortization expenses.

Financial advisor compensation in Wealth Management Americas decreased by CHF 50 million to CHF 870 million, primarily reflecting lower performance-based compensation and slightly lower compensable revenues, as well as favorable currency effects.

Other personnel expenses increased by CHF 93 million to CHF 677 million on an adjusted basis, largely due to CHF 48 million higher social security costs related to higher expenses for variable compensation and an increase of CHF 34 million in costs for pension and other post-employment benefits plans.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 656 million to CHF 1,713 million. Net restructuring charges increased to CHF 226 million from CHF 104 million primarily due to higher expenses for onerous lease provisions. On an adjusted basis, excluding restructuring charges, general and administrative expenses decreased by CHF 778 million, partly due to CHF 252 million

20

UBS Group

lower net charges for provisions for litigation, regulatory and similar matters, as well as lower professional fees. In addition, the previous quarter included a net charge of CHF 127 million for the annual UK bank levy.

At this point in time, we believe that the industry continues to operate in an environment where charges associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters.

Administration costs, adjusted for the effect of restructuring, decreased by CHF 158 million, mainly as the prior quarter included the abovementioned net charge for the annual UK bank levy.

Professional fees, adjusted for the effect of restructuring, decreased by CHF 83 million, largely due to lower legal and consulting fees.

Furthermore, other general and administrative expenses in the fourth quarter of 2014 included a net charge of CHF 42 million related to certain disputed receivables in Non-core and Legacy Portfolio.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
è	Refer to “Note 16 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Tax: 1Q15 vs 4Q14

We recognized a net income tax expense of CHF 670 million for the first quarter of 2015 compared with a net tax benefit of CHF 515 million in the prior quarter. The first quarter net expense included a deferred tax expense of CHF 502 million, which reflects the amortization of previously recognized deferred tax assets (DTA) that were utilized against Swiss taxable profits for the quarter. In addition, the quarterly charge included net tax expenses of CHF 150 million in respect of taxable profits primarily generated by branches and subsidiaries outside of Switzerland. Furthermore, the net income tax expense included a decrease in recognized DTA of CHF 18 million to reflect changes in tax law and also updated profit forecasts in certain locations.

The fourth quarter net benefit primarily reflected an increase in DTA following the reassessment in connection with our annual business planning process.

In 2015, we expect the tax rate to be approximately 25% excluding any impact from the reassessment of our DTA. Consistent with past practice, we expect to revalue our DTA in the second half of the year based on a reassessment of future profitability taking into account updated business plan forecasts. The full-year tax rate could change significantly as a result of this reassessment.

Total comprehensive income attributable to UBS Group AG shareholders: 1Q15 vs 4Q14

Total comprehensive income attributable to UBS Group AG shareholders was CHF 1,808 million compared with CHF 1,226 million in the prior quarter. Net profit attributable to UBS Group AG shareholders was CHF 1,977 million compared with CHF 858 million. Other comprehensive income (OCI) attributable to UBS Group AG shareholders was negative CHF 169 million compared with positive CHF 368 million.

In the first quarter of 2015, OCI included foreign currency translation losses of CHF 799 million (net of tax), primarily related to the weakening of the US dollar, the euro and the British pound against the Swiss franc compared with gains of CHF 687 million in the prior quarter.

OCI on defined benefit plans was positive CHF 539 million (net of tax) compared with negative CHF 652 million in the prior quarter. We recorded a pre-tax OCI gain of CHF 906 million related to our Swiss pension plan, reflecting a CHF 490 million net decrease in the defined benefit obligation (DBO) and an increase in the fair value of the underlying plan assets of CHF 416 million. The net DBO reduction reflected a decline of CHF 1,412 million due to changes in actuarial assumptions, including a refinement in our approach to estimating the rate of salary increases, interest credit on retirement savings, employee turnover and the rate of employee disabilities. This net DBO reduction was partly offset by an increase of CHF 1,217 million due to a significant decrease in the applicable discount rate from 1.2% as of 31 December 2014 to 0.8% as of 31 March 2015. The latter discount rate reflected an improvement in the construction of the yield curve where the market for long tenor maturities of Swiss high-quality corporate bonds was not sufficiently deep, which had a positive effect on OCI of CHF 485 million. Net pre-tax OCI losses on non-Swiss pension plans amounted to CHF 185 million and primarily related to the UK plan, mainly reflecting an increase in the DBO of CHF 227 million following a decline in the applicable discount rate.

OCI associated with financial investments available-for-sale was positive CHF 77 million (net of tax) compared with CHF 79 million in the prior quarter, and mainly related to unrealized net gains following a decrease in long-term interest rates, partly offset by unrealized net gains that were reclassified from OCI to the income statement upon sale of investments. OCI related to cash flow hedges was positive CHF 14 million (net of tax) compared with CHF 254 million, and mainly reflect decreases in long-term interest rates across all major currencies, partly offset by currency translation-related losses.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on the changes in actuarial assumptions for the Swiss pension plan
è	Refer to “Note 28 Pension and other post-employment benefit plans” in the “Financial information” section of our Annual Report 2014 for more information on OCI related to defined benefit plans

Net profit attributable to preferred noteholders and non-controlling interests: 1Q15 vs 4Q14

Net profit attributable to preferred noteholders was zero in the first quarter of 2015 compared with CHF 31 million in the prior

21

Group performance

quarter. In the fourth quarter of 2014, the purchase of UBS AG shares by UBS Group AG pursuant to the exchange offer constituted a triggering event which resulted in accruals for future distributions to preferred noteholders of CHF 31 million. Subsequent to the exchange offer, the preferred notes issued by UBS AG were re-classified to equity attributable to non-controlling interests in the UBS Group AG consolidated financial statements.

Net profit attributable to non-controlling interests was CHF 61 million in the first quarter of 2015 compared with CHF 29 million in the prior quarter. This primarily related to net profit attributable to non-controlling interests in UBS AG reflecting the non-exchanged UBS AG shares.

In addition to net profit attributable to non-controlling interests in UBS AG reflecting the non-exchanged UBS AG shares, we expect to attribute net profit of approximately CHF 80 million to non-controlling interests related to the preferred notes issued by UBS AG in both 2015, all of which in the second quarter, and 2016 and of approximately CHF 70 million in 2017.

è	Refer to the “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the establishment of UBS Group AG

Performance by reporting segment: 1Q15 vs 4Q14

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 1Q15 vs 4Q14

Common equity tier 1 capital ratio

During the first quarter of 2015, our fully applied CET1 capital ratio increased 0.3 percentage points to 13.7%, well above our target of at least 13.0%, with the increase mainly resulting from a CHF 0.6 billion increase in our fully applied CET1 capital.

è	Refer to the “Capital management” section of this report for more information

Risk-weighted assets

Risk-weighted assets (RWA) were virtually unchanged at CHF 216.4 billion as of 31 March 2015 on a fully applied basis, just above our target of less than CHF 215 billion by year-end 2015 as an increase in operational risk RWA was offset by slightly lower credit risk RWA and market risk RWA.

Credit risk RWA decreased by CHF 0.7 billion, mainly in Corporate Center – Non-core and Legacy Portfolio and in the Investment Bank, partly offset by an increase in Retail & Corporate.

Market risk RWA decreased by CHF 1.4 billion, mainly related to risks-not-in-VaR, value-at-risk, and the incremental risk charge.

Operational risk RWA increased by CHF 2.0 billion during the first quarter of 2015. The parameters of our advanced measurement approach model used for the calculation of operational risk capital were updated in the first quarter of 2015 following the annual quantitative and qualitative review, resulting in a CHF 2.0 billion increase in operational risk RWA.

è	Refer to the “Investment Bank,” “Corporate Center” and “Capital management” sections of this report for more information

Return on equity

	As of or for the quarter ended
CHF million, except where indicated	31.3.15	31.12.14	31.3.14

Net profit
Net profit attributable to UBS Group AG shareholders	1,977	858	1,054
Amortization and impairment of intangible assets	28	23	20
Pre-tax adjustment items[1]	(440)	110	93
Tax effect on adjustment items[2]	52	(38)	(38)
Adjusted net profit attributable to UBS Group AG shareholders[3]	1,617	953	1,129

Equity
Equity attributable to UBS Group AG shareholders	52,359	50,608	49,023
Less: goodwill and intangible assets[4]	6,342	6,564	6,211
Tangible equity attributable to UBS Group AG shareholders	46,017	44,044	42,812

Return on equity
Return on equity (%)	15.4	6.8	8.7
Return on tangible equity (%)	17.8	8.0	10.2
Adjusted return on tangible equity (%)	14.4	8.6	10.7

1  Refer to the table “Adjusted results” in this section for more information.    2  Generally reflects an indicative tax rate of 22% on pre-tax adjustment items, apart from own credit on financial liabilities designated at fair value, which has a lower indicative tax rate of 2%.    3  Net profit attributable to UBS Group AG shareholders excluding amortization and impairment of intangible assets, pre-tax adjustment items and tax effect on pre-tax adjustment items.    4  Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders have been adjusted to reflect the non-controlling interests in UBS AG, where applicable.

22

UBS Group

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased by CHF 21 billion to CHF 977 billion on a fully-applied basis compared with our target of CHF 900 billion by year-end 2016.

The decrease during the first quarter mainly related to a CHF 12 billion reduction in off-balance sheet assets. In addition, the current exposure method add-on for derivatives decreased by CHF 7 billion, in line with ongoing trade novation primarily in Corporate Center – Non-core and Legacy Portfolio.

Cost/income ratio

The cost/income ratio improved to 69.2% in the first quarter of 2015 compared with 93.2% in the prior quarter. On an adjusted basis, the cost/income ratio was 71.8% and was above our target range of 60% to 70%.

Return on tangible equity

The return on tangible equity (RoTE) was 17.8% in the first quarter of 2015 compared with 8.0% in the prior quarter. On an adjusted basis, RoTE for the first quarter of 2015 was 14.4%, well above our target of around 10% in 2015.

Net new money1

	For the quarter ended
CHF billion	31.3.15	31.12.14	31.3.14
Wealth Management	14.4	3.0	10.9
Wealth Management Americas	4.6	5.3	1.9
Global Asset Management	5.1	(3.8)	9.6
of which: excluding money market flows	7.5	(5.8)	13.0
of which: money market flows	(2.4)	2.0	(3.4)

1  Net new money excludes interest and dividend income.

Net new money

In Wealth Management, net new money was CHF 14.4 billion, driven by inflows from all regions, with Asia Pacific as the largest contributor. Net inflows in Europe reflected net inflows from both our domestic and international businesses. On a global basis, net new money from ultra high net worth clients was CHF 10.1 billion compared with CHF 7.1 billion in the prior quarter.

In Wealth Management Americas, net new money totaled CHF 4.6 billion (USD 4.8 billion), reflecting net new money inflows from financial advisors employed with UBS for more than one year.

In Global Asset Management, excluding money market flows, net new money inflows were CHF 7.5 billion compared with net outflows of CHF 5.8 billion. By client segment, net inflows from third parties were CHF 2.5 billion compared with net outflows of CHF 6.4 billion in the previous quarter. The net inflows in the first quarter were mainly into fixed income, largely from clients serviced from the Americas, and into multi-asset, predominantly from clients serviced from Switzerland and the Americas. Net inflows from clients of UBS’s wealth management businesses were CHF 5.1 billion compared with CHF 0.6 billion, and were mainly into alternative investments from clients serviced from Switzer-land and Europe, multi-asset, mainly from clients serviced from Switzerland and Asia Pacific, and equities, predominantly from clients serviced from Asia Pacific.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

23

Group performance

Invested assets

	As of			% change from
CHF billion	31.3.15	31.12.14	31.3.14	31.12.14	31.3.14
Wealth Management	970	987	899	(2)	8
Wealth Management Americas	1,021	1,027	872	(1)	17
Global Asset Management	661	664	596	0	11
of which: excluding money market funds	601	600	534	0	13
of which: money market funds	60	64	62	(6)	(3)

Invested assets

In Wealth Management, invested assets decreased by CHF 17 billion to CHF 970 billion as of 31 March 2015, due to negative currency translation effects of CHF 47 billion and an CHF 8 billion reduction due to the sale of a subsidiary that did not affect net new money, partly offset by positive market performance of CHF 25 billion and net new money inflows of CHF 14 billion.

In Wealth Management Americas, invested assets decreased by CHF 6 billion to CHF 1,021 billion as of 31 March 2015, mainly due to the strengthening of the Swiss franc versus the US dollar. In US dollar terms, invested assets increased by USD

18 billion to USD 1,050 billion, reflecting positive market performance of USD 14 billion as well as net new money inflows of USD 5 billion.

In Global Asset Management, invested assets decreased by CHF 3 billion to CHF 661 billion as of 31 March 2015, reflecting negative currency translation effects of CHF 25 billion, largely offset by positive market performance of CHF 16 billion and net new money inflows of CHF 5 billion.

è	Refer to the “Wealth Management,” “Wealth Management Americas” and “Global Asset Management” sections of this report for more information

Personnel by business division and Corporate Center1

		As of		% change from
Full-time equivalents	31.3.15	31.12.14	31.3.14	31.12.14	31.3.14
Wealth Management	16,568	16,760	16,642	(1)	0
Wealth Management Americas	16,162	16,134	16,356	0	(1)
Retail & Corporate	9,155	9,200	9,240	0	(1)
Global Asset Management	3,901	3,817	3,730	2	5
Investment Bank	11,876	11,794	11,860	1	0
Corporate Center	2,451	2,450	2,497	0	(2)
of which: Services	1,270	970	951	31	34
of which: Non-core and Legacy Portfolio	1,181	1,480	1,546	(20)	(24)
Total	60,113	60,155	60,326	0	0
of which: Corporate Center – Services personnel (before allocations)	23,424	23,517	23,673	0	(1)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes.

24

UBS Group

Personnel by region

		As of		% change from
Full-time equivalents	31.3.15	31.12.14	31.3.14	31.12.14	31.3.14
Americas	20,893	20,951	21,265	0	(2)
of which: USA	19,713	19,715	19,972	0	(1)
Asia Pacific	7,483	7,385	7,313	1	2
Europe, Middle East and Africa	10,247	10,254	10,190	0	1
of which: UK	5,411	5,425	5,600	0	(3)
of which: Rest of Europe	4,668	4,663	4,433	0	5
of which: Middle East and Africa	169	166	158	2	7
Switzerland	21,489	21,564	21,558	0	0
Total	60,113	60,155	60,326	0	0

Personnel

We employed 60,113 personnel as of 31 March 2015, a decrease of 42 compared with 60,155 personnel as of 31 December 2014. Wealth Management personnel decreased by 192, which included a decline of approximately 80 related to the sale of a subsidiary. Global Asset Management personnel increased by 84, with increases mainly related to Corporate Center functions and in traditional investments. Investment Bank personnel increased by 82 due to increased front office personnel.

è	Refer to the discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information

Results: 1Q15 vs 1Q14

Net profit attributable to UBS Group AG shareholders was CHF 1,977 million in the first quarter of 2015 compared with CHF 1,054 million in the same quarter a year earlier. Operating profit before tax was CHF 2,708 million compared with CHF 1,393 million, largely reflecting an increase of CHF 1,583 million in operating income, driven by CHF 843 million higher combined net interest and trading income, an increase of CHF 496 million in other income as well as CHF 289 million higher net fee and commission income. This was partly offset by an increase of CHF 269 million in operating expenses, mainly due to higher personnel expenses.

For the first quarter of 2015, the items we excluded for the purpose of determining adjusted results were an own credit gain of CHF 226 million, gains on sales of real estate of CHF 378 million, a gain of CHF 141 million on the sale of a subsidiary and net restructuring charges of CHF 305 million. For the first quarter of 2014, the items we excluded were an own credit gain of CHF 88 million, gains on sales of real estate of CHF 23 million and net restructuring charges of CHF 204 million.

On an adjusted basis, profit before tax increased by CHF 782 million to CHF 2,268 million, due to an increase of CHF 949 million in operating income, partly offset by CHF 168 million higher operating expenses.

Adjusted operating income increased by CHF 949 million to CHF 8,096 million, mainly reflecting CHF 705 million higher combined net interest and trading income and an increase in net fee and commission income of CHF 289 million. Adjusted other income was unchanged.

Adjusted operating expenses increased by CHF 168 million to CHF 5,829 million, due to CHF 270 million higher personnel expenses, partly offset by a decline of CHF 135 million in net charges for provisions for litigation, regulatory and similar matters. Adjusted other non-personnel expenses were broadly unchanged.

25

Group performance

Regional performance

The operating regions shown in the “Regional performance” table below correspond to the management structure of the Group from a regional perspective. The allocation of income and expenses to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments which management considers reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of our country and regional Presidents. Expenses are allocated in line with revenues. Certain revenues and expenses, such as those related to the Corporate Center – Non-core and Legacy Portfolio, certain litigation expenses and restructuring charges and other items, are managed at a Group level. These revenues and expenses are included in the Global column.

Regional performance

	Americas			Asia Pacific			Europe, Middle East and Africa
	For the quarter ended
CHF billion	31.3.15	31.12.14	31.3.14	31.3.15	31.12.14	31.3.14	31.3.15	31.12.14	31.3.14
Operating income
Wealth Management	0.1	0.1	0.1	0.6	0.5	0.5	1.0	1.0	1.0
Wealth Management Americas	1.8	1.9	1.7	0.0	0.0	0.0	0.0	0.0	0.0
Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Global Asset Management	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1
Investment Bank	0.8	0.6	0.7	0.7	0.6	0.6	0.8	0.5	0.6
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total operating income	2.9	2.8	2.6	1.4	1.1	1.1	1.9	1.7	1.7

Operating expenses
Wealth Management	0.1	0.1	0.1	0.4	0.4	0.3	0.6	0.7	0.7
Wealth Management Americas	1.5	1.7	1.4	0.0	0.0	0.0	0.0	0.0	0.0
Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Global Asset Management	0.1	0.1	0.1	0.0	0.1	0.0	0.1	0.1	0.1
Investment Bank	0.6	0.5	0.5	0.5	0.4	0.4	0.6	0.4	0.5
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total operating expenses	2.4	2.3	2.2	0.9	0.8	0.8	1.3	1.2	1.3

Operating profit/(loss) before tax
Wealth Management	0.0	0.0	0.0	0.2	0.1	0.2	0.4	0.3	0.3
Wealth Management Americas	0.3	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0
Retail & Corporate	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Global Asset Management	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investment Bank	0.2	0.1	0.2	0.3	0.2	0.2	0.2	0.1	0.1
Corporate Center	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Operating profit/(loss) before tax	0.5	0.4	0.5	0.5	0.3	0.4	0.6	0.4	0.4

26

UBS Group

Switzerland			Global			Total
For the quarter ended
31.3.15	31.12.14	31.3.14	31.3.15	31.12.14	31.3.14	31.3.15	31.12.14	31.3.14

0.4	0.4	0.4	0.1	0.0	0.0	2.2	2.0	1.9
0.0	0.0	0.0	0.0	0.0	0.0	1.8	1.9	1.7
1.0	0.9	0.9	0.0	0.0	0.0	1.0	0.9	0.9
0.1	0.1	0.1	0.0	0.0	0.0	0.5	0.5	0.5
0.4	0.2	0.3	0.0	0.0	0.0	2.7	1.9	2.2
0.0	0.0	0.0	0.6	(0.5)	0.1	0.6	(0.5)	0.1
1.9	1.7	1.7	0.8	(0.5)	0.1	8.8	6.7	7.3

0.2	0.2	0.2	0.0	0.0	0.0	1.3	1.4	1.3
0.0	0.0	0.0	0.0	0.0	0.0	1.5	1.7	1.4
0.6	0.6	0.5	0.0	0.0	0.0	0.6	0.6	0.5
0.1	0.1	0.1	0.0	0.0	0.0	0.3	0.4	0.3
0.2	0.2	0.2	0.1	0.3	0.1	1.9	1.7	1.8
0.0	0.0	0.0	0.5	0.6	0.5	0.5	0.6	0.5
1.0	1.0	1.0	0.6	0.9	0.6	6.1	6.3	5.9

0.2	0.2	0.2	0.1	0.0	0.0	1.0	0.6	0.6
0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.2	0.2
0.4	0.3	0.4	0.0	0.0	0.0	0.4	0.3	0.4
0.1	0.0	0.0	0.0	0.0	0.0	0.2	0.1	0.1
0.2	0.1	0.1	(0.1)	(0.3)	(0.2)	0.8	0.2	0.4
0.0	0.0	0.0	0.1	(1.1)	(0.4)	0.1	(1.1)	(0.4)
0.9	0.6	0.7	0.2	(1.4)	(0.6)	2.7	0.4	1.4

27

28

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Profit before tax was CHF 951 million in the first quarter of 2015, an increase of CHF 305 million compared with the fourth quarter of 2014. Adjusted for the gain on sale of a subsidiary as well as restructuring charges, profit before tax increased by CHF 162 million to CHF 856 million, due to a CHF 102 million increase in operating income, largely as a result of higher transaction-based income and CHF 61 million lower operating expenses. The adjusted net margin on invested assets increased by 7 basis points to 35 basis points. Net new money was CHF 14.4 billion compared with CHF 3.0 billion in the prior quarter.

Wealth Management1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Net interest income	560	583	496	(4)	13
Recurring net fee income	949	986	897	(4)	6
Transaction-based income	589	436	542	35	9
Other income	149	4	9
Income	2,246	2,008	1,943	12	16
Credit loss (expense)/recovery	1	(4)	0
Total operating income	2,247	2,004	1,943	12	16
Personnel expenses	878	851	847	3	4
General and administrative expenses	355	438	412	(19)	(14)
Services (to)/from other business divisions	8	15	17	(47)	(53)
Depreciation and impairment of property and equipment	54	54	48	0	13
Amortization and impairment of intangible assets	1	1	2	0	(50)
Total operating expenses[2]	1,296	1,359	1,325	(5)	(2)
Business division operating profit/(loss) before tax	951	646	619	47	54

Key performance indicators[3]
Pre-tax profit growth (%)	47.2	(8.6)	31.4
Cost/income ratio (%)	57.7	67.7	68.2
Net new money growth (%)	5.8	1.2	4.9
Gross margin on invested assets (bps)	92	82	87	12	6
Net margin on invested assets (bps)	39	26	28	50	39

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.

30

UBS business divisions and Corporate Center

Wealth Management1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Additional information
Recurring income	1,509	1,569	1,392	(4)	8
Recurring income as a % of income (%)	67.2	78.1	71.6
Average attributed equity (CHF billion)[2]	3.6	3.5	3.4	3	6
Return on attributed equity (%)	105.7	73.8	72.8
Risk-weighted assets (fully applied, CHF billion)[3]	25.7	25.4	21.4	1	20
Risk-weighted assets (phase-in, CHF billion)[3]	26.0	25.8	21.8	1	19
Return on risk-weighted assets, gross (%)[4]	34.7	31.3	36.0
Leverage ratio denominator (phase-in, CHF billion)[5]	134.2	138.3	125.4	(3)	7
Goodwill and intangible assets (CHF billion)	1.3	1.4	1.3	(7)	0
Net new money (CHF billion)	14.4	3.0	10.9
Invested assets (CHF billion)	970	987	899	(2)	8
Client assets (CHF billion)	1,142	1,160	1,044	(2)	9
Loans, gross (CHF billion)	110.8	112.7	102.2	(2)	8
Due to customers (CHF billion)	188.4	191.3	186.8	(2)	1
Personnel (full-time equivalents)	16,568	16,760	16,642	(1)	0
Client advisors (full-time equivalents)	4,326	4,250	4,220	2	3

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

Regional breakdown of key figures1, 2

As of or for the quarter ended 31.3.15	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)	3.0	8.2	1.6	1.5	10.1		(0.3)
Net new money growth (%)	3.3	12.2	3.6	3.6	8.1		(1.6)
Invested assets (CHF billion)	349	276	178	165	503		74
Gross margin on invested assets (bps)	80	83	96	96	56		43 [4]
Client advisors (full-time equivalents)	1,496	1,201	773	776	761	[5]

1  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    2  Based on the Wealth Management business area structure, and excluding minor functions with 80 client advisors, CHF 2 billion of invested assets, and CHF 0.1 billion of net new money inflows in the first quarter of 2015.    3  Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.     4  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 24 basis points.    5  Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

31

Wealth Management

Results: 1Q15 vs 4Q14

Operating income

Total operating income increased by CHF 243 million to CHF 2,247 million. Adjusted for the gain on sale of a subsidiary of CHF 141 million in the first quarter of 2015, operating income increased by CHF 102 million to 2,106 million, mainly due to higher transaction-based income, partly offset by lower recurring net fee income and net interest income.

Net interest income decreased by CHF 23 million to CHF 560 million, mainly due to the strengthening of the Swiss franc which led to lower income from loans and deposits.

Recurring net fee income decreased by CHF 37 million to CHF 949 million, mainly driven by a decrease in invested assets due to the strengthening of the Swiss franc, and the ongoing effects of cross-border outflows, partly offset by continued growth in discretionary and advisory mandates.

Transaction-based income increased by CHF 153 million to CHF 589 million with increases across all regions, most notably in Asia Pacific. The overall increase was mainly related to mandates, structured products, investment funds, foreign-exchange trading and fixed income.

Other income increased by CHF 145 million to CHF 149 million, primarily due to the aforementioned gain on sale of a subsidiary.

Operating expenses

Total operating expenses decreased by CHF 63 million to CHF 1,296 million. Adjusted for restructuring charges of CHF 46 million compared with CHF 48 million, operating expenses decreased by CHF 61 million to CHF 1,250 million, mainly due to lower general and administrative expenses. The shift of a team of real estate financing experts from Retail & Corporate to Wealth Management at the beginning of 2015 led to a decrease of approximately CHF 6 million in net charges from other business divisions and a largely corresponding increase in personnel expenses.

Personnel expenses increased by CHF 27 million to CHF 878 million. Adjusted for restructuring charges of CHF 19 million compared with CHF 17 million, personnel expenses increased by CHF 25 million to CHF 859 million, mainly due to increased variable compensation expenses, expenses for untaken vacation accruals compared with a release of accruals in the prior quarter, higher pension-related expenses, salary increases and the impact of the aforementioned shift of real estate financing experts. This was partly offset by favorable currency effects.

General and administrative expenses decreased by CHF 83 million to CHF 355 million. Adjusted for restructuring charges of CHF 26 million compared with CHF 30 million, general and administrative expenses decreased by CHF 79 million to CHF 329 million, mainly due to lower marketing expenses and Corporate Center costs, favorable currency effects and lower expenses for travel and entertainment. In addition, the prior quarter included a charge for the annual UK bank levy. These effects were partly offset by CHF 12 million higher charges for provisions for litigation, regulatory and similar matters.

Net charges for services from other business divisions decreased by CHF 7 million to CHF 8 million, mainly due to the abovementioned shift of real estate financing experts.

Cost/income ratio

The cost/income ratio decreased to 57.7% from 67.7% in the prior quarter. Adjusted for the abovementioned gain on sale of a subsidiary and restructuring charges, the cost/income ratio decreased to 59.4% from 65.3%, and was within our target range of 55% to 65%.

Net new money

The annualized net new money growth rate was 5.8% compared with 1.2% in the prior quarter and was above our target range of 3% to 5%. Net new money was CHF 14.4 billion, driven by inflows from all regions, with Asia Pacific as the largest contributor. Net inflows in Europe reflected net inflows from both our domestic and international businesses. On a global basis, net new money from ultra high net worth clients was CHF 10.1 billion compared with CHF 7.1 billion in the prior quarter.

Invested assets

Invested assets decreased by CHF 17 billion to CHF 970 billion as of 31 March 2015, due to negative currency translation effects of

32

UBS business divisions and Corporate Center

CHF 47 billion and an CHF 8 billion reduction due to the abovementioned sale of a subsidiary that did not affect net new money, partly offset by positive market performance of CHF 25 billion and net new money inflows of CHF 14 billion.

Margins on invested assets

The net margin on invested assets increased by 13 basis points to 39 basis points. Adjusted for the abovementioned gain on sale of a subsidiary and restructuring charges, the net margin on invested assets increased by 7 basis points to 35 basis points, reflecting the increase in pre-tax profit on stable average invested assets.

The gross margin on invested assets increased by 10 basis points to 92 basis points. Adjusted for the abovementioned gain on sale of a subsidiary, the gross margin on invested assets increased by 4 basis points to 86 basis points.

Personnel: 1Q15 vs 4Q14

Wealth Management employed 16,568 personnel as of 31 March 2015 compared with 16,760 as of 31 December 2014. The abovementioned shift of a team of real estate financing experts from Retail & Corporate to Wealth Management led to an increase of around 80 personnel. The abovementioned sale of a subsidiary led to a decrease of around 80 personnel.

The number of client advisors increased by 76 to 4,326, mainly as certain staff were reclassified from non-client facing to client advisors, partly offset by reductions in Europe and Switzerland.

The number of non-client facing staff decreased by 268 to 12,242, mainly due to decreases in personnel allocated from Corporate Center units, the abovementioned reclassification and the impact of the abovementioned sale of a subsidiary, partly offset by the abovementioned shift of a team of real estate financing experts.

Results: 1Q15 vs 1Q14

Profit before tax increased by CHF 332 million to CHF 951 million in the first quarter of 2015. Adjusted for the abovementioned gain on sale of a subsidiary and restructuring charges, profit before tax increased by CHF 197 million to CHF 856 million, due to CHF 163 million higher operating income, mainly driven by an increase in net interest income, recurring net fee income and transaction-based income, and CHF 35 million lower operating expenses largely as a result of lower charges for provisions for litigation, regulatory and similar matters.

Total operating income increased by CHF 304 million to CHF 2,247 million. Adjusted for the abovementioned gain on sale of a subsidiary of CHF 141 million in the first quarter of 2015, operating income increased by CHF 163 million to CHF 2,106 million, mainly due to higher net interest income, recurring net fee income and transaction-based income.

Net interest income increased by CHF 64 million to CHF 560 million, mainly due to higher income from loans and an increase in allocated revenues from Group ALM.

Recurring net fee income increased by CHF 52 million to CHF 949 million, reflecting continued growth in discretionary and advisory mandates, the positive effect of pricing measures and an increase in invested assets, partly offset by lower income due to the ongoing effects of cross-border outflows.

Transaction-based income increased by CHF 47 million to CHF 589 million with increases across all regions, most notably in Asia Pacific. The overall increase was mainly related to mandates and foreign-exchange trading.

Other income increased by CHF 140 million to CHF 149 million, primarily due to the abovementioned gain on sale of a subsidiary.

Total operating expenses decreased by CHF 29 million to CHF 1,296 million. Adjusted for restructuring charges of CHF 46 million compared with CHF 40 million, operating expenses decreased by CHF 35 million to CHF 1,250 million, mainly reflecting CHF 71 million lower charges for provisions for litigation, regulatory and similar matters, partly offset by a CHF 37 million increase in adjusted personnel expenses.

33

Wealth Management Americas

Wealth Management Americas

Profit before tax was USD 268 million in the first quarter of 2015 compared with USD 217 million in the fourth quarter of 2014. Adjusted for restructuring charges in both quarters and a credit related to changes to retiree benefit plans in the US in the fourth quarter, profit before tax increased to a record USD 293 million from USD 233 million, mainly reflecting lower operating expenses. Net new money was USD 4.8 billion compared with USD 5.5 billion in the prior quarter.

Wealth Management Americas1

	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Net interest income	277	280	250	(1)	11
Recurring net fee income	1,186	1,187	1,119	0	6
Transaction-based income	432	448	472	(4)	(8)
Other income	5	9	6	(44)	(17)
Income	1,901	1,924	1,847	(1)	3
Credit loss (expense)/recovery	0	0	19		(100)
Total operating income	1,901	1,924	1,865	(1)	2
Personnel expenses	1,300	1,336	1,265	(3)	3
Financial advisor compensation[2]	731	757	708	(3)	3
Compensation commitments with recruited financial advisors[3]	186	187	180	(1)	3
Salaries and other personnel costs	382	392	377	(3)	1
General and administrative expenses	279	319	280	(13)	0
Services (to)/from other business divisions	2	3	2	(33)	0
Depreciation and impairment of property and equipment	39	36	33	8	18
Amortization and impairment of intangible assets	13	13	13	0	0
Total operating expenses[4]	1,633	1,707	1,594	(4)	2
Business division operating profit/(loss) before tax	268	217	272	24	(1)

Key performance indicators[5]
Pre-tax profit growth (%)	23.5	(14.6)	7.1
Cost/income ratio (%)	85.9	88.7	86.3
Net new money growth (%)	1.9	2.2	0.9
Gross margin on invested assets (bps)	73	75	76	(3)	(4)
Net margin on invested assets (bps)	10	8	11	25	(9)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3   Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.

34

UBS business divisions and Corporate Center

Wealth Management Americas1 (continued)

	As of or for the quarter ended			% change from
USD million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Additional information
Recurring income	1,463	1,467	1,369	0	7
Recurring income as a % of income (%)	77.0	76.2	74.1
Average attributed equity (USD billion)[2]	2.5	2.8	3.0	(11)	(17)
Return on attributed equity (%)	42.9	31.0	36.3
Risk-weighted assets (fully applied, USD billion)[3]	22.4	21.8	27.7	3	(19)
Risk-weighted assets (phase-in, USD billion)[3]	22.6	22.0	27.8	3	(19)
Return on risk-weighted assets, gross (%)[4]	34.1	34.1	26.7
Leverage ratio denominator (phase-in, USD billion)[5]	57.9	63.7	63.4	(9)	(9)
Goodwill and intangible assets (USD billion)	3.7	3.8	3.8	(3)	(3)
Net new money (USD billion)	4.8	5.5	2.1
Net new money including interest and dividend income (USD billion)[6]	10.3	15.9	7.6
Invested assets (USD billion)	1,050	1,032	987	2	6
Client assets (USD billion)	1,104	1,087	1,042	2	6
Loans, gross (USD billion)	45.5	44.6	39.6	2	15
Due to customers (USD billion)	74.5	73.5	68.8	1	8
Recruitment loans to financial advisors	2,871	2,925	3,017	(2)	(5)
Other loans to financial advisors	487	374	431	30	13
Personnel (full-time equivalents)	16,162	16,134	16,356	0	(1)
Financial advisors (full-time equivalents)	6,982	6,997	7,113	0	(2)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    3  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    6  Presented in line with historical reporting practice in the US market.

35

Wealth Management Americas

Wealth Management Americas – in Swiss francs1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Net interest income	263	273	223	(4)	18
Recurring net fee income	1,124	1,156	996	(3)	13
Transaction-based income	410	437	421	(6)	(3)
Other income	5	9	5	(44)	0
Income	1,801	1,874	1,644	(4)	10
Credit loss (expense)/recovery	0	0	17		(100)
Total operating income	1,801	1,874	1,661	(4)	8
Personnel expenses	1,232	1,302	1,126	(5)	9
Financial advisor compensation[2]	693	738	630	(6)	10
Compensation commitments with recruited financial advisors[3]	177	182	160	(3)	11
Salaries and other personnel costs	362	382	336	(5)	8
General and administrative expenses	265	311	250	(15)	6
Services (to)/from other business divisions	2	3	2	(33)	0
Depreciation and impairment of property and equipment	37	35	30	6	23
Amortization and impairment of intangible assets	12	13	12	(8)	0
Total operating expenses[4]	1,548	1,663	1,419	(7)	9
Business division operating profit/(loss) before tax	253	211	242	20	5

Key performance indicators[5]
Pre-tax profit growth (%)	19.9	(10.6)	5.2
Cost/income ratio (%)	86.0	88.7	86.3
Net new money growth (%)	1.8	2.2	0.9
Gross margin on invested assets (bps)	70	75	76	(7)	(8)
Net margin on invested assets (bps)	10	8	11	25	(9)

Additional information
Recurring income	1,387	1,429	1,218	(3)	14
Recurring income as a % of income (%)	77.0	76.3	74.1
Average attributed equity (CHF billion)[6]	2.4	2.7	2.7	(11)	(11)
Return on attributed equity (%)	42.2	31.3	35.9
Risk-weighted assets (fully applied, CHF billion)[7]	21.8	21.7	24.4	0	(11)
Risk-weighted assets (phase-in, CHF billion)[7]	21.9	21.9	24.6	0	(11)
Return on risk-weighted assets, gross (%)[8]	32.9	34.1	26.8
Leverage ratio denominator (phase-in, CHF billion)[9]	56.3	63.3	56.0	(11)	1
Goodwill and intangible assets (CHF billion)	3.6	3.7	3.4	(3)	6
Net new money (CHF billion)	4.6	5.3	1.9
Net new money including interest and dividend income (CHF billion)[10]	9.8	15.6	6.8
Invested assets (CHF billion)	1,021	1,027	872	(1)	17
Client assets (CHF billion)	1,073	1,081	921	(1)	17
Loans, gross (CHF billion)	44.2	44.4	35.0	0	26
Due to customers (CHF billion)	72.4	73.1	60.8	(1)	19
Recruitment loans to financial advisors	2,791	2,909	2,667	(4)	5
Other loans to financial advisors	473	372	381	27	24
Personnel (full-time equivalents)	16,162	16,134	16,356	0	(1)
Financial advisors (full-time equivalents)	6,982	6,997	7,113	0	(2)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3   Compensation commitments with recruited financial advisors represents charges related to compensation commitments granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    6  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    7  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    8  Based on phase-in Basel III risk-weighted assets.    9  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    10  Presented in line with historical reporting practice in the US market.

36

UBS business divisions and Corporate Center

Results: 1Q15 vs 4Q14

Operating income

Total operating income decreased by USD 23 million to USD 1,901 million, predominantly due to lower transaction-based income. Net interest income decreased slightly to USD 277 million. The average mortgage portfolio balance increased 2% and the average securities-backed lending portfolio balance increased 3%. Recurring net fee income decreased marginally to USD 1,186 million. Transaction-based income decreased by USD 16 million to USD 432 million.

Operating expenses

Total operating expenses decreased by USD 74 million to USD 1,633 million. On an adjusted basis, operating expenses decreased by USD 83 million to USD 1,608 million.

Adjusted for restructuring charges of USD 8 million compared with USD 7 million, as well as a credit of USD 7 million related to changes to retiree benefit plans in the US in the fourth quarter of 2014, personnel expenses decreased by USD 44 million to USD 1,292 million. This decrease was mainly due to lower financial advisor compensation, primarily reflecting lower performance-based compensation and slightly lower compensable revenues, as well as lower non-financial advisor variable compensation expenses. Expenses for compensation commitments related to recruited financial advisors decreased slightly to USD 186 million.

Adjusted for restructuring charges of USD 17 million compared with USD 16 million, general and administrative expenses decreased by USD 41 million to USD 262 million, mainly due to USD 20 million lower charges for provisions for litigation, regulatory and similar matters and decreased Corporate Center costs.

Cost/income ratio

The cost/income ratio was 85.9% compared with 88.7% in the prior quarter. Adjusted for restructuring charges and the aforementioned credit related to changes to retiree benefit plans, the cost/income ratio was 84.6% compared with 87.9% and was within our target range of 75% to 85%.

Net new money

The annualized net new money growth rate was 1.9% compared with 2.2% and was slightly below the target range of 2% to 4%. Net new money was USD 4.8 billion, reflecting net new money inflows from financial advisors employed with UBS for more than one year. Net new money was USD 5.5 billion in the prior quarter. Including interest and dividend income, net new money was USD 10.3 billion compared with USD 15.9 billion in the prior quarter which included seasonally higher dividend payments.

Invested assets

Invested assets increased by USD 18 billion to USD 1,050 billion, reflecting positive market performance of USD 14 billion as well as net new money inflows of USD 5 billion. Managed account assets increased by USD 10 billion to USD 356 billion and comprised 34% of total invested assets as of 31 March 2015, unchanged from 31 December 2014.

Margins on invested assets

The net margin on invested assets increased by 2 basis points to 10 basis points. The adjusted net margin on invested assets increased by 2 basis points to 11 basis points. The gross margin on invested assets decreased by 2 basis points to 73 basis points. The gross margin from recurring income and the gross margin from non-recurring income both decreased by 1 basis point.

Personnel: 1Q15 vs 4Q14

As of 31 March 2015, Wealth Management Americas employed 16,162 personnel, an increase of 28 personnel compared with 31 December 2014, mainly reflecting an increase in non-financial advisor personnel allocated from Corporate Center.

Results: 1Q15 vs 1Q14

Profit before tax was USD 268 million in the first quarter of 2015 compared with USD 272 million in the first quarter of 2014. Adjusted for restructuring charges, profit before tax increased by USD 9 million to USD 293 million, mainly reflecting higher recurring net fee income and increased net interest income, largely offset by an increase in operating expenses.

Total operating income increased by USD 36 million to USD 1,901 million, primarily due to a USD 67 million increase in recurring net fee income, mainly due to an increase in managed account fees on higher invested asset levels, as well as higher net interest income of USD 27 million. Transaction-based income decreased by USD 40 million to USD 432 million, mainly due to lower client activity.

Operating expenses increased by USD 39 million to USD 1,633 million and by USD 26 million to USD 1,608 million excluding restructuring charges. Adjusted for restructuring charges of USD 8 million in both periods, personnel expenses increased by USD 35 million to USD 1,292 million, mainly due to an increase of USD 23 million in financial advisor compensation, corresponding to higher compensable revenues. Salaries and other personnel costs increased by USD 5 million.

Adjusted for restructuring charges of USD 17 million compared with USD 4 million, general and administrative expenses decreased by USD 14 million to USD 262 million, mainly due to USD 32 million lower charges for provisions for litigation, regulatory and similar matters, partially offset by higher legal fees.

37

Retail & Corporate

Retail & Corporate

Profit before tax was CHF 427 million in the first quarter of 2015 compared with CHF 340 million in the fourth quarter of 2014. Adjusted for restructuring charges, profit before tax increased by CHF 87 million to CHF 443 million, due to CHF 45 million lower credit loss expenses, CHF 21 million higher income and CHF 21 million lower operating expenses. The annualized net new business volume growth rate for our retail business was 3.1% compared with 0.6% in the prior quarter.

Retail & Corporate1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Net interest income	568	557	523	2	9
Recurring net fee income	134	133	144	1	(7)
Transaction-based income	284	273	234	4	21
Other income	13	16	19	(19)	(32)
Income	1,000	979	921	2	9
Credit loss (expense)/recovery	(21)	(66)	12	(68)
Total operating income	979	913	932	7	5
Personnel expenses	350	326	353	7	(1)
General and administrative expenses	192	243	192	(21)	0
Services (to)/from other business divisions	(26)	(34)	(31)	(24)	(16)
Depreciation and impairment of property and equipment	35	37	33	(5)	6
Amortization and impairment of intangible assets	0	0	0
Total operating expenses[2]	552	573	547	(4)	1
Business division operating profit/(loss) before tax	427	340	386	26	11

Key performance indicators[3]
Pre-tax profit growth (%)	25.6	(20.2)	16.3
Cost/income ratio (%)	55.2	58.5	59.4
Net interest margin (bps)	165	162	153	2	8
Net new business volume growth for retail business (%)	3.1	0.6	4.3

Additional information
Average attributed equity (CHF billion)[4]	4.0	4.0	4.2	0	(5)
Return on attributed equity (%)	42.7	34.0	36.8
Risk-weighted assets (fully applied, CHF billion)[5]	34.6	33.1	32.2	5	7
Risk-weighted assets (phase-in, CHF billion)[5]	35.6	34.4	33.6	3	6
Return on risk-weighted assets, gross (%)[6]	11.4	11.1	11.3
Leverage ratio denominator (phase-in, CHF billion)[7]	163.7	165.9	164.2	(1)	0
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0
Business volume for retail business (CHF billion)	143	143	142	0	1
Net new business volume for retail business (CHF billion)	1.1	0.2	1.5
Client assets (CHF billion)	441	434	408	2	8
Due to customers (CHF billion)	131.3	137.3	133.0	(4)	(1)
Loans, gross (CHF billion)	137.3	137.4	137.3	0	0
Secured loan portfolio as a % of total loan portfolio, gross (%)	93.2	93.1	92.9
Impaired loan portfolio as a % of total loan portfolio, gross (%)[8]	0.8	0.8	0.7
Personnel (full-time equivalents)	9,155	9,200	9,240	0	(1)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3   Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    8  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

38

UBS business divisions and Corporate Center

Results: 1Q15 vs 4Q14

Operating income

Total operating income increased by CHF 66 million to CHF 979 million mainly reflecting lower credit loss expenses, as well as higher net interest and transaction-based income.

Net interest income increased by CHF 11 million to CHF 568 million. The deposit margin increased, reflecting pricing measures, while the persistently low interest rate environment continued to have an adverse effect on our replication portfolios. Furthermore, net interest income increased due to higher loan margins. This was partly offset by lower allocated revenues from Group ALM.

Recurring net fee income was broadly stable at CHF 134 million.

Transaction-based income increased by CHF 11 million to CHF 284 million, mainly reflecting higher income from foreign exchange trading as well as increased revenues related to gains as the result of hedge ineffectiveness from the fair value hedge of portfolio interest rate risk related to mortgage loans, due to the reduction in Swiss franc interest rates. This was partly offset by lower credit card-related income.

Net credit loss expenses were CHF 21 million in the first quarter of 2015 compared with CHF 66 million in the prior quarter, which largely related to two corporate clients.

Operating expenses

Total operating expenses decreased by CHF 21 million to CHF 552 million. Adjusted for restructuring charges of CHF 16 million in both quarters, operating expenses decreased by CHF 21 million to CHF 536 million, mainly reflecting lower general and administrative expenses, partly offset by higher personnel expenses. The shift of a team of real estate financing experts at the beginning of 2015 from Retail & Corporate to Wealth Management led to a decrease of approximately CHF 6 million in net charges to other business divisions and a largely corresponding decrease in personnel expenses.

Personnel expenses increased by CHF 24 million to CHF 350 million. Adjusted for restructuring charges of CHF 7 million compared with CHF 4 million in the prior quarter, personnel expenses increased by CHF 21 million to CHF 343 million, mainly due to higher variable compensation expenses as well as higher expenses for untaken vacation accruals, partly offset by the aforementioned shift of real estate financing experts.

General and administrative expenses decreased by CHF 51 million to CHF 192 million. Adjusted for restructuring charges of CHF 8 million compared with CHF 11 million, general and administrative expenses decreased by CHF 48 million to CHF 184 million as the previous quarter included higher investments into our multi-channel offering. Moreover, marketing expenses and professional fees also declined.

Net charges to other business divisions decreased by CHF 8 million to CHF 26 million mainly reflecting the abovementioned shift of real estate financing experts.

Cost/income ratio

The cost/income ratio improved to 55.2% from 58.5%. Adjusted for restructuring charges, the cost/income ratio improved to 53.6% from 56.9% and remained within our target range of 50% to 60%.

Net interest margin

The net interest margin increased 3 basis points to 165 basis points, mainly reflecting higher net interest income, and remained within our target range of 140 to 180 basis points.

Net new business volume growth for retail business

The annualized net new business volume growth rate for our retail business was 3.1% compared with 0.6% following the typical seasonal pattern, and was within our target range of 1% to 4%.

Net new client assets and, to a lesser extent, net new loans were positive and in line with our strategy to grow our high-quality loans business moderately and selectively.

Personnel: 1Q15 vs 4Q14

Retail & Corporate employed 9,155 personnel as of 31 March 2015, down from 9,200 personnel as of 31 December 2014 as a team of real estate financing experts of around 80 personnel was shifted from Retail & Corporate to Wealth Management at the beginning of 2015. This was partly offset by the annual intake related to our young talent program of around 50 personnel.

39

Retail & Corporate

Results: 1Q15 vs 1Q14

Profit before tax increased by CHF 41 million to CHF 427 million. Adjusted for restructuring charges of CHF 16 million compared with CHF 15 million in the same period a year ago, profit before tax increased to CHF 443 million, mainly reflecting CHF 79 million higher income, partly offset by CHF 33 million higher credit loss expenses.

Total operating income increased by CHF 47 million to CHF 979 million.

Net interest income increased by CHF 45 million to CHF 568 million, mainly due to higher net interest income allocated from Group ALM as well as an increased loan margin. The deposit margin declined slightly, despite pricing measures, as the persistently low interest rate environment continued to have an adverse effect on our replication portfolios.

Recurring net fee income decreased by CHF 10 million to CHF 134 million, mainly reflecting lower fee income allocated from Group ALM for providing collateral in relation to issued covered bonds as well as decreased revenues from non-asset based products.

Transaction-based income increased by CHF 50 million to CHF 284 million, mainly due to higher income from foreign exchange trading and as the first quarter of 2015 included fees from Wealth Management for net client shifts and referrals, based on a new remuneration framework introduced in the third quarter of 2014. Furthermore, transaction-based income increased related to gains as the result of hedge ineffectiveness from the fair value hedge of portfolio interest rate risk related to mortgage loans, due to the reduction in Swiss franc interest rates.

è

Refer to the “Significant accounting and financial reporting changes” section of our Annual Report 2014 for more information on the implementation of a remuneration framework for net client shifts and referrals between Retail & Corporate and Wealth Management

Other income decreased by CHF 6 million to CHF 13 million, partly due to lower income from our participation in the SIX Group.

Net credit loss expenses were CHF 21 million compared with a net recovery of CHF 12 million in the first quarter of 2014, which included a release of CHF 10 million in collective loan loss allowances.

Operating expenses increased by CHF 5 million to CHF 552 million. Adjusted for restructuring charges of CHF 16 million compared with CHF 15 million in the prior-year period, operating expenses increased slightly to CHF 536 million.

40

UBS business divisions and Corporate Center

Global Asset Management

Profit before tax was CHF 168 million in the first quarter of 2015 compared with CHF 85 million in the fourth quarter of 2014. Adjusted for restructuring charges, profit before tax was CHF 186 million compared with CHF 124 million. This increase was mainly due to higher performance fees and lower operating expenses, which included charges of CHF 21 million for provisions for litigation, regulatory and similar matters in the prior quarter. Excluding money market flows, net new money inflows were CHF 7.5 billion compared with net outflows of CHF 5.8 billion in the prior quarter.

Global Asset Management1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Net management fees[2]	443	463	404	(4)	10
Performance fees	68	34	47	100	45
Total operating income	511	497	451	3	13
Personnel expenses	224	253	208	(11)	8
General and administrative expenses	110	149	114	(26)	(4)
Services (to)/from other business divisions	(4)	(6)	(5)	(33)	(20)
Depreciation and impairment of property and equipment	11	13	10	(15)	10
Amortization and impairment of intangible assets	2	3	2	(33)	0
Total operating expenses[3]	343	412	329	(17)	4
Business division operating profit/(loss) before tax	168	85	122	98	38

Key performance indicators[4]
Pre-tax profit growth (%)	97.6	(44.8)	(6.2)
Cost/income ratio (%)	67.1	82.9	72.9
Net new money growth excluding money market flows (%)	5.0	(3.9)	10.0
Gross margin on invested assets (bps)	31	30	31	3	0
Net margin on invested assets (bps)	10	5	8	100	25

Information by business line
Operating Income
Traditional investments	276	294	261	(6)	6
O’Connor and A&Q	80	41	66	95	21
Global real estate	93	102	73	(9)	27
Infrastructure and private equity	14	13	9	8	56
Fund services	48	48	42	0	14
Total operating income	511	497	451	3	13

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    3  Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators. In the second quarter of 2014, the definition of the net new money growth key performance indicator was amended. Refer to the “Regulatory and legal developments and financial reporting changes” section of our second quarter 2014 report for more information.

41

Global Asset Management

Global Asset Management1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Gross margin on invested assets (bps)
Traditional investments	19	21	20	(10)	(5)
O’Connor and A&Q	89	47	93	89	(4)
Global real estate	80	91	71	(12)	13
Infrastructure and private equity	62	58	45	7	38
Total gross margin	31	30	31	3	0

Net new money (CHF billion)
Traditional investments	2.4	(3.6)	7.4
O’Connor and A&Q	2.2	(0.6)	1.8
Global real estate	0.5	0.7	0.4
Infrastructure and private equity	0.0	(0.4)	(0.1)
Total net new money	5.1	(3.8)	9.6
Net new money excluding money market flows	7.5	(5.8)	13.0
of which: from third parties	2.5	(6.4)	9.0
of which: from UBS’s wealth management businesses	5.1	0.6	4.0
Money market flows	(2.4)	2.0	(3.4)
of which: from third parties	(1.2)	1.6	(0.7)
of which: from UBS’s wealth management businesses	(1.2)	0.3	(2.7)

Invested assets (CHF billion)
Traditional investments	568	574	517	(1)	10
O’Connor and A&Q	37	35	30	6	23
Global real estate	47	46	40	2	18
Infrastructure and private equity	9	9	8	0	13
Total invested assets	661	664	596	0	11
of which: excluding money market funds	601	600	534	0	13
of which: money market funds	60	64	62	(6)	(3)

Assets under administration by fund services
Assets under administration (CHF billion)[2]	521	520	452	0	15
Net new assets under administration (CHF billion)[3]	5.8	13.4	16.8
Gross margin on assets under administration (bps)	4	4	4	0	0

Additional information
Average attributed equity (CHF billion)[4]	1.7	1.7	1.7	0	0
Return on attributed equity (%)	39.5	20.0	28.7
Risk-weighted assets (fully applied, CHF billion)[5]	3.5	3.8	3.5	(8)	0
Risk-weighted assets (phase-in, CHF billion)[5]	3.5	3.9	3.6	(10)	(3)
Return on risk-weighted assets, gross (%)[6]	55.2	51.6	48.8
Leverage ratio denominator (phase-in, CHF billion)[7]	14.0	14.9	13.7	(6)	2
Goodwill and intangible assets (CHF billion)	1.4	1.5	1.4	(7)	0
Personnel (full-time equivalents)	3,901	3,817	3,730	2	5

1   Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2   This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

42

UBS business divisions and Corporate Center

Results: 1Q15 vs 4Q14

Operating income

Total operating income was CHF 511 million compared with CHF 497 million. Performance fees were CHF 34 million higher, primarily in O’Connor and A&Q with more than 90% of performance fee-eligible assets at high water marks as of 31 March 2015 compared with more than 65% as of 31 December 2014. This was partly offset by decreases in performance fees in global real estate and traditional investments. Net management fees were CHF 20 million lower, driven by decreases in traditional investments, primarily as a result of unfavorable currency effects.

Operating expenses

Total operating expenses were CHF 343 million compared with CHF 412 million. Adjusted for restructuring charges of CHF 18 million compared with CHF 39 million, operating expenses decreased by CHF 48 million, partly as the prior quarter included charges for provisions for litigation, regulatory and similar matters of CHF 21 million. Furthermore, charges from Corporate Center decreased.

Personnel expenses were CHF 224 million compared with CHF 253 million. Adjusted for restructuring charges of CHF 6 million compared with CHF 30 million, personnel expenses decreased by CHF 5 million to CHF 218 million, primarily due to lower variable compensation expenses.

General and administrative expenses decreased to CHF 110 million compared with CHF 149 million. Adjusted for restructuring charges of CHF 10 million compared with CHF 7 million, general and administrative expenses declined by CHF 42 million. This decrease was mainly due to the aforementioned charges for provisions for litigation, regulatory and similar matters in the prior quarter, lower charges from Corporate Center and a decrease in professional fees.

Cost/income ratio

The cost/income ratio was 67.1% compared with 82.9% in the prior quarter. Adjusted for restructuring charges, the cost/income ratio was 63.6% compared with 75.1% and was within the target range of 60% to 70%.

Net new money

The annualized net new money growth rate, excluding money market flows, was positive 5.0% compared with negative 3.9% and was within the target range of 3% to 5%.

Excluding money market flows, net new money inflows were CHF 7.5 billion compared with net outflows of CHF 5.8 billion. By client segment, net inflows from third parties were CHF 2.5 billion compared with net outflows of CHF 6.4 billion in the previous quarter. The net inflows in the first quarter were mainly into fixed income, largely from clients serviced from the Americas, and into multi-asset, predominantly from clients serviced from Switzerland and the Americas. Net inflows from clients of UBS’s wealth management businesses were CHF 5.1 billion compared with CHF 0.6 billion, and were mainly into alternative investments from clients serviced from Switzerland and Europe, multi-asset, mainly from clients serviced from Switzerland and Asia Pacific, and equities, predominantly from clients serviced from Asia Pacific.

Money market net outflows were CHF 2.4 billion compared with net inflows of CHF 2.0 billion. By client segment, net outflows from third parties were CHF 1.2 billion compared with net inflows of CHF 1.6 billion, and originated mainly from clients serviced from Switzerland. Net outflows from clients of UBS’s wealth management businesses were CHF 1.2 billion compared with net inflows of CHF 0.3 billion.

43

Global Asset Management

Invested assets

Invested assets decreased to CHF 661 billion as of 31 March 2015 from CHF 664 billion as of 31 December 2014, reflecting negative currency translation effects of CHF 25 billion, largely offset by positive market performance of CHF 16 billion and net new money inflows of CHF 5 billion.

As of 31 March 2015, CHF 212 billion, or 32%, of invested assets were managed in indexed strategies and CHF 60 billion, or 9%, of invested assets were money market assets. The remaining 59% of invested assets were managed in active, non-money market strategies. On a regional basis, 32% of invested assets related to clients serviced from Switzerland, 24% from Europe, Middle East and Africa, 23% from the Americas, and 21% from Asia Pacific.

Margins on invested assets

The net margin on invested assets was 10 basis points compared with 5 basis points. Adjusted for restructuring charges, the net margin was 11 basis points compared with 8 basis points.

The gross margin was 31 basis points compared with 30 basis points.

Personnel: 1Q15 vs 4Q14

Global Asset Management employed 3,901 personnel as of 31 March 2015 compared with 3,817 as of 31 December 2014, with increases mainly related to Corporate Center functions and in traditional investments.

Results: 1Q15 vs 1Q14

Profit before tax was CHF 168 million in the first quarter of 2015 compared with CHF 122 million in the first quarter of 2014. Adjusted for restructuring charges of CHF 18 million and CHF 4 million, respectively, profit before tax was CHF 186 million compared with CHF 126 million.

Total operating income was CHF 511 million compared with CHF 451 million. Net management fees were CHF 39 million higher, primarily in traditional investments due to positive market performance and continued net new money inflows. Performance fees were CHF 21 million higher, mainly in O’Connor and A&Q.

Total operating expenses were CHF 343 million compared with CHF 329 million. Adjusted for restructuring charges, operating expenses were in line with the prior year.

Investment performance to 31 March 2015

		Annualized
	1 year	3 years	5 years

Active funds versus benchmark
Percentage of fund assets equaling or exceeding benchmark
Equities[1]	57	73	69
Fixed income[1]	55	71	59
Multi asset[1]	76	97	55
Total traditional investments	63	81	60
Real estate[2]	27	42	44

Active funds versus peers
Percentage of fund assets ranking in first or second quartile/equaling or exceeding peer index
Equities[1]	70	62	79
Fixed income[1]	62	77	87
Multi asset[1]	61	80	88
Total traditional investments	64	75	85
Real estate[2]	70	88	88
Hedge funds[3]	74	83	82

Passive funds tracking accuracy
Percentage of passive fund assets within applicable tracking tolerance
All asset classes[4]	94	94	86

1  Percentage of active fund assets above benchmark (gross of fees)/peer median. Universe of European domiciled active wholesale funds available to UBS’s wealth management businesses and other wholesale intermediaries as of 31 March 2015. Source: versus peers: ThomsonReuters LIM (Lipper Investment Management); versus benchmark: UBS. Universe represents approximately 70% of all active fund assets and 30% of all actively managed assets (including segregated accounts) in these asset classes.    2  Percentage of real estate fund assets above benchmark (gross of fees)/peer median. Universe (versus benchmark) includes all fully discretionary real estate funds with a benchmark representing approximately 70% of real estate gross invested assets as at 31 December 2014. Source: NFI-ODCE, SXI Real Estate Funds TR. Universe (versus peers) includes all real estate funds with externally verifiable peer groups representing approximately 22% of real estate gross invested assets as of 31 March 2015. Source, IPD, ThomsonReuters LIM (Lipper Investment Management).    3  Percentage of fund assets above appropriate HFRI peer indices. Universe of key hedge funds and fund-of-fund products managed on a fully discretionary basis representing approximately 36% of total O’Connor and A&Q invested assets.    4  Percentage of passive fund assets within applicable tracking tolerance on a gross of fees basis. Performance information represents a universe of European domiciled institutional collective funds representing approximately 38% of total passive invested assets as of 31 March 2015.

44

UBS business divisions and Corporate Center

Investment Bank

Profit before tax was CHF 774 million in the first quarter of 2015 compared with CHF 233 million in the fourth quarter of 2014. On an adjusted basis, profit before tax was CHF 844 million compared with CHF 292 million, mainly due to CHF 648 million higher Investor Client Services revenues, partly offset by CHF 178 million higher operating expenses, mainly due to an increase in performance-related variable compensation expenses. Fully applied risk-weighted assets decreased by CHF 3 billion to CHF 64 billion as of 31 March 2015.

Investment Bank1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Corporate Client Solutions	801	712	770	13	4
Advisory	172	242	153	(29)	12
Equity Capital Markets	306	278	196	10	56
Debt Capital Markets	143	115	303	24	(53)
Financing Solutions	140	125	128	12	9
Risk Management	39	(47)	(10)
Investor Client Services	1,863	1,215	1,420	53	31
Equities	1,162	918	1,011	27	15
Foreign Exchange, Rates and Credit	701	297	409	136	71
Income	2,664	1,927	2,190	38	22
Credit loss (expense)/recovery	2	9	0	(78)
Total operating income	2,666	1,935	2,190	38	22
Personnel expenses	1,294	791	1,191	64	9
General and administrative expenses	516	830	499	(38)	3
Services (to)/from other business divisions	4	2	2	100	100
Depreciation and impairment of property and equipment	70	75	70	(7)	0
Amortization and impairment of intangible assets	7	4	3	75	133
Total operating expenses[2]	1,891	1,702	1,765	11	7
Business division operating profit/(loss) before tax	774	233	425	232	82

Key performance indicators[3]
Pre-tax profit growth (%)	232.2		43.1
Cost/income ratio (%)	71.0	88.3	80.6
Return on attributed equity (%)	42.4	12.4	21.5
Return on assets, gross (%)	3.6	2.7	3.6
Average VaR (1-day, 95% confidence, 5 years of historical data)	13	13	13	0	0

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2   Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3   Refer to the “Measurement of performance” section of our Annual Report 2014 for the definitions of our key performance indicators.

45

Investment Bank

Investment Bank1 (continued)

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Additional information
Total assets (CHF billion)[2]	303.2	292.3	242.1	4	25
Funded assets (CHF billion)[3]	174.6	170.7	176.0	2	(1)
Average attributed equity (CHF billion)[4]	7.3	7.5	7.9	(3)	(8)
Risk-weighted assets (fully applied, CHF billion)[5]	64.1	66.7	62.2	(4)	3
Risk-weighted assets (phase-in, CHF billion)[5]	64.2	67.0	62.5	(4)	3
Return on risk-weighted assets, gross (%)[6]	16.2	11.9	14.0
Leverage ratio denominator (phase-in, CHF billion)[7]	294.2	288.3	271.7	2	8
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0
Compensation ratio (%)	48.6	41.0	54.4
Impaired loan portfolio as a % of total loan portfolio, gross (%)[8]	0.2	0.3	0.2
Personnel (full-time equivalents)	11,876	11,794	11,860	1	0

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2  Based on third-party view, i.e., without intercompany balances.    3  Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  Based on phase-in Basel III risk-weighted assets.    7   In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    8  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 1Q15 vs 4Q14

Operating income

Total operating income increased by 38% to CHF 2,666 million from CHF 1,935 million in the prior quarter, mainly due to CHF 648 million higher revenues in Investor Client Services reflecting significantly higher client activity and increased volatility levels. In US dollar terms, operating income increased 42%.

Operating expenses

Total operating expenses increased to CHF 1,891 million from CHF 1,702 million. Adjusted for restructuring charges of CHF 70 million compared with CHF 60 million, and a credit of CHF 1 million related to changes to retiree benefit plans in the US in the prior quarter, operating expenses increased to CHF 1,821 million from CHF 1,643 million, mainly due to an increase in variable compensation expenses, partly offset by CHF 149 million lower charges for provisions for litigation, regulatory and similar matters, and as the prior quarter included a charge of CHF 68 million for the annual UK bank levy.

    Personnel expenses increased to CHF 1,294 million from CHF 791 million. The first quarter included restructuring charges of CHF 24 million compared with CHF 17 million and the prior quarter included the aforementioned credit of CHF 1 million related to retiree benefit plans in the US. Excluding these items, adjusted personnel expenses increased to CHF 1,270 million from CHF 775 million, mainly due to an increase in performance-related variable compensation expenses.

General and administrative expenses decreased to CHF 516 million from CHF 830 million. The first quarter included restructuring charges of CHF 40 million compared with CHF 43 million.

Excluding restructuring charges, adjusted general and administrative expenses decreased to CHF 476 million from CHF 787 million, mainly due to CHF 149 million lower charges for provisions for litigation, regulatory and similar matters and lower expenses for marketing and travel and entertainment, as well as lower professional fees. Furthermore, the prior quarter included a charge of CHF 68 million for the annual UK bank levy.

Cost/income ratio

The cost/income ratio improved to 71.0% from 88.4%. On an adjusted basis, the cost/income ratio improved to 68.4% from 85.3% and was below our target range of 70% to 80%.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) decreased by CHF 3 billion to CHF 64 billion as of 31 March 2015 and remained below our limit of CHF 70 billion. The decrease was mainly due to CHF 2 billion lower market risk RWA related to stressed value-at-risk (VaR) and risks-not-in-VaR in Investor Client Services. Credit risk RWA and operational risk RWA were broadly unchanged from the prior quarter.

è	Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets increased by CHF 4 billion to CHF 175 billion as of 31 March 2015 and remained below our limit of CHF 200 billion. The increase during the quarter was mainly due to higher collateral trading assets in Investor Client Services, reflecting higher client activity levels.

è	Refer to the “Balance sheet” section of this report for more information

46

UBS business divisions and Corporate Center

Return on attributed equity

Annualized return on attributed equity (RoAE) for the first quarter was 42.4%, and 46.2% on an adjusted basis, above our annual target of over 15%. RoAE for the prior quarter was 12.4%, and 15.6% on an adjusted basis.

è	Refer to the discussion of “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Operating income by business unit: 1Q15 vs 4Q14

Corporate Client Solutions

Corporate Client Solutions revenues increased by 13% to CHF 801 million from CHF 712 million, due to higher revenues in debt capital markets, equity capital markets and financing solutions as well as higher risk management revenues, partly offset by lower advisory revenues. In US dollar terms, revenues increased 16%.

Advisory revenues decreased to CHF 172 million from CHF 242 million, reflecting lower revenues from merger and acquisition transactions completed during the first quarter and as the fee pool declined 17%.

Equity capital markets revenues increased to CHF 306 million from CHF 278 million, mainly due to higher revenues from public offerings and as the fee pool increased 9%, partly offset by lower revenues from private transactions.

Debt capital markets revenues increased to CHF 143 million from CHF 115 million, due to higher investment grade revenues as market activity levels improved, partly offset by lower leveraged finance revenues as the fee pool declined 20%.

Financing solutions revenues increased to CHF 140 million from CHF 125 million as revenues in the structured financing business increased, partly offset by a decline in real estate finance revenues.

Risk management revenues were positive CHF 39 million compared with negative CHF 47 million, mainly as the first quarter included a gain on a portfolio macro hedge, as well as lower costs associated with corporate loan risk management.

Investor Client Services

Investor Client Services revenues increased 53% to CHF 1,863 million from CHF 1,215 million, reflecting higher revenues in foreign exchange, rates and credit as well as in equities. In US dollar terms, revenues increased 58%.

Equities

Equities revenues increased to CHF 1,162 million compared with CHF 918 million in the prior quarter with stronger performance across all sectors and regions, mainly reflecting seasonally higher client activity levels.

Cash revenues increased to CHF 383 million compared with CHF 334 million, mainly due to higher commission income as client activity levels increased.

Derivatives revenues increased to CHF 377 million from CHF 290 million, reflecting higher volatility and client activity levels.

Financing services revenues increased to CHF 408 million from CHF 309 million, mainly due to higher revenues in equity finance, as client activity increased across all regions, with particular growth in Asia Pacific.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues increased to CHF 701 million from CHF 297 million with higher revenues in all businesses. Following the Swiss National Bank’s actions of 15 January 2015, volatility levels increased sharply and remained at elevated levels throughout the first quarter, driving higher client activity, and increased revenues in the foreign exchange and rates businesses. Credit revenues also increased, reflecting improved trading performance.

Personnel: 1Q15 vs 4Q14

The Investment Bank employed 11,876 personnel as of 31 March 2015, an increase of 82 compared with 11,794 as of 31 December 2014 due to increased front office personnel.

Results: 1Q15 vs 1Q14

Profit before tax was CHF 774 million compared with CHF 425 million, mainly as a result of CHF 443 million higher revenues in Investor Client Services, partly offset by CHF 126 million higher operating expenses. Adjusted for restructuring charges of CHF 70 million in the first quarter of 2015 and CHF 124 million in the first quarter of 2014, adjusted profit before tax was CHF 844 million compared with CHF 549 million.

Revenues in Corporate Client Solutions increased 4% to CHF 801 million from CHF 770 million, mainly as a result of CHF 110 million higher equities capital markets revenues, reflecting increased participation in public offerings as well as higher revenues from private transactions, and higher risk management revenues. This increase was partly offset by CHF 160 million lower debt capital markets revenues reflecting decreased participation in leveraged finance transactions and as the market fee pool declined 29%. In US dollar terms, revenues decreased 2%.

Investor Client Services revenues increased 31% to CHF 1,863 million from CHF 1,420 million. In US dollar terms, revenues increased 24%. Equities revenues increased to CHF 1,162 million from CHF 1,011 million, mainly due to higher revenues in financing services and derivatives. Cash revenues decreased slightly to CHF 383 million, mainly due to lower client trading revenues, largely offset by higher commission income due to higher client activity levels in the first quarter of 2015. Derivatives revenues increased to CHF 377 million from CHF 319 million, mainly as a result of higher client activity and volatility levels. Financing services revenues increased to CHF 408 million from CHF 308 million, mainly due to higher equity finance revenues across all regions,

47

Investment Bank

most notably in Asia Pacific. Foreign exchange, rates and credit revenues increased to CHF 701 million from CHF 409 million, mainly due to higher foreign exchange revenues, reflecting the aforementioned increases in client activity and volatility levels during the first quarter. Rates and credit revenues also increased, mainly reflecting higher client activity levels in the rates business.

Total operating expenses increased to CHF 1,891 million from CHF 1,765 million. Adjusted for restructuring charges of CHF 70 million in the first quarter of 2015 and CHF 124 million in the first quarter of 2014, operating expenses were CHF 1,821 million compared with CHF 1,641 million. Personnel expenses increased to CHF 1,294 million from CHF 1,191 million. Adjusted for restructuring charges of CHF 24 million in the first quarter of 2015 and CHF 82 million in the first quarter of 2014, personnel expenses increased to CHF 1,270 million from CHF 1,109 million, mainly due to higher variable compensation expenses. General and administrative expenses increased to CHF 516 million from CHF 499 million. Adjusted for restructuring charges of CHF 40 million compared with CHF 36 million, general and administrative expenses increased slightly to CHF 476 million.

48

UBS business divisions and Corporate Center

Corporate Center

Corporate Center1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Total operating income	638	(478)	80		698
Personnel expenses	194	209	243	(7)	(20)
General and administrative expenses	276	398	213	(31)	30
Services (to)/from business divisions	16	20	15	(20)	7
Depreciation and impairment of property and equipment	13	5	9	160	44
Amortization and impairment of intangible assets	5	2	2	150	150
Total operating expenses[2]	504	634	481	(21)	5
Operating profit/(loss) before tax	134	(1,112)	(401)

Additional information
Average attributed equity (CHF billion)[3]	26.1	19.8	21.3	32	23
Total assets (CHF billion)[4]	407.2	427.6	423.6	(5)	(4)
Risk-weighted assets (fully applied, CHF billion)[5]	66.8	65.8	83.1	2	(20)
Risk-weighted assets (phase-in, CHF billion)[5]	68.1	67.9	83.8	0	(19)
Leverage ratio denominator (phase-in, CHF billion)[6]	319.9	334.2	363.1	(4)	(12)
Personnel before allocations (full-time equivalents)	23,670	23,773	23,984	0	(1)
Allocations to business divisions (full-time equivalents)	(21,218)	(21,324)	(21,487)	0	(1)
Personnel after allocations (full-time equivalents)	2,451	2,450	2,497	0	(2)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.    2  Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    4  Based on third-party view, i.e., without intercompany balances.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

49

Corporate Center

Corporate Center – Services

Corporate Center – Services recorded a profit before tax of CHF 263 million in the first quarter of 2015 compared with a loss of CHF 179 million in the prior quarter. The first quarter included gains from sale of real estate of CHF 378 million and an own credit gain of CHF 226 million, partly offset by total operating expenses remaining in Corporate Center – Services after allocations of CHF 337 million.

Corporate Center – Services1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Own credit[2]	226	70	88	223	157
Other	374	14	9
Total operating income	600	84	97	614	519
Personnel expenses	121	115	142	5	(15)
General and administrative expenses	200	144	89	39	125
Services (to)/from business divisions	5	4	0	25
Depreciation and impairment of property and equipment	6	(2)	2		200
Amortization and impairment of intangible assets	5	2	1	150	400
Total operating expenses[3]	337	263	235	28	43
Operating profit/(loss) before tax	263	(179)	(137)

Additional information
Average attributed equity (CHF billion)[4]	1.2	1.1	1.0	9	20
Total assets (CHF billion)[5]	19.5	19.9	17.1	(2)	14
Risk-weighted assets (fully applied, CHF billion)[6]	23.2	23.0	17.3	1	34
Risk-weighted assets (phase-in, CHF billion)[6]	24.5	25.1	18.1	(2)	35
Leverage ratio denominator (phase-in, CHF billion)[7]	4.3	4.5	5.4	(4)	(20)
Personnel before allocations (full-time equivalents)	23,424	23,517	23,673	0	(1)
Allocations to business divisions and other CC units (full-time equivalents)	(22,153)	(22,547)	(22,722)	(2)	(3)
Personnel after allocations (full-time equivalents)	1,270	970	951	31	34

Expenses before allocations to business divisions and other Corporate Center units
Personnel expenses	970	1,060	1,016	(8)	(5)
General and administrative expenses	1,139	1,224	977	(7)	17
Depreciation and impairment of property and equipment	207	206	180	0	15
Amortization and impairment of intangible assets	5	2	1	150	400
Total operating expenses before allocations to business divisions and other CC units[3]	2,321	2,493	2,175	(7)	7
Net allocations to business divisions and other CC units	(1,984)	(2,230)	(1,940)	(11)	2
of which: Wealth Management	(502)	(575)	(483)	(13)	4
of which: Wealth Management Americas	(289)	(316)	(259)	(9)	12
of which: Retail & Corporate	(289)	(323)	(287)	(11)	1
of which: Global Asset Management	(122)	(147)	(116)	(17)	5
of which: Investment Bank	(666)	(726)	(647)	(8)	3
of which: CC – Group ALM	(14)	(21)	(20)	(33)	(30)
of which: CC – Non-core and Legacy Portfolio	(100)	(122)	(127)	(18)	(21)
Total operating expenses[3]	337	263	235	28	43

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for the quarter for such debt held on 31 March 2015 amounts to CHF 0.1 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7   In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

50

UBS business divisions and Corporate Center

Operating income

Total operating income was CHF 600 million in the first quarter of 2015 and included gains on sale of real estate of CHF 378 million.

Own credit on financial liabilities designated at fair value was a gain of CHF 226 million, primarily due to a widening of our funding spreads over the quarter.

Total operating income in the prior quarter was CHF 84 million, mainly reflecting an own credit gain of CHF 70 million.

è	Refer to “Note 10 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Operating expenses: 1Q15 vs 4Q14

Operating expenses before allocations

On a gross basis, total operating expenses decreased by CHF 172 million to CHF 2,321 million. Excluding restructuring charges of CHF 292 million compared with CHF 180 million, adjusted operating expenses before allocations decreased by CHF 285 million to CHF 2,029 million, partly due to favorable currency effects of approximately CHF 70 million.

Personnel expenses decreased by CHF 90 million to CHF 970 million. On an adjusted basis, excluding net restructuring charges of CHF 62 million compared with CHF 76 million, personnel expenses decreased by CHF 77 million. This decrease was primarily due to lower variable compensation expenses, partly offset by increased accruals for untaken vacation.

General and administrative expenses decreased by CHF 85 million to CHF 1,139 million. On an adjusted basis, excluding net restructuring charges of CHF 219 million which partly related to onerous lease provisions compared with CHF 95 million, general and administrative expenses decreased by CHF 209 million to CHF 920 million. This decrease was mainly due to lower outsourcing costs and professional fees. Furthermore, marketing costs and real estate-related expenses decreased from the prior quarter.

Allocations to business divisions and other Corporate Center units

The business divisions and other Corporate Center units were charged CHF 1,984 million for shared services, a decrease of CHF 246 million, mainly reflecting the aforementioned cost decreases.

Operating expenses after allocations

Operating expenses remaining in Corporate Center – Services after allocations relate mainly to Group governance functions and other corporate activities, certain strategic and regulatory projects, certain retained restructuring charges, as well as the difference between actual costs incurred for internal services and the associated guaranteed cost allocations.

Total operating expenses remaining in Corporate Center – Services after allocations increased to CHF 337 million from CHF 263 million. This increase related to retained real estate restructuring charges of CHF 112 million, partly offset by a reduction of CHF 41 million in the aforementioned difference between actual costs and associated guaranteed cost allocations.

Personnel: 1Q15 vs 4Q14

As of 31 March 2015, Corporate Center – Services employed 23,424 personnel compared with 23,517 as of 31 December 2014. As of 31 March 2015, 22,153 personnel were allocated to the business divisions and other Corporate Center units, based on services consumed. Personnel remaining in Corporate Center – Services after allocations increased to 1,270 from 970 and related mainly to Group governance functions and other corporate activities, as well as certain strategic and regulatory projects.

Results: 1Q15 vs 1Q14

Corporate Center – Services recorded a profit before tax of CHF 263 million compared with a loss of CHF 137 million in the first quarter of 2014.

Total operating income was CHF 600 million compared with CHF 97 million, mainly reflecting gains on sale of real estate of CHF 378 million in the first quarter of 2015. Furthermore, own credit on financial liabilities designated at fair value was a gain of CHF 226 million compared with a gain of CHF 88 million.

On a gross basis before allocations, total operating expenses increased by CHF 146 million to CHF 2,321 million. Excluding restructuring charges of CHF 292 million compared with CHF 93 million, adjusted operating expenses before allocations decreased by CHF 53 million to CHF 2,029 million.

51

Corporate Center

Corporate Center – Group Asset and Liability Management

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a profit before tax of CHF 122 million in the first quarter of 2015 compared with a loss of CHF 208 million in the prior quarter.

Corporate Center – Group ALM1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Gross income	407	129	160	216	154
Allocations from Group ALM to business divisions and other CC units	(289)	(330)	(206)	(12)	40
of which: Wealth Management	(131)	(138)	(97)	(5)	35
of which: Wealth Management Americas	(23)	(28)	(27)	(18)	(15)
of which: Retail & Corporate	(122)	(130)	(89)	(6)	37
of which: Global Asset Management	(5)	(7)	(5)	(29)	0
of which: Investment Bank	34	20	37	70	(8)
of which: CC – Services	(54)	(55)	(53)	(2)	2
of which: CC – Non-core and Legacy Portfolio	12	8	29	50	(59)
Total operating income	118	(201)	(46)
Total operating expenses[2]	(4)	6	(8)		(50)
Operating profit/(loss) before tax	122	(208)	(39)

Additional information
Average attributed equity (CHF billion)[3]	3.4	3.3	3.1	3	10
Total assets (CHF billion)[4]	227.6	237.9	216.3	(4)	5
Risk-weighted assets (fully applied, CHF billion)[5]	7.9	7.1	5.7	11	39
Risk-weighted assets (phase-in, CHF billion)[5]	7.9	7.1	5.7	11	39
Leverage ratio denominator (phase-in, CHF billion)[6]	231.4	236.3	223.3	(2)	4
Personnel before allocations (full-time equivalents)	122	120	117	2	4
Allocations to business divisions and other CC units (full-time equivalents)	(122)	(120)	(117)	2	4
Personnel after allocations (full-time equivalents)	0	0	0

Expenses before allocations to business divisions and other Corporate Center units
Personnel expenses	8	8	4	0	100
General and administrative expenses	4	9	2	(56)	100
Depreciation and impairment of property and equipment	0	0	0
Amortization and impairment of intangible assets	0	0	0
Total operating expenses before allocations to business divisions and other CC units	11	17	5	(35)	120
Net allocations to business divisions and other CC units	(15)	(10)	(13)	50	15
of which: Wealth Management	(8)	(4)	(4)	100	100
of which: Wealth Management Americas	(1)	(1)	(1)	0	0
of which: Retail & Corporate	(4)	(2)	(2)	100	100
of which: Global Asset Management	0	(1)	(1)	(100)	(100)
of which: Investment Bank	(11)	(12)	(14)	(8)	(21)
of which: CC – Services	14	21	20	(33)	(30)
of which: CC – Non-core and Legacy Portfolio	(6)	(10)	(10)	(40)	(40)
Total operating expenses	(4)	6	(8)		(50)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2   Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    4  Based on third-party view, i.e., without intercompany balances.    5  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    6  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

52

UBS business divisions and Corporate Center

Group ALM manages the structural risks of our balance sheet including pricing and managing the Group’s structural interest rate and currency risk, funding and liquidity risk, currency basis and interest rate basis risk and collateral risk. Group ALM also seeks to optimize the Group’s financial performance by better matching assets and liabilities within the context of the Group’s liquidity, funding and capital targets. Group ALM serves all business divisions and other Corporate Center units, and its risk management is fully integrated into the Group’s risk governance framework.

Group ALM’s financial results are subject to varying accounting treatments for hedging activities which cause non-economic volatility. Therefore, these effects are explained separately.

Revenues generated by the Group ALM banking book interest rate risk management activities are fully allocated to the originating business divisions. Funding and liquidity costs are allocated to the business divisions and other Corporate Center units based on their consumption, which is driven by various internal funding and liquidity models. Funding and liquidity costs not arising as a result of consumption are retained by Group ALM. These are mainly the result of funding and liquidity buffers which are maintained at levels above the minimum regulatory requirements and central funding costs related to our long-term debt portfolio.

Results: 1Q15 vs 4Q14

Operating income

Gross income before allocations

Gross income was CHF 407 million in the first quarter, which included income resulting from centralized balance sheet risk management and hedging activities, partly offset by central funding costs. Gross income in the fourth quarter of 2014 was CHF 129 million.

Gross revenues from balance sheet risk management activities were CHF 461 million compared with CHF 449 million, mainly as revenues from high-quality liquid asset (HQLA) portfolios increased by CHF 26 million to CHF 42 million and as the first quarter included a gain of CHF 28 million from the Group ALM-managed monthly conversion of non-Swiss franc profits and losses to Swiss francs compared with a gain of CHF 5 million in the prior quarter. These increases were partly offset by costs of CHF 33 million arising from the issuance of additional tier 1 (AT1) instruments in the first quarter of 2015.

Gross revenues from hedging activities were CHF 167 million in the first quarter compared with a loss of CHF 63 million, largely as the first quarter of 2015 included a gain of CHF 159 million arising from ineffectiveness in our cash flow hedges compared with a gain of CHF 4 million in the prior quarter. Furthermore, the first quarter included gains of CHF 114 million on cross-currency basis swaps held as economic hedges compared with a loss of CHF 5 million in the prior quarter. These improvements were partly offset by losses of CHF 34 million in the first quarter of 2015 on interest rate derivatives prior to their designation into hedge accounting relationships, compared with a loss of CHF 5 million in the prior quarter.

Group ALM incurred central funding costs of CHF 221 million in the first quarter compared with CHF 256 million in the prior quarter due to favorable currency movements and matured long-term debt, partly offset by new debt issuances. Furthermore, the prior quarter included early termination fees paid of CHF 22 million.

Allocations to business divisions and other Corporate Center units

Allocations to the business divisions and other Corporate Center units mainly consist of income generated from interest-rate risk management activities and the investment of the Group’s equity, offset by charges for liquidity and funding, various collateral management activities and costs of issuance of capital instruments.

Group ALM allocated revenues of CHF 289 million compared with CHF 330 million, with the decrease mainly due to the allocation of the aforementioned CHF 33 million in costs arising from the issuance of AT1 instruments, as well as higher liquidity and funding charges.

Operating income after allocations

Group ALM retains costs of funding in excess of consumption by the business divisions and other Corporate Center units as well as certain income from hedging activities.

Net operating income remaining in Group ALM was positive CHF 118 million compared with negative CHF 201 million. This increase in retained income was mainly driven by the increase in gross income related to hedging activities.

Operating expenses

Total operating expenses net of allocations were negative CHF 4 million compared with CHF 6 million in the prior quarter, as costs allocated to the business divisions and other Corporate Center units exceeded actual costs incurred by Group ALM.

Risk-weighted assets

Fully applied risk-weighted assets (RWA) increased to CHF 8 billion as of 31 March 2015 from CHF 7 billion as of 31 December 2014.

è	Refer to the “Capital management” section of this report for more information

Balance sheet assets

Balance sheet assets decreased to CHF 228 billion as of 31 March 2015 from CHF 238 billion as of 31 December 2014. This decrease was mainly due to currency effects, partially offset by an increase in collateral trading assets.

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased to CHF 231 billion as of 31 March 2015 from CHF 236 billion as of 31 December 2014, mainly due to a currency-related reduction in average balance sheet assets.

è	Refer to the “Capital management” section of this report for more information

53

Corporate Center

Personnel: 1Q15 vs 4Q14

As of 31 March 2015, a total of 122 front office personnel were employed within Group ALM compared with 120 as of 31 December 2014.

Results: 1Q15 vs 1Q14

Group ALM recorded a profit before tax of CHF 122 million in the first quarter compared with a loss of CHF 39 million in the same quarter last year. Gross revenues were CHF 407 million compared with CHF 160 million.

Gross revenues from balance sheet risk management activities increased to CHF 461 million from CHF 373 million, mainly as revenues from the banking book interest rate risk management performed on behalf of Wealth Management and Retail & Corporate increased by CHF 56 million to CHF 204 million. Furthermore, HQLA-related revenues increased by CHF 30 million to CHF 42 million and gains from the monthly conversion of non-Swiss franc profits and losses to Swiss francs increased to CHF 28 million from CHF 5 million. These increases were partly offset by costs of CHF 33 million arising from the issuance of AT1 instruments in the first quarter of 2015.

Group ALM recorded gross revenues from hedging activities of CHF 167 million compared with CHF 27 million, largely due to a gain of CHF 159 million arising from ineffectiveness in our cash flow hedges compared with a gain of CHF 51 million in the first quarter of 2014. Furthermore, the first quarter of 2015 included gains of CHF 114 million on cross-currency basis swaps held as economic hedges compared with a loss of CHF 1 million in the same quarter last year. These improvements were partly offset by losses of CHF 70 million on interest rate derivatives held to hedge the HQLA portfolios compared with a loss of CHF 9 million, as well as losses of CHF 34 million on interest rate derivatives prior to their designation into hedge accounting relationships compared with a loss of CHF 2 million in the first quarter of 2014.

Central funding costs were CHF 221 million compared with CHF 240 million, due to favorable currency movements and matured long-term debt.

Revenue allocations to business divisions and other Corporate Center units increased by CHF 83 million, mainly related to the increase in gross balance sheet risk management revenues.

Net operating income remaining in Group ALM after allocations to the business divisions and other Corporate Center units was positive CHF 118 million compared with negative CHF 46 million, driven by the increase in gross income.

54

UBS business divisions and Corporate Center

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 251 million in the first quarter of 2015 compared with a loss before tax of CHF 725 million in the prior quarter. The first quarter included negative operating income of CHF 80 million and total operating expenses of CHF 171 million. Risk-weighted assets were stable at CHF 36 billion, while the Swiss SRB leverage ratio denominator decreased to CHF 84 billion from CHF 93 billion.

Corporate Center – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Income	(83)	(362)	30	(77)
Credit loss (expense)/recovery[2]	2	1	0	100
Total operating income	(80)	(361)	29	(78)
Personnel expenses	74	91	104	(19)	(29)
General and administrative expenses	78	250	128	(69)	(39)
Services (to)/from business divisions	12	16	15	(25)	(20)
Depreciation and impairment of property and equipment	7	6	7	17	0
Amortization and impairment of intangible assets	0	0	0
Total operating expenses[3]	171	364	254	(53)	(33)
Operating profit/(loss) before tax	(251)	(725)	(225)	(65)	12

Additional information
Average attributed equity (CHF billion)[4]	3.3	4.0	6.0	(18)	(45)
Total assets (CHF billion)[5]	160.1	169.8	190.2	(6)	(16)
Risk-weighted assets (fully applied, CHF billion)[6]	35.7	35.7	60.1	0	(41)
Risk-weighted assets (phase-in, CHF billion)[6]	35.7	35.7	60.1	0	(41)
Leverage ratio denominator (phase-in, CHF billion)[7]	84.2	93.4	134.3	(10)	(37)
Personnel before allocations (full-time equivalents)	125	137	195	(9)	(36)
Allocations from other CC units (full-time equivalents)	1,057	1,343	1,351	(21)	(22)
Personnel after allocations (full-time equivalents)	1,181	1,480	1,546	(20)	(24)

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, and restatements due to retrospective adoption of new accounting standards or changes in accounting policies.    2  Includes credit loss (expense)/recovery on reclassified and acquired securities.    3  Refer to “Note 18 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2014 for more information on the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances.    6  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    7  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

55

Corporate Center

Results: 1Q15 vs 4Q14

Operating income

Income was negative CHF 83 million compared with negative CHF 362 million in the prior quarter. The first quarter included valuation losses of CHF 12 million on financial assets designated at fair value compared with losses of CHF 53 million. Furthermore, losses in the rates portfolio declined to CHF 3 million from CHF 118 million, mainly related to greater novation and unwind activity in the prior quarter. The fourth quarter of 2014 also included a loss of CHF 108 million from the termination of certain credit default swap contracts and a loss of CHF 16 million related to the sale of the remaining student loan auction rate securities positions.

Operating expenses

Total operating expenses decreased to CHF 171 million from CHF 364 million. Personnel expenses decreased to CHF 74 million from CHF 91 million. General and administrative expenses decreased by CHF 172 million to CHF 78 million, partly as charges for provisions for litigation, regulatory and similar matters decreased by CHF 64 million to CHF 13 million. Furthermore, the prior quarter included a charge of CHF 52 million for the annual UK bank levy and a net charge of CHF 42 million related to certain disputed receivables.

Risk-weighted assets

Risk-weighted assets (RWA) were stable at CHF 36 billion. Reductions in credit risk RWA of CHF 1 billion were offset by increases in market risk and operational risk RWA.

è	Refer to the “Capital management” section of this report for more information

Balance sheet assets

Balance sheet assets decreased to CHF 160 billion as of 31 March 2015 from CHF 170 billion as of 31 December 2014. Positive replacement values (PRVs) decreased by CHF 9 billion, mainly in our over-the-counter (OTC) rates and credit derivative exposures. Within our rates portfolio, PRVs decreased by CHF 7 billion due to negotiated bilateral settlements (unwinds), third-party novations, including transfers to central clearing houses (trade migrations), and agreements to net down trades with other dealer counterparties (trade compressions), partially offset by PRV increases due to fair value changes following currency and interest rate movements and, to a lesser extent, new trades from ongoing hedging activity. Within our credit portfolio, PRVs decreased by CHF 1 billion due to trade unwinds.

Funded assets decreased by CHF 2 billion to CHF 9 billion, mainly due to the sale of the last remaining structured bond position in the non-linear rates portfolio and the last collateralized loan obligations bond positions in the securitizations portfolio, as well as the maturity of an emerging market treasury bond that was presented within “Other” in the table on the next page, and other smaller position reductions.

The decreases in PRVs and funded assets were partly offset by a CHF 1 billion increase in collateral delivered against OTC derivatives.

Funded assets and PRV classified as Level 3 in the fair value hierarchy totaled CHF 4 billion as of 31 March 2015.

Leverage ratio denominator

The Swiss SRB leverage ratio denominator decreased to CHF 84 billion as of 31 March 2015 from CHF 93 billion as of 31 December 2014, mainly due to a reduction in average balance sheet assets during the quarter.

è	Refer to the “Capital management” section of this report for more information

Personnel: 1Q15 vs 4Q14

As of 31 March 2015, a total of 1,181 personnel were employed within Non-core and Legacy Portfolio compared with 1,480 as of 31 December 2014. Front office personnel decreased to 125 from 137 and personnel allocated from Corporate Center – Services decreased to 1,057 from 1,343 due to a reduction in service consumption.

Results: 1Q15 vs 1Q14

Non-core and Legacy Portfolio recorded a loss before tax of CHF 251 million in the first quarter of 2015 compared with a loss of CHF 225 million in the first quarter of 2014, as operating income decreased from positive CHF 29 million to negative CHF 80 million, partly offset by CHF 83 million lower operating expenses, mainly due to CHF 41 million lower charges for provisions for litigation, regulatory and similar matters as well as reduced cost allocations from other Corporate Center units.

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UBS business divisions and Corporate Center

Composition of Non-core and Legacy Portfolio

An overview of the composition of Non-core and Legacy Portfolio is presented in the table below. Following substantial reductions in RWA, funded assets and PRV since the establishment of these portfolios, we now provide information on a combined basis in a single table.

The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. For example, OTC derivatives trading is largely conducted on a collateralized basis under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of PRV with negative replacement values in the event of default. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions.

CHF billion

Exposure category	Description	RWA[1]		Funded assets[2]		PRV[3]		LRD[4]
		31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14
Rates (linear)	Consists of linear OTC products (primarily vanilla interest rate, inflation, basis and cross-currency swaps for all major currencies and some emerging markets) and non-linear OTC products (vanilla and structured options). Over 95% of gross PRV is collateralized. Uncollateralized RWA of CHF 2.5 billion is spread over more than 200 counterparties, of which over 70% were rated investment grade and over 50% were rated AA– or above as of 31 March 2015. More than 50% of gross PRV is due to mature by 2021.	5.5	6.0	0.3	0.4	82.3	88.3	46.5	47.4
Rates (non-linear)		1.4	1.2	0.2	0.7	37.6	38.3	12.0	12.8
Credit	Consists primarily of a residual structured credit book that is largely hedged against market risk. The remaining counterparty risk is fully collateralized and diversified across multiple names. The residual structured credit book is expected to materially run off by the end of 2018. Also includes corporate lending and residual distressed credit positions, with a similar expected decay profile.	0.7	1.0	1.0	1.1	2.6	3.7	9.5	13.7
Securitizations	Consists primarily of a portfolio of CDS positions referencing ABS assets with related cash and synthetic hedges to mitigate the impact of directional movements. The majority of the remaining positions is expected to decay by 2018.	3.7	3.9	1.7	2.6	0.7	1.1	3.0	4.6
Auction preferred stock (APS) and auction rate securities (ARS)	Portfolio of long-dated APS and municipal ARS. All APS were rated A or above and all ARS exposures were rated Baa or above as of 31 March 2015.	0.9	0.9	2.9	3.0	–	–	2.8	2.9
Muni swaps and options	Swaps and options with US state and local governments. Over 95% of the PRV is with counterparties that were rated investment grade as of 31 March 2015.	0.6	0.6	–	–	4.2	4.2	3.1	2.8
Other	Exposures to CVA and related hedging activity, as well as a diverse portfolio of smaller positions.	2.8	2.8	3.1	3.4	4.2	5.1	7.2	9.2
Operational risk	Operational risk RWA allocated to Non-core and Legacy Portfolio.	20.1	19.3	–	–	–	–	–	–
Total		35.7	35.7	9.3	11.3	131.6	140.7	84.2	93.4

1  Fully applied and phase-in Basel III RWA.    2  Funded assets are defined as total balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 19.2 billion as of 31 March 2015 and CHF 17.9 billion as of 31 December 2014).    3  Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4  Swiss SRB leverage ratio denominator.

57

58

Risk and treasury management Management report

61	Risk and treasury management key developments	86	Capital management
		87	Swiss SRB Basel III capital framework
		87	Regulatory framework
62	Risk management and control	87	Capital requirements
62	Overview of risks arising from our business activities	88	Swiss SRB Basel III capital information (UBS Group)
63	Credit risk – internal risk view	88	Capital ratios
63	Banking products	89	Eligible capital
64	Traded products	92	Sensitivity to currency movements
70	Market risk	93	Differences between Swiss SRB and BIS Basel III capital
70	Interest rate risk in the banking book	94	Swiss SRB Basel III capital information (UBS AG consolidated)
75	Country risk
75	Exposures to selected eurozone countries	95	Differences between UBS Group AG (consolidated) and UBS AG (consolidated)
77	Operational risk
		97	Risk-weighted assets (UBS Group)
		97	Credit risk
		97	Non-counterparty-related risk
		98	Market risk
		98	Operational risk
78	Balance sheet	102	Leverage ratio framework
78	Assets	104	Leverage ratio information (UBS Group)
80	Liabilities	104	Swiss SRB leverage ratio
80	Equity	107	BIS Basel III leverage ratio
80	Intra-quarter balances	107	Supplemental leverage ratio
		108	Leverage ratio information (UBS AG consolidated)
81	Liquidity and funding management	109	Equity attribution and return on attributed equity
81	Strategy and objectives
81	Liquidity	111	UBS shares
84	Funding	111	UBS Group AG shares
		111	UBS AG shares

60

Risk and treasury management key developments	Risk and treasury management

Risk and treasury management

key developments

Risk management and control

Our credit risk profile was stable over the quarter, with net credit loss expenses of CHF 16 million, mainly resulting from Retail & Corporate. On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011, allowing the Swiss franc to strengthen. Given the reliance of the Swiss economy on exports, the stronger Swiss franc may have a negative impact on the Swiss economy, which could impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

We maintained market risk at low levels while delivering strong performance in Investor Client Services within the Investment Bank from significantly higher client activity and increased volatility.

We continued to strengthen our Compliance & Operational Risk Control function, making significant enhancements to core capabilities in support of our aim of operating as a responsive and forward-looking control function in an increasingly complex industry.

Balance sheet

As of 31 March 2015, our balance sheet assets stood at CHF 1,049 billion, a decrease of CHF 14 billion from 31 December 2014, mainly due to currency effects resulting from the strengthening of the Swiss franc against all major currencies. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, decreased by CHF 13 billion to CHF 762 billion. Excluding currency effects, funded assets increased by approximately CHF 20 billion, mainly reflecting increases in collateral trading assets and financial investments available-for-sale.

Liquidity and funding management

Our liquidity and funding position remained strong during the first quarter of 2015, with a 3-month average liquidity coverage ratio of 122%. UBS Group AG issued during the quarter additional tier 1 capital notes equivalent to CHF 3.5 billion.

Capital management

Our fully applied common equity tier 1 (CET1) capital increased by CHF 0.6 billion to CHF 29.6 billion as of 31 March 2015 and our fully applied CET1 capital ratio increased 0.3 percentage points to 13.7%. On a phase-in basis, our CET1 capital decreased by CHF 2.1 billion to CHF 40.8 billion and our CET1 capital ratio decreased 0.8 percentage points to 18.6%. Risk-weighted assets remained stable at CHF 216 billion on a fully applied basis and decreased slightly by CHF 2 billion to CHF 219 billion on a phase-in basis. Our Swiss systemically relevant banks (SRB) leverage ratio increased 0.5 percentage points to 4.6% on a fully applied basis and 0.2 percentage points to 5.6% on a phase-in basis. During the first quarter of 2015, UBS Group AG issued additional tier 1 capital notes equivalent to CHF 3.5 billion.

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Risk management and control

Risk management and control

Risk profile of the Group

Overview of risks arising from our business activities

The tables on the next page present the key drivers of tangible attributed equity by business division and Corporate Center, which are risk-weighted assets (RWA), Swiss SRB leverage ratio denominator (LRD) and risk-based capital (RBC). In addition, we show the average tangible attributed equity, total assets and adjusted operating profit before tax. Along with the description of key risks by business division and Corporate Center presented in our Annual Report 2014, this table provides an overview of how the activities in our business divisions and Corporate Center are reflected in our risk measures, along with their respective performance.

The table is followed by sections providing an update for the first quarter of 2015 on developments in credit risk (comprising banking products and traded products), market risk (including interest rate risk in the banking book), country risk, and operational risk.

An update on the development of RWA, LRD and attributed equity during the quarter is provided in the “Capital management” section of this report. The overall level of RBC was broadly unchanged at CHF 30 billion for UBS Group as of 31 March 2015.

è	Refer to the “Capital management” section of this report and our Annual Report 2014 for more information on RWA, LRD and our equity attribution framework
è	Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2014 for more information on RBC

UBS AG (consolidated) risk profile

The risk profile of UBS AG (consolidated) in the first quarter of 2015 was materially the same as that of UBS Group, and information provided in the remainder of this section is equally applicable to UBS AG (consolidated). Differences in the credit risk profile of the two consolidation scopes, relating to intercompany exposures between UBS AG and UBS Group AG, have been identified where applicable and are disclosed accordingly.

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Risk and treasury management

Risk measures and performance

	31.3.15
CHF billion, as of or for the quarter ended	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio
Risk-weighted assets (fully applied)[1]	25.7	21.8	34.6	3.5	64.1	23.2	7.9	35.7
of which: credit risk	12.6	8.4	33.0	2.5	33.9	1.2	4.6	11.7
of which: market risk	0.0	1.1	0.0	0.0	11.6	(4.7)[2]	3.2	3.9
of which: operational risk	12.9	12.3	1.5	0.9	18.5	12.4	0.1	20.1
Leverage ratio denominator (fully applied)[3]	134.2	56.3	163.7	14.0	294.2	(1.0)	231.4	84.2
Risk-based capital[4,5]	1.4	1.3	3.3	0.3	6.6	1.3	5.0	3.2
Average tangible attributed equity[6]	2.8	1.8	4.0	0.4	7.1	1.2	3.3	3.3
Total assets	125.5	55.7	143.3	14.1	303.2	19.5	227.6	160.1
Operating profit/(loss) before tax (adjusted)[7]	0.9	0.3	0.4	0.2	0.8	(0.2)	0.1	(0.2)

	31.12.14
CHF billion, as of or for the quarter ended	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio
Risk-weighted assets (fully applied)[1]	25.4	21.7	33.1	3.8	66.7	23.0	7.1	35.7
of which: credit risk	12.3	8.7	31.4	3.0	35.0	1.1	4.3	12.8
of which: market risk	0.0	1.0	0.0	0.0	13.6	(4.5)[2]	2.7	3.6
of which: operational risk	12.9	11.9	1.6	0.8	18.1	12.1	0.1	19.3
Leverage ratio denominator (fully applied)[3]	138.3	63.3	165.9	14.9	288.3	(2.6)	236.3	93.4
Risk-based capital[4,5]	1.3	1.1	3.0	0.3	6.8	1.2	4.3	3.6
Average tangible attributed equity[6]	2.8	2.1	4.0	0.5	7.4	1.1	3.3	4.0
Total assets	127.6	56.0	143.7	15.2	292.3	19.9	237.9	169.8
Operating profit/(loss) before tax (adjusted)[7]	0.7	0.2	0.4	0.1	0.3	(0.3)	(0.2)	(0.7)

1  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    2  Negative market risk numbers are due to the diversification effect allocated to CC – Services.    3  Refer to the “Capital management” section of this report for more information.    4  Refer to “Statistical measures” in the “Risk management and control” section of our Annual Report 2014 for more information on risk-based capital.    5  Excludes CHF 7.9 billion (31 December 2014: CHF 7.9 billion) of centrally-held RBC items in the Corporate Center. For equity attribution, these RBC items are not allocated to the business divisions or Corporate Center units.    6  Excludes CHF 14.5 billion (31 December 2014: CHF 7.9 billion) of centrally-held average tangible equity attribution items within the Corporate Center relating to common equity not allocated to the business divisions or Corporate Center units. Refer to the “Capital management” section of this report for more information on our equity attribution framework.    7  Adjusted results are non-GAAP financial measures as defined by SEC Regulations. Refer to the table “Adjusted results” in the “Group performance” section of this report for more information.

Credit risk – internal risk view

Except where stated otherwise, the exposures detailed in this section are based on our internal management view of credit risk, which differs in certain respects from the measurement requirements of IFRS.

Banking products

Gross banking products exposures decreased by CHF 40 billion to CHF 457 billion over the quarter, mainly driven by a reduction in balances with central banks in Corporate Center – Group ALM.

Exposure related to loans remained unchanged at CHF 316 billion, as increases in lending in our wealth management businesses were offset by the strengthening of the Swiss franc against the US dollar and the euro. The majority of our loan exposures are within our Retail & Corporate and wealth management businesses and are secured by residential and commercial properties or by securities.

Net credit loss expenses for the quarter were CHF 16 million, mainly resulting from Retail & Corporate.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2014 for more information on credit risk, impairment and default

Gross banking products exposure within Wealth Management decreased by CHF 3 billion over the quarter, primarily due to the strengthening of the Swiss franc.

    In Wealth Management Americas, reported credit exposures remained broadly unchanged as moderate increases in the Lombard and mortgage portfolios in US dollar terms were offset by the strengthening of the Swiss franc against the US dollar. We continued to actively manage down our total net lending exposure collateralized by Puerto Rico municipal securities and closed-end funds, reducing it by USD 147 million to USD 280 million as of 31 March 2015. The associated collateral had a market value of

63

Risk management and control

USD 1.2 billion as of 31 March 2015. Impairments related to these exposures were unchanged at USD 24 million. Secondary trading inventory in closed-end funds and Puerto Rico debt securities remained low at USD 5 million as of 31 March 2015.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2014 for more information on our exposures to Puerto Rico municipal securities and associated closed-end funds

The overall size and composition of our Swiss mortgage portfolio in Retail & Corporate and Wealth Management, and the distribution of exposures across loan-to-value (LTV) buckets, was consistent with the position as of 31 December 2014. Average LTV for newly originated loans was 59% compared with the average LTV for the portfolio as a whole of 54%, both unchanged compared with the prior quarter. In the Swiss residential mortgage loan book, 99.9% of the aggregate amount of loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98.7% would remain covered if collateral values decreased by 30%, both unchanged compared with the prior quarter.

Our Swiss corporate lending portfolio consists of loans to multinational and domestic counterparties. Although this portfolio is well diversified across industries, these Swiss counterparties are, in general, highly reliant on the domestic economy and the economies to which they export, in particular the EU and the US. In addition, the EUR/CHF exchange rate is an important risk factor for Swiss corporates. On 15 January 2015, the Swiss National Bank (SNB) discontinued the minimum targeted exchange rate for the Swiss franc versus the euro, which had been in place since September 2011, allowing the Swiss franc to strengthen. Given the reliance of the Swiss economy on exports, the stronger Swiss franc may have a negative impact on the Swiss economy, which could impact some of the counterparties within our domestic lending portfolio and lead to an increase in the level of credit loss expenses in future periods.

Net credit loss expenses in Retail & Corporate were CHF 21 million in the first quarter compared with CHF 66 million in the prior quarter, mainly related to two corporate clients.

Gross banking products exposure in the Investment Bank remained broadly unchanged at CHF 59 billion. The level of temporary loan underwriting commitments remained low as activity across the market was subdued. The energy-related commitments noted in our Annual Report 2014, which were intended for syndication and classified as held-for-trading, were successfully sold during the first quarter of 2015.

In Corporate Center – Group ALM, banking products exposure decreased by CHF 34 billion due to a decrease in balances with central banks. This primarily resulted from a rebalancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short-term, from balances with central banks to financial investments available-for-sale and reverse repurchase agreements.

Traded products

Credit exposure arising from traded products, after reflecting the effects of master netting agreements, but before deduction of specific credit valuation adjustments and credit hedges, was CHF 52 billion, up by CHF 3 billion compared with the previous quarter. OTC derivatives accounted for CHF 28 billion of the traded products exposure, the majority of which were in Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, and were predominantly with investment grade counterparties. As counterparty risk for traded products exposure is managed at a counterparty level, no split between exposures in the Investment Bank, and those in the Non-core and Legacy Portfolio is provided. A further CHF 14 billion of traded products exposure relates to securities financing transactions, primarily within the Investment Bank and Corporate Center – Group ALM, an increase of CHF 2 billion compared with the prior quarter. The remaining CHF 10 billion of exposure relates to exchange-traded derivatives, largely within the Investment Bank.

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Risk and treasury management

Banking products exposure by business division

	31.3.15
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Balances with central banks	313	0	0	0	296	0	67,065	0	67,675
Due from banks	1,245	1,840	1,627	469	8,995	547	2,847	131	17,699
Loans[1]	110,789	44,207	137,307	170	17,043	104	5,988	167	315,774
Guarantees	1,838	721	8,026	0	5,559	11	0	208	16,364
Loan commitments	1,502	292	7,619	0	27,436	0	0	2,861	39,710
Banking products exposure[2]	115,688	47,060	154,580	639	59,328	662	75,900	3,367	457,222	[3]
Banking products exposure, net[4]	115,621	47,034	153,977	639	51,414	662	75,900	2,250	447,496

	31.12.14
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Balances with central banks	320	0	0	0	76	0	101,907	0	102,303
Due from banks	1,326	2,074	1,773	566	9,272	413	2,563	137	18,123
Loans[1]	112,701	44,356	137,417	364	15,688	31	5,291	199	316,046
Guarantees	2,021	756	8,670	0	6,501	11	0	234	18,193
Loan commitments	1,960	293	8,352	0	28,308	0	0	3,454	42,367
Banking products exposure[2]	118,328	47,480	156,211	930	59,845	454	109,761	4,024	497,033
Banking products exposure, net[4]	118,257	47,453	155,608	930	50,986	454	109,761	2,622	486,071

1  Does not include reclassified securities and similar acquired securities in our Legacy Portfolio.    2  Excludes loans designated at fair value.    3  As of 31 March 2015, banking products exposure of UBS AG (consolidated) was CHF 1.0 billion higher than that of UBS Group, related to a loan granted by UBS AG to UBS Group AG.    4  Net of allowances, provisions and hedges.

Wealth Management: loan portfolio, gross

	31.3.15		31.12.14
	CHF million	%	CHF million	%
Secured by residential property	35,883	32.4	36,018	32.0
Secured by commercial/industrial property	2,145	1.9	2,205	2.0
Secured by cash	12,921	11.7	13,354	11.8
Secured by securities	49,292	44.5	49,464	43.9
Secured by guarantees and other collateral	10,136	9.1	11,147	9.9
Unsecured loans	414	0.4	514	0.5
Total loans, gross	110,789	100.0	112,701	100.0
Total loans, net of allowances	110,723		112,631

Wealth Management Americas: loan portfolio, gross

	31.3.15		31.12.14
	CHF million	%	CHF million	%
Secured by residential property	7,603	17.2	7,558	17.0
Secured by commercial/industrial property	1	0.0
Secured by cash	828	1.9	796	1.8
Secured by securities	33,805	76.5	33,983	76.6
Secured by guarantees and other collateral	1,686	3.8	1,746	3.9
Unsecured loans[1]	282	0.6	274	0.6
Total loans, gross	44,207	100.0	44,356	100.0
Total loans, net of allowances	44,181		44,329
1  Includes credit card exposure.

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Risk management and control

Retail & Corporate: loan portfolio, gross

	31.3.15		31.12.14
	CHF million	%	CHF million	%
Secured by residential property	99,858	72.7	99,839	72.7
Secured by commercial/industrial property	20,187	14.7	20,202	14.7
Secured by cash	244	0.2	163	0.1
Secured by securities	788	0.6	794	0.6
Secured by guarantees and other collateral	6,846	5.0	6,884	5.0
Unsecured loans	9,384	6.8	9,536	6.9
Total loans, gross	137,307	100.0	137,417	100.0
Total loans, net of allowances	136,740		136,848
Investment Bank: banking products exposure[1]
CHF million			31.3.15	31.12.14
Total exposure, before deduction of allowances, provisions and hedges			51,338	51,744
Less: allowances, provisions			(15)	(19)
Less: credit protection bought (credit default swaps, notional)[2]			(7,894)	(8,835)
Net banking products exposure after allowances, provisions and hedges			43,429	42,890

1  Internal risk view, excludes balances with central banks, internal risk adjustments and the vast majority of due from banks exposures.    2  The effect of portfolio hedges, such as index credit default swaps (CDS), and of loss protection from the subordinated tranches of structured credit protection are not reflected in this table.

Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	31.3.15						31.12.14
		LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	24,093	8,563	10,678	1,653	3,199	41	25,177	44
Sub-investment grade	19,336	13,657	4,461	970	248	19	17,713	19
of which: 6-9	13,631	9,868	3,251	462	50	18	11,951	19
of which: 10-12	5,502	3,619	1,183	509	191	22	5,647	21
of which: 13 and defaulted	202	169	27		6	14	115	23
Net banking products exposure, after application of credit hedges	43,429	22,220	15,139	2,623	3,446	31	42,890	34

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Risk, treasury and capital management” section of our Annual Report 2014.

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Allowances and provisions for credit losses

	IFRS exposure, gross[1]			Impaired exposure, gross		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses[2]		Impairment ratio (%)
CHF million, except where indicated	31.3.15		31.12.14	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14

Group
Balances with central banks	67,675		102,303
Due from banks	13,273		13,347	11	11			12	13	0.1	0.1
Loans	314,647		316,452	1,182	1,192	191	180	682	695	0.4	0.4
Guarantees	15,857		17,694	183	180	2	1	24	23	1.2	1.0
Loan commitments	46,935		50,688	2	7					0.0	0.0
Total	458,386	[3]	500,483	1,378	1,391	194	181	719	731	0.3	0.3

Wealth Management
Balances with central banks	313		320
Due from banks	1,245		1,326
Loans	110,789		112,701	86	81	12	3	66	70	0.1	0.1
Guarantees	1,838		2,021					1	1
Loan commitments	1,502		1,960
Total	115,688		118,328	86	81	12	3	67	70	0.1	0.1

Wealth Management Americas
Balances with central banks	0		0
Due from banks	1,840		2,074
Loans	44,207		44,356	25	26			25	27	0.1	0.1
Guarantees	721		756
Loan commitments	292		293
Total	47,060		47,480	25	26	0	0	25	27	0.1	0.1

Retail & Corporate
Balances with central banks	0		0
Due from banks	1,627		1,773	11	11			12	13	0.7	0.6
Loans	137,307		137,417	1,041	1,035	179	176	567	568	0.8	0.8
Guarantees	8,026		8,670	183	180	2	1	23	23	2.3	2.1
Loan commitments	7,619		8,352	2	5					0.0	0.1
Total	154,580		156,211	1,238	1,231	181	178	603	603	0.8	0.8

Global Asset Management
Balances with central banks	0		0
Due from banks	469		566
Loans	170		364
Guarantees	0		0
Loan commitments	0		0
Total	639		930	0	0	0	0	0	0	0.0	0.0

1  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.    2  Includes CHF 6 million (31 December 2014: CHF 8 million) in collective loan loss allowances for credit losses.    3  As of 31 March 2015, total IFRS exposure of UBS AG (consolidated) was CHF 1.0 billion higher than that of UBS Group, related to a loan granted by UBS AG to UBS Group AG.

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Allowances and provisions for credit losses (continued)

	IFRS exposure, gross[1]		Impaired exposure, gross		Estimated liquidation proceeds of collateral		Allowances and provisions for credit losses		Impairment ratio (%)
CHF million, except where indicated	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14

Investment Bank
Balances with central banks	296	76
Due from banks	4,588	4,505
Loans	12,482	12,033	27	38			21	24	0.2	0.3
Guarantees	4,971	5,902
Loan commitments	34,439	36,333		2						0.0
Total	56,775	58,848	27	41	0	0	21	24	0.0	0.1

CC – Services
Balances with central banks	0	0
Due from banks	547	413
Loans	104	31					0	0
Guarantees	11	11
Loan commitments	0	0
Total	662	454	0	0	0	0	0	0	0.0	0.0

CC – Group ALM
Balances with central banks	67,065	101,907
Due from banks	2,847	2,563
Loans	5,988	5,291
Guarantees	0	0
Loan commitments	0	0
Total	75,900	109,761	0	0	0	0	0	0	0.0	0.0

CC – Non-core and Legacy Portfolio
Balances with central banks	0	0
Due from banks	112	127
Loans	3,600	4,260	3	12			3	6	0.1	0.3
Guarantees	290	335
Loan commitments	3,083	3,750
Total	7,084	8,471	3	12	0	0	3	6	0.0	0.1

1  The measurement requirements of IFRS differ in certain respects from our internal management view of credit risk.

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Investment Bank and CC – Non-core and Legacy Portfolio: OTC derivatives exposure1

CHF million	31.3.15	31.12.14
Total exposure, before deduction of credit valuation allowances, provisions and hedges	20,220	20,612
Less: credit valuation adjustments and provisions	(633)	(664)
Less: credit protection bought (credit default swaps, notional)	(1,639)	(994)
Net exposure after credit valuation adjustments, provisions and hedges	17,948	18,953

1  Net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank and CC – Non-Core and Legacy Portfolio: distribution of net OTC derivatives exposure,

across internal UBS ratings and loss given default (LGD) buckets

CHF million, except where indicated	31.3.15						31.12.14
	Exposure	LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating[1]		0–25%	26–50%	51–75%	76–100%
Investment grade	16,976	5,884	10,035	725	331	30	18,040	29
Sub-investment grade	973	123	697	32	120	44	913	38
of which: 6–9	459	77	250	30	101	51	445	39
of which: 10–12	120	45	73	2	0	29	114	31
of which: 13 and defaulted	394		374	1	19	40	355	39
Net exposure, after credit valuation adjustments, provisions and hedges	17,948	6,007	10,732	758	452	31	18,953	30

1  The ratings of the major credit rating agencies, and their mapping to our internal rating masterscale, are shown in the table “Internal UBS rating scale and mapping of external ratings” in the “Risk, treasury and capital management” section of our Annual Report 2014.

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Risk management and control

Market risk

The tables on the next page show minimum, maximum, average and period-end management value-at-risk (VaR) by business division and Corporate Center and by general market risk type. Market risk, measured as 1-day, 95% confidence level management VaR was, on an average basis, unchanged compared with the prior quarter. In particular, VaR for the Investment Bank remained at low levels, with strong revenues in Investor Client Services generated from significantly higher client activity and increased volatility without increasing market risk exposures. VaR for Corporate Center – Group ALM increased over the quarter due to our decision to shorten the target duration for the investment of our Swiss franc-denominated equity as described in the following paragraph “Interest rate risk in the banking book.”

There were no Group VaR backtesting exceptions in the first quarter. There were two backtesting exceptions in the 12 months preceding the end of the quarter.

Also shown on the next pages are the statistics for regulatory VaR, stressed VaR and incremental risk charge (IRC) for the Group and by business division and Corporate Center, and the Group’s comprehensive risk measure (CRM) used to calculate market risk Basel III RWA. The resulting RWA for each of these market risk models, and for risks-not-in-VaR (RniV), are shown in the table “Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units” in the “Capital management” section of this report.

è

Refer to “Market risk” in the “Risk, treasury and capital management” section of our Annual Report 2014 for more information on market risk measures and the derivation of market risk Basel III RWA from the results of the models

Interest rate risk in the banking book

As of 31 March 2015, the interest rate sensitivity to a +1 basis-point parallel shift in yield curves was negative CHF 3.3 million compared with negative CHF 0.7 million as of 31 December 2014. The change was mainly attributable to an increase of CHF 2.6 million in negative interest rate sensitivity in Corporate Center – Group ALM’s interest rate sensitivity. This resulted from our decision to shorten the target duration for the investment of our Swiss franc-denominated equity, primarily in response to the prevailing negative interest rate environment for Swiss francs, and is expected to gradually reduce as Group ALM rebalances the banking book to meet the new target duration.

Due to the low level of interest rates, downward movements by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. Despite the current negative interest rate environment for the Swiss franc in particular, and also to a certain extent for the euro, this flooring of interest rates is appropriate since it is being applied for Wealth Management and Retail & Corporate client transactions, as well as for the interest rates that are used for the transactions within the banking book process between the aforementioned businesses and Group ALM, for which actual interest rates are subject to floors. This effect results in non-linear behavior of the sensitivity, in particular in the US dollar when combined with prepayment risk on US mortgages and related products.

è	Refer to “Interest rate risk in the banking book” in the “Risk, treasury and capital management” section of our Annual Report 2014 for more information

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Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and

Corporate Center and general market risk type1

	For the quarter ended 31.3.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	6	2	1
		Max.			23	18	9	5	2
			Average		11	10	7	3	1
				31.3.15	13	18	6	3	2
Total management VaR, Group	10	25	15	20	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	0	0	0	1	1	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	8	22	13	14	11	6	3	2	1
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM[2]	4	16	7	15	0	7	0	0	0
CC – Non-core and Legacy Portfolio	6	9	8	7	1	5	6	1	0
Diversification effect[3,4]			(13)	(16)	(1)	(9)	(3)	(1)	0
	For the quarter ended 31.12.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				6	7	6	2	1
		Max.			18	11	11	8	2
			Average		10	9	8	4	2
				31.12.14	14	8	7	4	1
Total management VaR, Group	10	23	15	17	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	0	1	0	1	1	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	9	19	13	17	10	7	5	3	2
CC – Core Functions[2]	3	7	5	5	0	4	0	1	0
CC – Non-core and Legacy Portfolio	6	8	7	6	1	5	5	2	0
Diversification effect[3,4]			(10)	(12)	(1)	(9)	(3)	(2)	0

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Following changes in the organization of the Corporate Center units as of 1 January 2015, amounts previously reported under CC – Core Functions are now reported under CC – Group ALM.    3  Difference between the sum of the standalone VaRs for the business divisions and Corporate Center and the VaR for the Group as a whole.     4   As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

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Regulatory value-at-risk (10-day, 99% confidence, 5–years of historical data) by business division and Corporate Center and general market risk type1

	For the quarter ended 31.3.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				22	20	25	6	5
		Max.			66	36	40	38	20
			Average		37	29	34	16	11
				31.3.15	39	36	25	12	20
Total regulatory VaR, Group	33	65	46	44	Average (per business division and risk type)
Wealth Management	0	1	0	0	0	0	0	0	0
Wealth Management Americas	4	6	5	5	0	5	5	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	27	66	41	42	37	19	18	14	8
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM[2]	16	31	22	31	0	22	2	4	0
CC – Non-core and Legacy Portfolio	16	27	21	16	0	12	20	7	4
Diversification effect[3,4]			(44)	(49)	0	(29)	(10)	(8)	(2)
	For the quarter ended 31.12.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				26	19	32	7	7
		Max.			60	45	58	58	32
			Average		37	25	40	25	16
				31.12.14	46	22	34	24	7
Total regulatory VaR, Group	31	104	57	60	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	4	7	5	6	0	6	5	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	29	87	51	57	37	25	27	24	12
CC – Core Functions[2]	15	35	19	19	0	18	2	4	0
CC – Non-core and Legacy Portfolio	15	37	20	16	0	11	17	7	7
Diversification effect[3,4]			(38)	(38)	0	(35)	(11)	(10)	(3)

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Following changes in the organization of the Corporate Center units as of 1 January 2015, amounts previously reported under CC – Core Functions are now reported under CC – Group ALM.    3  Difference between the sum of the standalone VaRs for the business divisions and Corporate Center and the VaR for the Group as a whole.    4  As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

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Risk and treasury management

Stressed value-at-risk (10-day, 99% confidence, historical data from 1 January 2007 to present) by business division and Corporate Center and general market risk type1

	For the quarter ended 31.3.15
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				46	27	69	12	10
		Max.			154	73	113	151	44
			Average		84	49	90	41	22
				31.3.15	69	61	69	17	44
Total stressed VaR, Group	64	168	105	99	Average (per business division and risk type)
Wealth Management	0	2	0	0	0	0	0	0	0
Wealth Management Americas	9	18	12	11	0	9	16	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	48	152	88	72	84	33	49	39	18
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM[2]	38	65	51	65	0	52	6	6	0
CC – Non-core and Legacy Portfolio	27	66	43	43	0	25	46	12	6
Diversification effect[3,4]			(89)	(92)	0	(70)	(26)	(16)	(3)
	For the quarter ended 31.12.14
CHF million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				54	18	84	22	16
		Max.			348	82	203	130	84
			Average		88	42	125	49	39
				31.12.14	103	32	98	45	16
Total stressed VaR, Group	67	373	117	105	Average (per business division and risk type)
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	9	17	13	15	0	10	17	0	0
Retail & Corporate	0	0	0	0	0	0	0	0	0
Global Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	64	381	109	101	88	46	71	48	33
CC – Core Functions[2]	31	66	46	44	0	44	6	7	0
CC – Non-core and Legacy Portfolio	23	73	31	30	0	19	45	15	12
Diversification effect[3,4]			(82)	(84)	0	(76)	(15)	(22)	(6)

1  Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2  Following changes in the organization of the Corporate Center units as of 1 January 2015, amounts previously reported under CC – Core Functions are now reported under CC – Group ALM.    3  Difference between the sum of the standalone VaRs for the business divisions and Corporate Center and the VaR for the Group as a whole.    4  As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

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Risk management and control

Incremental risk charge by business division and Corporate Center

	For the quarter ended 31.3.15				For the quarter ended 31.12.14
CHF million	Min.	Max.	Average	31.3.15	Min.	Max.	Average	31.12.14
Wealth Management
Wealth Management Americas	19	49	34	38	11	28	19	27
Retail & Corporate
Global Asset Management
Investment Bank	148	190	169	174	130	197	163	197
CC – Services
CC – Group ALM[1]	92	116	105	109	108	158	138	108
CC – Non-core and Legacy Portfolio	24	51	36	25	46	79	69	46
Diversification effect[2,3]			(125)	(134)			(202)	(135)
Total incremental risk charge, Group	195	235	219	212	161	243	188	243
1  Following changes in the organization of the Corporate Center units as of 1 January 2015, amounts previously reported under CC – Core Functions are now reported under CC – Group ALM.    2  Difference between the sum of the standalone IRC for the business divisions and IRC for the Group as a whole.    3  As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

Comprehensive risk measure, Group

	For the quarter ended 31.3.15				For the quarter ended 31.12.14
CHF million	Min.	Max.	Average	31.3.15	Min.	Max.	Average	31.12.14
Total comprehensive risk measure, Group	9	12	11	9	5	14	11	6

Interest rate sensitivity – banking book 1

	31.3.15
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(22.6)	(22.6)	(3.8)	(372.0)	(735.2)
EUR	19.0	19.0	0.2	19.5	43.7
GBP	(0.5)	(2.9)	0.1	10.1	21.2
USD	118.6	60.4	0.1	6.7	3.2
Other	2.4	(1.9)	0.1	12.3	25.2
Total impact on interest rate-sensitive banking book positions	116.9	52.0	(3.3)	(323.5)	(641.8)
of which: Wealth Management Americas	201.7	136.9	(0.7)	(74.4)	(164.5)
of which: Investment Bank	35.0	22.0	(0.3)	(26.8)	(54.3)
of which: CC – Group ALM[2]	(105.8)	(100.0)	(2.3)	(217.2)	(412.4)
of which: CC – Non-core and Legacy Portfolio	(10.0)	(4.5)	0.0	(4.5)	(9.3)

	31.12.14
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(16.2)	(15.8)	(0.3)	(27.3)	(51.0)
EUR	72.1	66.0	(0.6)	(57.0)	(106.9)
GBP	(5.6)	(8.1)	0.2	23.0	46.3
USD	130.7	76.5	(0.2)	(21.0)	(52.8)
Other	1.8	(5.1)	0.2	17.7	36.0
Total impact on interest rate-sensitive banking book positions	182.7	113.5	(0.7)	(64.5)	(128.5)
of which: Wealth Management Americas	181.7	129.9	(0.5)	(48.5)	(110.6)
of which: Investment Bank	53.8	34.2	(0.5)	(52.2)	(111.4)
of which: CC – Core Functions[2]	(37.3)	(44.3)	0.3	42.8	106.8
of which: CC – Non-core and Legacy Portfolio	(11.0)	(3.5)	(0.1)	(6.2)	(12.6)

1  Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes.    2  Following changes in the organization of the Corporate Center units as of 1 January 2015, amounts previously reported under CC – Core Functions are now reported under CC – Group ALM.

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Risk and treasury management

Country risk

We continue to monitor the situation in Ukraine and the possibilities for broader economic contagion, including the potential effects of economic sanctions against Russian persons and entities. There has been no material change in our risk profile over the quarter, with our direct net exposure to Russia totaling CHF 0.8 billion as of 31 March 2015, approximately half of which is related to margin loans to Russian borrowers which are secured by global depository receipts issued by Russian companies.

Exposures to selected eurozone countries

Our exposure to peripheral European countries remains limited, but we nevertheless remain watchful regarding the potential broader implications of adverse developments in the eurozone, including the possibility of a Greek exit. Our direct exposure to Greece was CHF 9 million as of 31 March 2015.

The table “Exposures to selected eurozone countries” provides an overview of our exposures to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies as of 31 March 2015.

è	Refer to “Country risk” in the “Risk, treasury and capital management” section of our Annual Report 2014 for information on our country risk framework and related exposure measures

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.3.15		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	9,247	8,475	1,025	628	395	2,209	1,834	6,013
Sovereign, agencies and central bank	5,955	5,872	11	11		100	17	5,844
Local governments	91	91				90	90	2
Banks	535	535	94	94		389	389	52
Other[2]	2,666	1,977	921	524		1,629	1,338	115
Netherlands	8,201	7,612	1,362	774	409	809	808	6,030
Sovereign, agencies and central bank	5,575	5,575	0	0		0	0	5,575
Local governments
Banks	641	641	42	42		445	445	155
Other[2]	1,985	1,396	1,320	732		364	363	301
Italy	2,628	2,262	995	703	440	520	446	1,113
Sovereign, agencies and central bank	69	3				69	3
Local governments	102	93				102	93
Banks	943	943	448	448		139	139	356
Other[2]	1,515	1,222	548	255		210	210	757
Spain	2,205	1,979	469	243	184	331	331	1,405
Sovereign, agencies and central bank	50	50	2	2				49
Local governments	1	1				1	1	0
Banks	450	450	79	79		288	288	83
Other[2]	1,703	1,478	388	163		42	42	1,273
Finland	1,935	1,900	166	131	5	78	78	1,691
Sovereign, agencies and central bank	1,402	1,402						1,402
Local governments	9	9				0	0	9
Banks	391	391	69	69		49	49	273
Other[2]	133	99	97	63		29	29	7

1  Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 53 million (of which: Malta CHF 36 million, France CHF 6 million and Ireland CHF 6 million.)    2  Includes corporates, insurance companies and funds.

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Exposures to selected eurozone countries (continued)

CHF million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
31.3.15		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
Austria	1,184	961	39	39	30	289	66	856
Sovereign, agencies and central bank	951	728				223	0	728
Local governments	3	3						3
Banks	210	210	31	31		58	58	122
Other[2]	20	20	9	9		8	8	3
Ireland[3]	1,332	1,332	100	100	15	1,098	1,098	134
Sovereign, agencies and central bank	0	0				0	0
Local governments
Banks	140	140	63	63		19	19	58
Other[2]	1,192	1,192	37	37		1,079	1,079	75
Belgium	916	916	88	88	45	63	63	765
Sovereign, agencies and central bank	780	780				40	40	741
Local governments
Banks	93	93	62	62		9	9	22
Other[2]	43	43	26	26		15	15	3
Portugal	202	139	110	47	44	11	11	81
Sovereign, agencies and central bank
Local governments
Banks	12	12	3	3		0	0	10
Other[2]	189	127	107	45		11	11	71
Greece	9	9	5	5	4	0	0	5
Sovereign, agencies and central bank
Local governments
Banks	5	5	4	4		0	0	1
Other[2]	4	4	1	1				3
Other[4]	178	178	146	146	8	3	3	29

1  Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 53 million (of which: Malta CHF 36 million, France CHF 6 million and Ireland CHF 6 million.    2  Includes corporates, insurance companies and funds.    3  The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    4   Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)

									Net position
	Protection bought						Protection sold		(after application of counterparty master netting agreements)
CHF million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
31.3.15	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	137	7	0	0	0	0	(148)	(10)	29	(40)	1	(4)
Italy	16,868	4	173	(2)	61	0	(15,795)	(139)	3,340	(2,279)	57	(192)
Ireland	1,104	(24)	10	0	0	0	(936)	18	550	(383)	11	(16)
Portugal	1,160	(37)	6	0	0	0	(1,072)	13	634	(547)	12	(36)
Spain	3,674	(52)	78	(1)	20	0	(3,004)	59	1,474	(843)	63	(54)
Total	22,942	(102)	268	(2)	80	0	(20,956)	(58)	6,027	(4,092)	144	(302)

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Risk and treasury management

Operational risk

During the first quarter of 2015, we have continued to enhance our compliance capabilities in the areas of monitoring and surveillance and combatting financial crime, and to standardize key compliance processes, including strengthening and clarifying control responsibilities between the first and second line of defense as part of the overall agenda for the Compliance and Operational Risk Control (C&ORC) function.

The effective prevention of misconduct, or its early detection, is of critical importance to us. In 2014, we developed a firm-wide definition of conduct risk and an associated governance model and, in the first quarter of 2015, the global rollout plan was approved, after a successful UK pilot. The approach is designed to deliver tangible benefits such as enhanced management information and greater consideration of client and market outcomes in key business decision-making processes. This will help embed conduct risk in our culture, behaviors and reward processes.

Our Financial Crime function provides a center of expertise for all aspects of anti-money laundering (AML), sanctions monitoring, anti-bribery and corruption (ABC) and fraud. The function continued to develop the associated frameworks and processes to ensure we remain at the forefront of the fight against financial crime and delivered key enhancements in monitoring capabilities across the AML and ABC arenas.

We continued to strengthen our ability to detect, deter and prevent unacceptable behavior through sophisticated and automated monitoring and surveillance capabilities, supported by in-depth data analysis. The implementation of globally consistent monitoring standards continued, together with the further development of holistic issue detection and alerting technologies in the areas of cross-border business, unauthorized trading, employee intelligence and communication monitoring.

Our investment in technology and infrastructure modernization is coupled with significant enhancements to the security of our banking systems, delivered against a backdrop of increasing cyber-threats to the financial industry. Specific improvements include increasing the resilience of our systems and early detection of performance issues. To consolidate our expertise in this area, as of 1 April 2015, the Group Technology risk control activities were transferred into C&ORC. This reorganization will ensure an integrated approach to technology-related risks associated with cyber crime, information security, business continuity and outsourcing.

C&ORC integration is expected to deliver sustainable systems, processes and teams to support the ongoing operation of the strengthened second line of defense for consequential risk. We intend to increase our personnel in this area by 20% from 2014 through to 2016. In addition, significant additional investment has been committed to deliver the planned effectiveness and efficiency improvements, primarily through implementation of strategic technology enhancements.

Our advanced measurement approach (AMA) operational risk model is subject to an annual quantitative and qualitative review to ensure that model parameters are plausible and appropriately reflect the developing operational risk profile of the firm. The revised parameters to be applied in 2015 were approved by FINMA on 1 April 2015 and led to an increase of CHF 2 billion in operational risk RWA in the first quarter. The AMA model design, methodology and calibration are subject to an in-depth periodic review, which commenced in the first quarter of 2015. Resulting model changes will be presented to FINMA for approval prior to implementation.

è	Refer to the “Capital management” section of this report for more information on the development of operational risk RWA during the quarter

77

Balance Sheet

Balance sheet

As of 31 March 2015, our balance sheet assets stood at CHF 1,049 billion, a decrease of CHF 14 billion from 31 December 2014, mainly due to currency effects resulting from the strengthening of the Swiss franc against all major currencies. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, decreased by CHF 13 billion to CHF 762 billion. Excluding currency effects, funded assets increased by approximately CHF 20 billion, mainly reflecting increases in collateral trading assets and financial investments available-for-sale.

Assets

Product category view

Cash and balances with central banks decreased by CHF 35 billion, primarily resulting from a rebalancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Corporate Center – Group Asset and Liability Management (Group ALM), a majority of which are short-term, from balances with central banks to financial investments available-for-sale and reverse repurchase agreements. Trading portfolio assets were CHF 5 billion lower, but increased slightly excluding currency effects. Positive replacement values (PRV) decreased by CHF 4 billion as an increase in the Investment Bank, mainly due to fair value changes resulting from currency movements and downward shifts in yield curves, was more than offset by a reduction in Corporate Center – Non-core and Legacy Portfolio which primarily resulted from negotiated bilateral settlements (unwinds), third-party novations, including transfers to central clearing houses (trade migrations), and agreements to net down trades with other dealer counterparties (trade compressions), partially offset by fair value changes. Lending assets decreased by CHF 2 billion, but were approximately CHF 5 billion higher excluding currency effects, primarily in Wealth Management, the Investment Bank and Group ALM.

These reductions were partly offset by a CHF 14 billion increase in collateral trading assets, which consist of reverse repurchase agreements and cash collateral on securities borrowed, and a CHF 14 billion increase in financial investments available-for-sale mainly due to the abovementioned rebalancing of our multi-currency portfolio of unencumbered, high-quality, liquid assets. Other assets increased by CHF 5 billion, primarily due to increases in cash collateral receivables on derivative instruments and prime brokerage receivables.

è	Refer to the “Balance sheet” and Notes 10 through 13 in the “Financial information” section of this report for more information

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Risk and treasury management

Total assets and funded assets

	31.3.15					31.12.14
CHF billion	Investment Bank	CC – Group ALM	CC – Non- core and Legacy Portfolio	Other	UBS	Investment Bank	CC – Group ALM	CC – Non- core and Legacy Portfolio	Other	UBS
Total assets	303.2	227.6	160.1	358.1	1,048.9	292.3	237.9	169.8	362.4	1,062.5
Less: positive replacement values	(114.3)	0.0	(131.6)	(7.1)	(252.9)	(109.2)	(0.1)	(140.7)	(7.0)	(257.0)
Less: collateral delivered against OTC derivatives[1]	(14.2)	(0.6)	(19.2)	0.0	(34.1)	(12.5)	(0.4)	(17.9)	0.0	(30.7)
Funded assets	174.6	227.0	9.3	351.0	761.8	170.7	237.4	11.3	355.4	774.8

1  Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.

Divisional view

Non-core and Legacy Portfolio total assets decreased by CHF 10 billion to CHF 160 billion, primarily due to a CHF 9 billion reduction in PRV reflecting reduced notional volumes resulting from the aforementioned trade unwinds, migrations and compressions, partially offset by fair value changes. Funded assets decreased by CHF 2 billion to CHF 9 billion, primarily due to a continued reduction in trading portfolio assets and loans, including sale of the last remaining structured and CLO bond positions. Group ALM total assets decreased by CHF 10 billion to CHF 228 billion mainly reflecting currency effects, partially offset by an increase in collateral trading assets. The overall size of our multi-currency portfolio of unencumbered, high-quality, liquid assets managed centrally by Group ALM was broadly unchanged.

Investment Bank total assets increased by CHF 11 billion to CHF 303 billion, primarily within Investor Client Services, mainly reflecting fair value changes on both foreign exchange and interest rate derivatives, which primarily resulted from currency movements and downward shifts in yield curves, respectively. Intra-quarter Investment Bank balance sheet assets were higher than at the beginning and the end of the quarter, mainly related to movements in positive replacement values. Investment Bank funded assets increased by CHF 4 billion to CHF 175 billion and remained below our limit of CHF 200 billion. The increase during the quarter was mainly due to an increase in collateral trading assets in Investor Client Services, reflecting higher client activity levels, partly offset by currency effects.

Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and Corporate Center – Services total assets were broadly unchanged at CHF 126 billion, CHF 56 billion, CHF 143 billion, CHF 14 billion and CHF 20 billion, respectively.

è	Refer to “Investment Bank” and “Corporate Center” within the “UBS business divisions and Corporate Center” section of this report for more information

79

Balance sheet

Liabilities

Total liabilities decreased by CHF 15 billion to CHF 993 billion. Customer deposits decreased by CHF 11 billion, almost entirely due to currency effects. Short-term borrowings, which include short-term debt issued and interbank borrowing, decreased by CHF 5 billion, primarily reflecting net maturities of both certificates of deposit and commercial paper. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, decreased by CHF 4 billion as the issuance of additional tier 1 capital notes by UBS Group AG and the issuance of a multi-tranche senior unsecured bond by UBS AG were more than offset by maturities and currency effects. Negative replacement values decreased by CHF 3 billion, largely in line with the aforementioned decrease in PRV.

These decreases were partly offset by a CHF 5 billion increase in other liabilities, mainly due to an increase in cash collateral payables on derivative instruments. Collateral trading liabilities also increased by CHF 3 billion, primarily in Group ALM.

è	Refer to the “Liquidity and funding management” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 16 in the “Financial information” section of this report for more information

Equity

Equity attributable to UBS Group AG shareholders increased by CHF 1,751 million to CHF 52,359 million.

Total comprehensive income attributable to UBS Group AG shareholders was CHF 1,808 million, reflecting the net profit attributable to UBS Group AG shareholders of CHF 1,977 million,

partly offset by negative other comprehensive income (OCI) attributable to UBS Group AG shareholders of CHF 169 million (net of tax). First quarter OCI included foreign currency translation losses of CHF 799 million, partly offset by net gains on defined benefit plans of CHF 539 million, as well as positive OCI related to financial investments available-for-sale and cash flow hedges of CHF 77 million and CHF 14 million, respectively.

Employee share-based compensation reduced share premium by CHF 272 million, mainly due to the settlement of deferred equity compensation awards.

Net treasury share activity reduced equity attributable to UBS Group AG shareholders by CHF 126 million.

In the first quarter of 2015, UBS Group AG increased its ownership in UBS AG which resulted in an increase of CHF 376 million in equity attributable to UBS Group AG shareholders.

è

Refer to the “Statement of changes in equity” in the “Financial information” section and to “Total comprehensive income attributable to UBS Group AG shareholders: 1Q15 vs 4Q14” in the “Group performance” section of this report for more information

è	Refer to the “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the establishment of UBS Group AG

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

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Risk and treasury management

Liquidity and funding management

Our liquidity and funding position remained strong during the first quarter of 2015, with a 3-month average liquidity coverage ratio of 122%. UBS Group AG issued during the quarter additional tier 1 capital notes equivalent to CHF 3.5 billion.

Strategy and objectives

We manage our liquidity and funding risk with the overall objective of optimizing the value of our business franchise across a broad range of market conditions and in consideration of current and future regulatory requirements. We employ a number of measures to monitor our liquidity and funding positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from these internal stress models with external measures, primarily the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

Liquidity

Our funding diversification and global scope help protect our liquidity position in the event of a crisis. Our contingent funding sources include a large, multi-currency portfolio of unencumbered, high-quality, liquid assets, a majority of which are short-term, managed centrally by Group ALM, as well as available and unused liquidity facilities at several major central banks, and contingent reductions of liquid trading portfolio assets. We regularly assess and test all material, known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required.

Liquidity coverage ratio

As of 31 March 2015, our 3-month average LCR was 122%, a decrease from 123% as of 31 December 2014 (on a monthly pro-forma basis), mainly due to a reduction in high-quality liquid assets (HQLA) reflecting lower cash and balances with central banks, partially offset by a decrease in expected net cash outflows, mainly related to non-operational deposits.

We monitor the LCR in Swiss francs and in all other significant currencies to manage any currency mismatches between HQLA and the net expected cash outflows in times of stress. During the first quarter of 2015, UBS was compliant with FINMA liquidity requirements.

è	Refer to the “Treasury management” section of our Annual Report 2014 for more information on high-quality liquid assets (previously referred to as “liquidity asset buffer”)

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Liquidity and funding management

Liquidity coverage ratio

The liquidity coverage ratio (LCR) measures the short-term resilience of a bank’s liquidity profile by comparing whether sufficient high-quality liquid assets (HQLA) are available to survive the expected net cash outflows from a significant liquidity stress scenario, as defined by the relevant regulator. Therefore, the LCR is a key metric used by banks and regulators within a liquidity management framework.

Components of LCR

The LCR consists of the following main components:

1  Capped at 75% of expected cash outflows

High-quality liquid assets

HQLA must be easily and immediately convertible into cash at little or no loss of value, especially during a time of stress. HQLA are assets which are of low risk and are unencumbered. Further characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing on a developed and recognized exchange, an active and sizeable market and low volatility. Based on these characteristics, HQLA are categorized as Level 1 (primarily central bank reserves and government bonds) or Level 2 (primarily US and European agency bonds as well as non-financial corporate covered bonds). Level 2 assets are subject to regulatory haircuts and caps.

Expected cash outflows and inflows

Expected cash outflows and cash inflows are calculated on the basis of balance sheet and off-balance sheet information, as well as stress events, such as outflows from non-contractual obligations or rating downgrades. These data are categorized and weighted depending on the expected effect of a liquidity stress scenario, as defined by the relevant regulator, over a thirty - calendar-day horizon. Expected cash inflows can be taken into account up to a cap of 75% of the expected cash outflows. The main categories are described below.

The weighting of cash outflows and inflows is prescribed by FINMA, based on

Expected cash outflows within 30 days from

•	Retail deposits (e.g., saving accounts of private retail or wealth management customer)
•	Unsecured wholesale funding (e.g., current account of a non-financial corporate)
•	Secured wholesale funding (e.g., repurchase agreements and securities lending)
•	Derivatives and collateral (e.g., expected outflow due to rating downgrades)
•	Structured financing transactions (e.g., loss of funding on asset-backed securities)
•	Committed credit and liquidity facilities
•	Other contractual obligations (e.g., contractual interest payments)
•	Other contingent funding obligations (e.g., guarantees, letters of credit)

Expected cash inflows within 30 days from

•	Secured lending (e.g., reverse repurchase agreements, collateral swaps)
•	Inflows from fully performing exposures (e.g., loans and receivables)
•	Other cash inflows (e.g., derivatives transactions)

BIS guidance, and depends on criteria such as maturity, counterparty and industry type, stability of deposits, operational purpose of the balance for a client, covering of short positions, encumbrance, netting agreements, volatility and collateral requirements. Consequently, the same balance sheet item may result in a different outcome in the calculation of LCR. For example, a deposit from a financial corporate client has a higher expected cash outflow rate than a deposit of similar size from a non-financial corporate client, which in turn has a higher expected cash outflow rate than a deposit of similar size from a high net worth individual.

Regulatory requirements

The BIS requires an LCR of at least 100% by 2019, with a phase-in period starting from 2015. UBS, as a Swiss systemically relevant bank, has been required to maintain an LCR of at least 100% in total and for Swiss francs specifically since 1 January 2015. In a period of financial stress, FINMA may allow banks to use their HQLA and let their LCR temporarily fall below the minimum threshold of 100%. FINMA requires that the LCR as of the quarter-end is calculated based on the 3-month average of the LCR components.

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Risk and treasury management

Liquidity coverage ratio – High-quality liquid assets

	Average 1Q15				As of 31.3.15
CHF billion	Level 1 weighted liquidity value[1]	Level 2 weighted liquidity value[1]	Total weighted liquidity value[1]	Total carrying value	Total carrying value
Cash and balances with central banks	112	0	112	112	94
Securities recognized as financial investments available-for-sale	46	5	51	52	63
Securities received as collateral	16	4	20	21	21
Total	174	9	183	185	178

1  Calculated after the application of haircuts and, where applicable, caps on level 2 assets.

Liquidity coverage ratio – Net cash outflows

		Average 1Q15
CHF billion		Unweighted value	Weighted value[1]

Cash outflows
2	Retail deposits and deposits from small business customers	210	25
3	of which: stable deposits	33	1
4	of which: less stable deposits	177	24
5	Unsecured wholesale funding	202	132
6	of which: operational deposits (all counterparties)	34	9
7	of which: non-operational deposits (all counterparties)	158	113
8	of which: unsecured debt	10	10
9	Secured wholesale funding		38
10	Additional requirements:	155	53
11	of which: outflows related to derivatives and other transactions	106	40
12	of which: outflows related to loss of funding on debt products[1]	1	1
13	of which: committed credit and liquidity facilities	48	12
14	Other contractual funding obligations	10	9
15	Other contingent funding obligations	209	9
16	Total cash outflows		266

Cash inflows
17	Secured lending	190	55
18	Inflows from fully performing exposures	64	34
19	Other cash inflows	27	27
20	Total cash inflows	281	116
22	Net cash outflows		150

1  Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on cash inflows.    2  Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, special purpose entities (conduits), securities investment vehicles and other such financing facilities.

Liquidity coverage ratio

		Weighted value[1]
CHF billion, except where indicated		Average 1Q15	31.12.14[2]
1, 21	High-quality liquid assets	183	188
22	Net cash outflows	150	152
23	LCR (%)	122	123

1  Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on level 2 assets and cash inflows.    2  Calculated on a pro-forma basis.

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Liquidity and funding management

Funding

Our outstanding long-term debt, including structured debt reported as financial liabilities designated at fair value, decreased by CHF 4 billion to CHF 135 billion as of 31 March 2015, mainly due to a decline in financial liabilities designated at fair value due to currency effects. Long-term debt excluding structured debt, which comprises both senior and subordinated debt and is presented within Debt issued on the balance sheet, increased by CHF 1 billion to CHF 65 billion as of 31 March 2015. Senior debt includes both publicly and privately placed notes and bonds, as well as covered bonds and Swiss Pfandbriefe.

During the first quarter of 2015, we continued to raise medium and long-term funds through medium-term note programs and private placements and through Swiss Pfandbriefe issuances. In addition, during the first quarter of 2015, UBS Group AG issued additional tier 1 perpetual capital notes in an amount equivalent to CHF 3.5 billion consisting of three tranches: i) EUR 1.0 billion, low-trigger loss-absorbing notes with a coupon of 5.75% fixed rate initially and a first call option in 7 years, ii) USD 1.25 billion high-trigger loss-absorbing notes with a coupon of 7.125% fixed rate initially and a first call option in 5 years and iii) USD 1.25 billion low-trigger loss-absorbing notes with a coupon of 7% fixed rate initially and a first call option in 10 years. Furthermore, UBS AG issued senior unsecured bonds in an amount equivalent to CHF 4.7 billion composed of four USD tranches, two of which were fixed rate (3-year 1.8% coupon and 5-year 2.35% coupon) and two were floating rate notes with tenors of 18 months and 3 years. In the same period, a USD 1.5 billion 3-year 1.875% fixed rate covered bond and a USD 1.2 billion 5-year 3.875% fixed-rate senior unsecured bond matured. Our short-term interbank deposits, presented as Due to banks on the balance sheet, together with our outstanding short-term debt, decreased by CHF 5 billion, predominantly driven by net maturities in money market paper issued.

On 16 March 2015, Moody’s published its new bank rating methodology, and announced rating actions affecting more than 1,000 of more than 1,900 rated global banking entities. As a result UBS AG’s long-term and short-term senior debt ratings were placed under review for a possible downgrade by one notch from A2 to A3 and Prime-1 to Prime-2, respectively. UBS AG’s long-term deposit ratings were placed under review for a possible upgrade by one notch from A2 to A1, while the short-term rating of Prime-1 was unchanged.

Net stable funding ratio

The net stable funding ratio (NSFR) will require banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The NSFR framework intends to limit over-reliance on short-term wholesale funding, to encourage better assessment of funding risk across all on and off-balance sheet items, and to promote funding stability. NSFR consists of two components, the available stable funding (ASF) and the required stable funding (RSF). ASF is defined as the portion of capital and liabilities expected to be available over the period of one year. RSF is a function of the maturity, encumbrance and other characteristics of assets held and off-balance sheet exposures. The BIS NSFR regulatory framework requires a ratio of at least 100% as of 2018. In February 2015, FINMA issued new guidance related to NSFR test reporting. For the first quarter pro-forma disclosure, the same guidance as per 31 December 2014 has been applied. Our estimated pro-forma NSFR remained at 106% compared with 31 December 2014.

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Risk and treasury management

Pro-forma net stable funding ratio

CHF billion, except where indicated	31.3.15	31.12.14
Available stable funding	363	372
Required stable funding	343	352
NSFR (%)	106	106

Funding by product and currency

	All currencies		All currencies[1]		CHF[1]		EUR[1]		USD[1]		Others[1]
CHF billion	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14	31.3.15	31.12.14
Securities lending	9.7	9.2	1.4	1.3	0.0	0.1	0.3	0.2	0.9	0.9	0.2	0.2
Repurchase agreements	14.2	11.8	2.1	1.7	0.0	0.0	0.7	0.4	0.6	0.5	0.8	0.8
Due to banks	10.3	10.5	1.5	1.5	0.4	0.4	0.1	0.1	0.6	0.5	0.4	0.5
Short-term debt issued[2]	23.0	27.4	3.4	4.0	0.1	0.2	0.2	0.3	2.6	3.1	0.5	0.4
Retail savings/deposits	154.3	156.4	22.8	22.7	13.4	13.4	0.8	0.8	8.5	8.5	0.0	0.0
Demand deposits	182.7	186.7	27.0	27.1	8.0	7.9	5.1	5.3	10.1	10.0	3.8	3.9
Fiduciary deposits	10.2	14.8	1.5	2.1	0.1	0.1	0.2	0.5	1.0	1.2	0.2	0.4
Time deposits	51.9	52.3	7.7	7.6	1.3	1.3	0.2	0.2	3.9	3.8	2.2	2.3
Long-term debt issued[3]	135.2	139.1	20.0	20.2	2.5	2.6	5.3	5.5	10.4	10.2	1.8	1.9
Cash collateral payables on derivative instruments	47.1	42.4	6.9	6.1	0.3	0.3	3.3	2.6	2.6	2.4	0.8	0.8
Prime brokerage payables	39.1	38.6	5.8	5.6	0.0	0.0	1.0	0.7	4.1	4.0	0.7	0.9
Total	677.7	689.2	100.0	100.0	26.1	26.2	17.2	16.7	45.2	45.1	11.5	12.0

1  As a percentage of total funding sources.    2   Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    3  Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

85

Capital management

Capital management

Our fully applied common equity tier 1 (CET1) capital1 increased by CHF 0.6 billion to CHF 29.6 billion as of 31 March 2015 and our fully applied CET1 capital ratio increased 0.3 percentage points to 13.7%. On a phase-in basis, our CET1 capital decreased by CHF 2.1 billion to CHF 40.8 billion and our CET1 capital ratio decreased 0.8 percentage points to 18.6%. Risk-weighted assets remained stable at CHF 216 billion on a fully applied basis and decreased slightly by CHF 2 billion to CHF 219 billion on a phase-in basis. Our Swiss SRB leverage ratio increased 0.5 percentage points to 4.6% on a fully applied basis and 0.2 percentage points to 5.6% on a phase-in basis. During the first quarter of 2015, UBS Group AG issued additional tier 1 capital notes equivalent to CHF 3.5 billion.

1  Unless otherwise indicated, all information in this section is based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB).

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Risk and treasury management

Swiss SRB Basel III capital framework

UBS is considered a systemically relevant bank (SRB) under Swiss banking law, and both UBS Group and UBS AG on a consolidated basis, as well as UBS AG on a standalone basis, are required to comply with regulations based on the Basel III framework as applicable for Swiss SRB. All our capital disclosures therefore focus on Swiss SRB Basel III capital information. Differences between Swiss SRB and BIS Basel III capital information on a UBS Group level are outlined in the subsection “Differences between Swiss SRB and BIS Basel III capital.”

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and includes prudential filters for the calculation of capital. These prudential filters consist mainly of capital deductions for deferred tax assets (DTA) recognized for tax loss carry-forwards and effects related to defined benefit plans. As these filters are being phased in between 2014 and 2018, their effects are gradually factored into our calculations of capital, risk-weighted assets (RWA) and capital ratios on a phase-in basis and are entirely reflected in our capital, RWA and capital ratios on a fully applied basis.

Effective January 2015, we deduct from our phase-in CET1 capital 40% (in 2014: 20%) of DTA recognized for tax loss carry-forwards and 40% (in 2014: 20%) of the effects related to defined benefit plans. These effects consist of: (i) the cumulative difference between IAS 19 (revised) accounting applied under IFRS and fully applied Basel III CET1 calculations versus a pro-forma IAS 19 treatment applied for Basel III CET1 phase-in calculations and (ii) the Swiss defined benefit plan under IAS 19 (revised). In addition, the difference between fully applied and phase-in RWA related to the adoption of IAS 19 (revised) is reduced by 40% (in 2014: 20%).

Based on current FINMA regulations, capital instruments that were treated as hybrid tier 1 capital and as tier 2 capital under the Basel 2.5 framework are being phased out under Basel III between 2013 and 2019. On a phase-in basis, our capital and capital ratios include the applicable portion of these capital instruments not yet phased out. Our capital and capital ratios on a fully applied basis do not include these capital instruments.

Capital requirements

As of 31 March 2015, our total capital requirement was 13.2% of our RWA compared with 11.1% as of 31 December 2014. This increase was due to the phase-in of capital requirements according to the Swiss Capital Adequacy Ordinance. The requirement as of 31 March 2015 consisted of: (i) base capital of 4.5% of RWA, (ii) buffer capital of 5.3% of RWA, of which 0.2% was attributable to the countercyclical buffer capital requirement and (iii) progressive buffer capital of 3.4% of RWA. We satisfied the base and buffer capital requirements, including the countercyclical buffer, through our CET1 capital. In addition, since 31 March 2015, high-trigger loss-absorbing capital has been included in the buffer capital. Low-trigger loss-absorbing capital satisfied the progressive buffer capital requirement.

National regulators can put in place a countercyclical buffer requirement of up to 2.5% of RWA for credit exposures in their jurisdiction. The Swiss Federal Council activated a countercyclical buffer requirement of 1% of RWA for mortgage loans on residential property in Switzerland effective 30 September 2013. In January 2014, this requirement was increased to 2%, effective 30 June 2014.

Our requirement for the progressive buffer is dynamic and depends on our leverage ratio denominator (LRD) and our market share in the loans and deposits business in Switzerland. The progressive buffer requirement for 2019 currently stands at 5.4%, reflecting our LRD as of 31 December 2013 and market share information for 2013 provided by FINMA in July 2014. We expect our 2019 requirement to be reduced to 4.5%, due to our planned further reduction of the LRD related to the implementation of our strategy and future expected changes in the market share calculation. This would result in a total capital ratio requirement of  17.5% in 2019. Furthermore, banks governed under the Swiss SRB framework are eligible for an additional capital rebate on the progressive buffer if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of an impending insolvency. We have announced and started implementing a series of measures intended to improve our resolvability. These measures include the establishment of UBS Group AG as the holding company of UBS Group, setting up a new banking subsidiary in Switzerland, introducing a revised business and operating model for UBS Limited and implementing an intermediate holding company in the US. We expect that the Group will qualify for a rebate on the progressive buffer capital requirement applicable to Swiss systemically relevant banks, which should result in lower overall capital requirements for the Group. FINMA has confirmed that our proposed measures are in principle suitable to warrant a rebate, although the amount and timing of any such rebate will depend on the actual execution of these measures and can therefore only be specified once all measures are implemented.

Similar to the other capital component requirements, the progressive buffer requirement is phased in gradually until 2019. As of 31 March 2015, the progressive buffer requirement was 3.4% compared with 2.5% as of 31 December 2014.

è	Refer to the “Recent developments” section of this report for more information

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Capital management

Swiss SRB Basel III capital information (UBS Group)

Capital information disclosures in this section focus on UBS Group AG (consolidated). Relevant information for UBS AG (consolidated) is provided in the section “Swiss SRB Basel III capital information (UBS AG consolidated).”

Swiss SRB Basel III available capital versus capital requirements (phase-in)

	Capital ratio (%)				Capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]		Requirement	Actual[2,3]
	31.3.15		31.3.15	31.12.14	31.3.15	31.3.15	31.12.14
Base capital (common equity tier 1 capital)	4.5		4.5	4.0	9,871	9,871	8,835
Buffer capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	5.3	[4]	15.3	15.4	11,611	33,528	34,027
of which: effect of countercyclical buffer	0.2		0.2	0.1	369	369	322
Progressive buffer capital (low-trigger loss-absorbing capital)	3.4		5.2	5.2	7,403	11,377	11,398
Phase-out capital (tier 2 capital)			0.9	0.9		1,976	2,050
Total	13.2		25.9	25.5	28,885	56,752	56,310

1  Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS Group of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3  Since 31 March 2015, high-trigger loss-absorbing capital (LAC) has been included in the buffer capital. As of 31 December 2014, high-trigger LAC was included in the progressive buffer capital.    4  CET1 capital can be substituted by high-trigger LAC up to 2.3% in 2015.

Swiss SRB Basel III capital information

	Phase-in		Fully applied
CHF million, except where indicated	31.3.15	31.12.14	31.3.15	31.12.14
Tier 1 capital	43,801	42,863	33,515	29,408
of which: common equity tier 1 capital	40,779	42,863	29,566	28,941
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	1,684	0	1,684	467
of which: additional tier 1 capital (low-trigger loss-absorbing capital)	1,339	0	2,266	0
Tier 2 capital	12,950	13,448	10,975	11,398
of which: high-trigger loss-absorbing capital	936	946	936	946
of which: low-trigger loss-absorbing capital	10,038	10,451	10,038	10,451
of which: phase-out capital	1,976	2,050
Total capital	56,752	56,310	44,490	40,806
Common equity tier 1 capital ratio (%)	18.6	19.4	13.7	13.4
Tier 1 capital ratio (%)	20.0	19.4	15.5	13.6
Total capital ratio (%)	25.9	25.5	20.6	18.9
Risk-weighted assets	219,358	220,877	216,385	216,462

Capital ratios

In the first quarter of 2015, our fully applied CET1 capital ratio increased 0.3 percentage points to 13.7%, mainly resulting from a CHF 0.6 billion increase in our fully applied CET1 capital. On a phase-in basis, our CET1 capital ratio decreased 0.8 percentage points to 18.6%, due to a decrease of CHF 2.1 billion in phase-in CET1 capital, partly offset by a CHF 1.5 billion decrease in phase-in RWA.

Our tier 1 capital ratio increased 1.9 percentage points to 15.5% on a fully applied basis and 0.6 percentage points to 20.0% on a phase-in basis. Both increases were mainly due to the issuances of AT1 capital in February 2015, in the form of high-trigger loss-absorbing notes with a nominal amount of USD 1.25 billion, and low-trigger loss-absorbing notes with a nominal amount of USD 1.25 billion and EUR 1.0 billion, respectively. In addition to the CET1 capital ratio trigger, our loss-absorbing capital instruments would be written down if FINMA determined that a write-down were necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary to ensure UBS’s viability.

è	Refer to the “Liquidity and funding management” section of this report for more information

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Our fully applied and phase-in total capital ratios increased 1.7 percentage points to 20.6% and 0.4 percentage points to 25.9%, respectively, in the first quarter of 2015.

Post-stress CET1 capital ratio

Subject to maintaining our target of a fully applied CET1 capital ratio of at least 13% and our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%, we are targeting a total payout ratio of at least 50% of net profit attributable to UBS shareholders. As of 31 March 2015, our post-stress CET1 capital ratio exceeded the 10% objective.

è	Refer to the “Capital management” and “Risk factors” sections of our Annual Report 2014 for more information on our post-stress CET1 capital ratio

Eligible capital

Tier 1 capital

Our tier 1 capital consists of CET1 capital and AT1 capital. An analysis of our tier 1 capital movement in the first quarter of 2015 is provided in the table “Swiss SRB Basel III capital movement.”

Our CET1 capital mainly consists of share capital, share premium (which consists primarily of additional paid-in capital related to shares issued) and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the table “Reconciliation IFRS equity to Swiss SRB Basel III capital.”

During the first quarter of 2015, our fully applied CET1 capital increased by CHF 0.6 billion to CHF 29.6 billion, mainly reflecting the operating profit before tax in the first quarter, partly offset by accruals for capital returns to shareholders and negative foreign currency translation effects. Our phase-in CET1 capital decreased by CHF 2.1 billion to CHF 40.8 billion, mainly due to the additional phase-in effect of capital deductions, which increased from 20% to 40% effective 1 January 2015, and accruals for capital returns to shareholders, partly offset by the operating profit before tax in the first quarter.

Our AT1 capital increased to CHF 3.9 billion from CHF 0.5 billion on a fully applied basis and to CHF 3.0 billion from zero on a phase-in basis, both reflecting the aforementioned issuances of AT1 capital notes. The difference between the fully applied and phase-in AT1 capital increases mainly related to the deduction for goodwill from phase-in AT1 capital.

Tier 2 capital

During the first quarter of 2015, our fully applied tier 2 capital decreased by CHF 0.4 billion to CHF 11.0 billion. On a phase-in basis, our tier 2 capital decreased by CHF 0.5 billion to CHF 13.0 billion. These decreases were both mainly due to negative foreign currency translation effects.

As of 31 March 2015, low-trigger loss-absorbing capital accounted for approximately CHF 10.0 billion of tier 2 capital and consisted of one euro-denominated and four US dollar-denominated subordinated notes with a write-down threshold set at a 5% phase-in CET1 capital ratio. Furthermore, our tier 2 capital included high-trigger loss-absorbing capital of approximately CHF 0.9 billion, as outstanding deferred contingent capital plan (DCCP) awards granted for the performance years 2012 and 2013 continue to qualify as tier 2 loss-absorbing capital, with a write-down threshold set at a 7% phase-in CET1 capital ratio, or 10% with respect to awards granted to members of the Group Executive Board for the performance year 2013. In addition, our loss-absorbing capital instruments would be written down if FINMA determined that a write-down were necessary to ensure UBS’s viability, or if UBS received a commitment of governmental support that FINMA determined to be necessary to ensure UBS’s viability.

The remainder of tier 2 capital on a phase-in basis of approximately CHF 2.0 billion consisted of outstanding tier 2 instruments which will be phased out by 2019, based on current FINMA regulations.

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Swiss SRB Basel III capital movement

CHF billion	Phase-in	Fully applied
Common equity tier 1 capital as of 31.12.14	42.9	28.9
Movements during the first quarter of 2015:
Operating profit/(loss) before tax	2.6	2.6
Own credit related to financial liabilities designated at fair value and replacement value, net of tax	(0.3)	(0.3)
Deferred tax assets recognized for tax loss carry-forwards, additional phase-in effect as of 1.1.15 (from 20% to 40%)	(1.6)
Deferred tax assets recognized for tax loss carry-forwards	(0.2)
Deferred tax assets on temporary differences	(0.2)
Current tax effect	(0.2)	(0.2)
Defined benefit plans, additional phase-in effect as of 1.1.15 (from 20% to 40%)	(0.8)
Defined benefit plans	(0.1)	(0.1)
Foreign currency translation effects	(0.3)	(0.4)
Compensation and own shares-related capital components (including share premium)	(0.4)	(0.4)
Other[1]	(0.8)	(0.7)
Total movement	(2.1)	0.6
Common equity tier 1 capital as of 31.3.15	40.8	29.6
Additional tier 1 capital as of 31.12.14	0.0	0.5
Movements during the first quarter of 2015:
Issuance of high-trigger loss-absorbing capital	1.2	1.2
Issuance of low-trigger loss-absorbing capital	2.3	2.3
Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital	(0.5)
Total movement	3.0	3.5
Additional tier 1 capital as of 31.3.15	3.0	3.9
Tier 2 capital as of 31.12.14	13.4	11.4
Movements during the first quarter of 2015:
Foreign currency translation effects and other	(0.5)	(0.4)
Total movement	(0.5)	(0.4)
Tier 2 capital as of 31.3.15	13.0	11.0
Total capital as of 31.3.15	56.8	44.5
Total capital as of 31.12.14	56.3	40.8

1  Includes accruals for capital returns to shareholders.

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Reconciliation IFRS equity to Swiss SRB Basel III capital

	Phase-in		Fully applied
CHF million	31.3.15	31.12.14	31.3.15	31.12.14
Equity attributable to UBS Group AG shareholders	52,359	50,608	52,359	50,608
Equity attributable to non-controlling interests in UBS AG	1,370	1,702	1,370	1,702
Equity attributable to preferred noteholders and other non-controlling interests	1,928	2,058	1,928	2,058
Total IFRS equity	55,656	54,368	55,656	54,368
Equity attributable to preferred noteholders and other non-controlling interests	(1,928)	(2,058)	(1,928)	(2,058)
Defined benefit plans (before phase-in, as applicable)[1]	3,404	3,997	(887)	0
Defined benefit plans, 40% phase-in	(1,716)	(799)
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)[2]			(7,467)	(8,047)
Deferred tax assets recognized for tax loss carry-forwards, 40% phase-in	(2,991)	(1,605)
Deferred tax assets on temporary differences, excess over threshold	0	0	(307)	(604)
Goodwill, net of tax, less hybrid capital and loss-absorbing capital[3]	(2,570)	(3,010)	(6,426)	(6,687)
Intangible assets, net of tax	(392)	(410)	(392)	(410)
Unrealized (gains)/losses from cash flow hedges, net of tax	(2,171)	(2,156)	(2,171)	(2,156)
Compensation and own shares-related capital components (not recognized in net profit)	(1,282)	(1,219)	(1,282)	(1,219)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(130)	136	(130)	136
Unrealized gains related to financial investments available-for-sale, net of tax	(413)	(384)	(413)	(384)
Prudential valuation adjustments	(128)	(123)	(128)	(123)
Consolidation scope	(77)	(88)	(77)	(88)
Other[4]	(4,483)	(3,786)	(4,483)	(3,786)
Common equity tier 1 capital	40,779	42,863	29,566	28,941
Hybrid capital subject to phase-out	2,929	3,210
High-trigger loss-absorbing capital	1,684	467	1,684	467
Low-trigger loss-absorbing capital	2,266	0	2,266	0
Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital	(3,855)	(3,677)
Additional tier 1 capital	3,022	0	3,949	467
Tier 1 capital	43,801	42,863	33,515	29,408
Tier 2 capital	12,950	13,448	10,975	11,398
Total capital	56,752	56,310	44,490	40,806

1  Phase-in number net of tax, fully applied number pre-tax.    2  Includes the reversal of deferred tax assets recognized for tax loss carry-forwards (CHF 688 million) related to the cumulative IAS 19R retained earnings implementation effect. It also includes the reversal of CHF 187 million deferred tax liabilities related to the net defined benefit plans and post-employment assets of CHF 887 million for the Swiss plan as of 31 March 2015 which do not count as Basel III capital.    3  Includes goodwill related to significant investments in financial institutions of CHF 366 million.    4  Includes the net charge for the compensation-related increase in high-trigger loss-absorbing capital for tier 2 and additional tier 1 capital, accruals in 2014 for capital returns to shareholders of CHF 2.8 billion and other items.

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Additional capital information

In order to ensure the consistency and comparability of regulatory capital instruments disclosures for all market participants, BIS and FINMA Basel III Pillar 3 rules require banks and banking groups to disclose the main features of eligible capital instruments and their terms and conditions. This information is available in the “Bondholder information” section of our Investor Relations website.

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group and UBS AG on a consolidated and on a standalone basis

In order to fulfill the BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements, a full reconciliation of all regulatory capital elements to the published IFRS balance sheet is disclosed in the “Pillar 3, SEC filings & other disclosures” section of our Investor Relations website. Details as of 31 December 2014 were disclosed in the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014.

è	Refer to the “Pillar 3, SEC filings & other disclosures” section at www.ubs.com/investors

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the scope under IFRS and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation, the list of significant subsidiaries included in this scope and details on entities that are treated differently under the regulatory and the IFRS scope of consolidation as of 31 December 2014 are available in the “Financial information” section of our Annual Report 2014.

è

Refer to “Note 1 Summary of significant accounting policies” and “Note 30 Interests in subsidiaries and other entities” and “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” in the “Financial information” section of our Annual Report 2014 for more information

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 16 Provisions and contingent liabilities” to our consolidated financial statements. For this purpose, we have used the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 3.6 billion as of 31 March 2015. Because this estimate is based upon historical data for the relevant risk categories, it does not constitute a subjective assessment of UBS’s actual exposures in those matters and does not take into account any provisions recognized for those matters. For this reason, and because some of those matters are not expected to be resolved within the next 12 months, any possible losses that we may incur with respect to those matters may be materially more or materially less than this estimated amount.

è	Refer to “Note 16 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Sensitivity to currency movements

Group Asset and Liability Management (Group ALM) is mandated with the task of minimizing adverse effects from changes in currency rates on our fully applied CET1 capital and capital ratios. A significant portion of our Basel III capital and RWA is denominated in US dollars, euros, British pounds and other foreign currencies. In order to hedge the CET1 capital ratio, CET1 capital needs to have foreign currency exposure, leading to currency sensitivity of CET1 capital. As a consequence, it is not possible to simultaneously fully hedge the capital and the capital ratio. As the proportion of RWA denominated in foreign currencies outweighs the

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capital in these currencies, a significant appreciation of the Swiss franc against these currencies could benefit our Basel III capital ratios, while a significant depreciation of the Swiss franc against these currencies could adversely affect our Basel III capital ratios. The Group Asset and Liability Management Committee (Group ALCO), a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the fully applied CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and the capital ratio to a ±10% change in the value of the Swiss franc against other currencies.

The currency mix of our capital also affects the sensitivity of our leverage ratios to foreign exchange movements. When adjusting the currency mix in capital, potential effects on the leverage ratios are taken into account.

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased fully applied CET1 capital by CHF 1,013 million as of 31 March 2015 (31 December 2014: CHF 1,007 million) and would have reduced the fully applied CET1 capital ratio by 15 basis points (31 December 2014: 17 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced fully applied CET1 capital by CHF 917 million (31 December 2014: CHF 911 million) and increased the fully applied CET1 capital ratio by 15 basis points (31 December 2014: 17 basis points). The above-mentioned estimated effects do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Differences between Swiss SRB and BIS Basel III capital

Our Swiss SRB Basel III and BIS Basel III capital is the same on both a fully applied and a phase-in basis, except for two specific items. First, under Swiss SRB rules, the amount of our tier 2 high-trigger loss-absorbing capital, in the form of awards under our 2012 and 2013 DCCP, was higher by CHF 464 million than under BIS rules as of 31 March 2015. Second, a portion of unrealized gains on financial investments available-for-sale, totaling CHF 221 million as of 31 March 2015, was recognized as tier 2 capital under BIS Basel III rules, but not under Swiss SRB regulations.

Differences between Swiss SRB and BIS Basel III capital information

As of 31.3.15	Phase-in			Fully applied
CHF million, except where indicated	Swiss SRB	BIS	Differences Swiss SRB versus BIS	Swiss SRB	BIS	Differences Swiss SRB versus BIS
Tier 1 capital	43,801	43,801	0	33,515	33,515	0
of which: common equity tier 1 capital	40,779	40,779	0	29,566	29,566	0
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	1,684	1,684	0	1,684	1,684	0
of which: additional tier 1 capital (low-trigger loss-absorbing capital)	1,339	1,339	0	2,266	2,266	0
Tier 2 capital	12,950	12,708	242	10,975	10,732	242
of which: high-trigger loss-absorbing capital	936	473	464	936	473	464
of which: low-trigger loss-absorbing capital	10,038	10,038	0	10,038	10,038	0
of which: phase-out capital and other tier 2 capital	1,976	2,197	(221)		221	(221)
Total capital	56,752	56,509	242	44,490	44,248	242
Common equity tier 1 capital ratio (%)	18.6	18.6	0.0	13.7	13.7	0.0
Tier 1 capital ratio (%)	20.0	20.0	0.0	15.5	15.5	0.0
Total capital ratio (%)	25.9	25.8	0.1	20.6	20.4	0.1
Risk-weighted assets	219,358	219,358	0	216,385	216,385	0

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Swiss SRB Basel III capital information (UBS AG consolidated)

Capital information disclosures in this section focus on UBS AG (consolidated) and differences between UBS Group AG (consolidated) and UBS AG (consolidated).

Swiss SRB Basel III available capital versus capital requirements (phase-in) – UBS AG (consolidated)

	Capital ratio (%)			Capital
CHF million, except where indicated	Requirement[1]	Actual[2]		Requirement	Actual[2]
	31.3.15	31.3.15	31.12.14	31.3.15	31.3.15	31.12.14
Base capital (common equity tier 1 capital)	4.5	4.5	4.0	9,872	9,872	8,846
Buffer capital (common equity tier 1 capital)	5.3	14.6	15.9	11,612	31,937	35,244
of which: effect of countercyclical buffer	0.2	0.2	0.1	369	369	322
Progressive buffer capital (low-trigger loss-absorbing capital)	3.4	4.6	4.7	7,404	10,038	10,451
Phase-out capital (tier 2 capital)		0.9	0.9		1,976	2,050
Total	13.2	24.5	25.6	28,888	53,823	56,591

1  Prior to the implementation of the Basel III framework, FINMA also defined a total capital ratio target for UBS AG consolidated of 14.4% which is effective until the Swiss SRB Basel III transitional capital requirement exceeds a total capital ratio of 14.4%.    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.

Swiss SRB Basel III capital information – UBS AG (consolidated)

	Phase-in				Fully applied
CHF million, except where indicated	31.3.15		31.12.14		31.3.15	31.12.14
Tier 1 capital	41,808	[1]	44,090	[1]	31,725	30,805
of which: common equity tier 1 capital	41,808		44,090		31,725	30,805
Tier 2 capital	12,014		12,501		10,038	10,451
of which: low-trigger loss-absorbing capital	10,038		10,451		10,038	10,451
of which: phase-out capital	1,976		2,050
Total capital	53,823		56,591		41,763	41,257
Common equity tier 1 capital ratio (%)	19.1		19.9		14.6	14.2
Tier 1 capital ratio (%)	19.1		19.9		14.6	14.2
Total capital ratio (%)	24.5		25.6		19.3	19.0
Risk-weighted assets	219,376		221,150		216,893	217,158

1  Includes additional tier 1 capital in the form of hybrid instruments, which was entirely offset by the required deductions for goodwill.

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Differences between UBS Group AG (consolidated) and UBS AG (consolidated)

As of 31 March 2015, fully applied total capital of UBS AG (consolidated) was CHF 2.7 billion lower than for UBS Group AG (consolidated), reflecting CHF 3.9 billion lower AT1 capital and CHF 0.9 billion lower tier 2 capital, partly offset by CHF 2.2 billion higher CET1 capital.

The difference of CHF 2.2 billion in fully applied CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG following the transfer of the grantor function for the Group’s employee deferred compensation plans from UBS AG to UBS Group AG in 2014.

The difference of CHF 3.9 billion in fully applied AT1 capital relates to the aforementioned issuances of AT1 capital notes on a UBS Group AG level, as well as CHF 0.5 billion of high-trigger loss-absorbing DCCP awards granted to eligible employees for the performance year 2014.

The difference of CHF 0.9 billion in tier 2 capital relates to 2012 and 2013 DCCP awards held at the UBS Group AG level.

Differences in RWA between UBS Group AG (consolidated) and UBS AG (consolidated) were not material as of 31 March 2015.

è

Refer to “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the transfer of the grantor function for the Group’s employee deferred compensation plans

Swiss SRB Basel III capital information (UBS Group vs UBS AG consolidated)

As of 31.3.15	Phase-in			Fully applied
	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
CHF million, except where indicated
Tier 1 capital	43,801	41,808	1,993	33,515	31,725	1,791
of which: common equity tier 1 capital	40,779	41,808	(1,030)	29,566	31,725	(2,159)
of which: additional tier 1 capital (high-trigger loss-absorbing capital)	1,684	0	1,684	1,684	0	1,684
of which: additional tier 1 capital (low-trigger loss-absorbing capital)	1,339	0	1,339	2,266	0	2,266
Tier 2 capital	12,950	12,014	936	10,975	10,038	936
of which: high-trigger loss-absorbing capital	936	0	936	936	0	936
of which: low-trigger loss-absorbing capital	10,038	10,038	0	10,038	10,038	0
of which: phase-out capital and other tier 2 capital	1,976	1,976	0	0	0	0
Total capital	56,752	53,823	2,929	44,490	41,763	2,727
Common equity tier 1 capital ratio (%)	18.6	19.1	(0.5)	13.7	14.6	(0.9)
Tier 1 capital ratio (%)	20.0	19.1	0.9	15.5	14.6	0.9
Total capital ratio (%)	25.9	24.5	1.3	20.6	19.3	1.3
Risk-weighted assets	219,358	219,376	(18)	216,385	216,893	(508)

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Reconciliation IFRS equity to Swiss SRB Basel III capital (UBS Group vs UBS AG consolidated)

As of 31.3.15	Phase-in			Fully applied
CHF million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Equity attributable to shareholders	52,359	53,815	(1,456)	52,359	53,815	(1,456)
Equity attributable to non-controlling interests in UBS AG	1,370	0	1,370	1,370	0	1,370
Equity attributable to preferred noteholders and other non-controlling interests	1,928	1,928	0	1,928	1,928	0
Total IFRS equity	55,656	55,742	(86)	55,656	55,742	(86)
Equity attributable to preferred noteholders and other non-controlling interests	(1,928)	(1,928)	0	(1,928)	(1,928)	0
Defined benefit plans (before phase-in, as applicable)	3,404	3,404	0	(887)	(887)	0
Defined benefit plans, 40% phase-in	(1,716)	(1,716)	0
Deferred tax assets recognized for tax loss carry-forwards (before phase-in, as applicable)				(7,467)	(7,461)	(6)
Deferred tax assets recognized for tax loss carry-forwards, 40% phase-in	(2,991)	(2,991)	0
Deferred tax assets on temporary differences, excess over threshold				(307)	(111)	(196)
Goodwill, net of tax, less hybrid capital and loss-absorbing capital	(2,570)	(3,497)	927	(6,426)	(6,426)	0
Intangible assets, net of tax	(392)	(392)	0	(392)	(392)	0
Unrealized (gains)/losses from cash flow hedges, net of tax	(2,171)	(2,171)	0	(2,171)	(2,171)	0
Compensation and own shares-related capital components (not recognized in net profit)	(1,282)	0	(1,282)	(1,282)	0	(1,282)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(130)	(130)	0	(130)	(130)	0
Unrealized gains related to financial investments available-for-sale, net of tax	(413)	(413)	0	(413)	(413)	0
Prudential valuation adjustments	(128)	(128)	0	(128)	(128)	0
Consolidation scope	(77)	(77)	0	(77)	(77)	0
Other	(4,483)	(3,895)	(588)	(4,483)	(3,895)	(588)
Common equity tier 1 capital	40,779	41,808	(1,030)	29,566	31,725	(2,159)
Hybrid capital subject to phase-out	2,929	2,929	0
High-trigger loss-absorbing capital	1,684	0	1,684	1,684	0	1,684
Low-trigger loss-absorbing capital	2,266	0	2,266	2,266	0	2,266
Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital	(3,855)	(2,929)	(927)
Additional tier 1 capital	3,022	0	3,022	3,949	0	3,949
Tier 1 capital	43,801	41,808	1,993	33,515	31,725	1,791
Tier 2 capital	12,950	12,014	936	10,975	10,038	936
Total capital	56,752	53,823	2,929	44,490	41,763	2,727

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Risk and treasury management

Risk-weighted assets (UBS Group)

Our risk-weighted assets (RWA) under BIS Basel III are the same as under Swiss SRB Basel III. Furthermore, RWA on a fully applied basis are the same as on a phase-in basis, except for differences related to the adoption of IAS 19 (revised) Employee Benefits, which are phased in between 2014 and 2018, and DTA on temporary differences (excess over threshold).

On a fully applied basis, net defined benefit-related assets/liabilities are determined in accordance with IAS 19 (revised), and any net defined benefit asset that is recognized is deducted from CET1 capital rather than being risk weighted. On a phase-in basis, defined benefit-related assets/liabilities are determined in accordance with the previous IAS 19 requirements (corridor method), and any net defined benefit asset that is recognized is risk weighted at 100%.

On a fully applied basis, DTA on temporary differences that exceed the threshold are deducted from our CET1 capital and are therefore not risk weighted. On a phase-in basis, DTA on temporary differences are below the threshold due to the higher capital base. Therefore all DTA on temporary differences are risk weighted at 250%.

Due to the aforementioned differences, as of 31 March 2015, our phase-in RWA were CHF 3.0 billion higher than our fully applied RWA, entirely attributable to non-counterparty-related risk RWA.

In the first quarter of 2015, RWA remained virtually unchanged at CHF 216.4 billion on a fully applied basis and decreased by CHF 1.5 billion to CHF 219.4 billion on a phase-in basis. Detailed RWA information is presented in the tables “Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units” on the following pages.

è	Refer to the “Corporate Center” section of this report for more information on risk-weighted assets of Corporate Center – Non-core and Legacy Portfolio

Credit risk

Credit risk RWA decreased by CHF 0.7 billion to CHF 107.9 billion as of 31 March 2015 compared with CHF 108.6 billion as of 31 December 2014. Credit risk RWA decreased by CHF 1.1 billion in Corporate Center – Non-core and Legacy Portfolio, by CHF 1.1 billion in the Investment Bank and by CHF 0.5 billion in Global Asset Management, partly offset by an increase of CHF 1.6 billion in Retail & Corporate.

The decrease of CHF 1.1 billion in the Corporate Center – Non-core and Legacy Portfolio was mainly due to foreign currency effects and the unwinding of derivative trades.

Credit risk RWA in the Investment Bank decreased by CHF 1.1 billion, mainly due to foreign currency effects, the repayment of loans and the termination of loan facilities, partially offset by higher derivative exposures.

The decrease of CHF 0.5 billion in Global Asset Management was mainly due to redemptions of seed capital and a reduction in short-term loans to clients.

Credit risk RWA in Retail & Corporate increased by CHF 1.6 billion, mainly due to increased multipliers on Swiss residential mortgages.

Non-counterparty-related risk

Non-counterparty-related risk RWA remained unchanged at CHF 14.6 billion on a fully applied basis and decreased by CHF 1.5 billion to CHF 17.6 billion on a phase-in basis. The decrease on a phase-in basis was mainly due to decreases in DTA on temporary differences and net defined benefit assets.

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Market risk

Market risk RWA decreased by CHF 1.4 billion to CHF 15.1 billion, mainly due to a decrease of CHF 0.5 billion relating to risks-not-in-VaR (RniV), a decrease of CHF 0.3 billion relating to value-at-risk (VaR) and a decrease of CHF 0.3 billion relating to the incremental risk charge (IRC).

è	Refer to “Market risk” in the “Risk management and control” section of this report for more information

Operational risk

Operational risk RWA increased by CHF 2.0 billion to CHF 78.7 billion as of 31 March 2015. The parameters of our advanced measurement approach model used for the calculation of operational risk capital were updated in the first quarter of 2015 following the annual quantitative and qualitative review, resulting in a CHF 2.0 billion increase in operational risk RWA.

è	Refer to “Operational risk” in the “Risk management and control” section of this report for more information

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Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units

	31.3.15
CHF billion	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA	Total capital require- ment[1]
Credit risk	12.6	8.4	33.0	2.5	33.9	1.2	4.6	11.7	107.9	14.2
Advanced IRB approach	8.7	2.9	31.2	1.3	30.1	0.1	1.7	8.6	84.6	11.1
Sovereigns[2]	0.0	0.0	0.1	0.0	0.5	0.0	0.3	0.1	1.0	0.1
Banks[2]	0.0	0.0	1.2	0.0	4.3	0.1	0.9	1.1	7.6	1.0
Corporates[2]	0.5	0.3	15.0	0.0	21.5	0.0	0.5	2.7	40.4	5.3
Retail	7.6	2.4	13.6	0.0	0.0	0.0	0.0	0.0	23.6	3.1
Other[3]	0.6	0.2	1.3	1.3	3.8	0.0	0.0	4.7	11.9	1.6
Standardized approach	3.9	5.5	1.8	1.3	3.9	1.1	2.9	3.1	23.3	3.1
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.1	0.4	0.1	0.1	0.2	0.0	0.6	0.2	1.8	0.2
Corporates	1.0	3.3	0.3	1.1	2.2	0.9	1.4	1.3	11.6	1.5
Central counterparties[2]	0.0	0.0	0.0	0.0	1.2	0.0	0.9	0.1	2.1	0.3
Retail	2.1	1.7	0.1	0.0	0.0	0.0	0.0	0.0	4.0	0.5
Other[3]	0.5	0.1	1.3	0.0	0.3	0.1	0.0	1.4	3.7	0.5
Non-counterparty-related risk	0.5	0.2	1.1	0.1	0.2	15.6	0.0	0.0	17.6	2.3
Market risk	0.0	1.1	0.0	0.0	11.6	(4.7)[4]	3.2	3.9	15.1	2.0
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.5	(1.3)	0.7	0.6	1.7	0.2
Stressed value-at-risk (SVaR)	0.0	0.4	0.0	0.0	3.3	(2.2)	1.3	1.1	4.0	0.5
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	4.4	0.0	0.1	1.0	5.4	0.7
Incremental risk charge (IRC)	0.0	0.5	0.0	0.0	2.2	(1.3)	1.1	0.2	2.7	0.4
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.9	1.1	0.2
Operational risk	12.9	12.3	1.5	0.9	18.5	12.4	0.1	20.1	78.7	10.4
of which: incremental RWA[5]	5.5	1.7	0.5	0.0	1.2	6.0	0.0	2.6	17.5	2.3
Total RWA, phase-in	26.0	21.9	35.6	3.5	64.2	24.5	7.9	35.7	219.4	28.9
Phase-out items[6]	0.3	0.2	1.0	0.1	0.2	1.2	0.0	0.0	3.0
Total RWA, fully applied	25.7	21.8	34.6	3.5	64.1	23.2	7.9	35.7	216.4

1  Calculated based on our Swiss SRB Basel III total capital requirement of 13.2% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  Corporate Center – Services market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5   Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.    6  Phase-out items are entirely related to non-counterparty-related risk RWA.

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Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units (continued)

	31.12.14
CHF billion	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA	Total capital require- ment[1]
Credit risk	12.3	8.7	31.4	3.0	35.0	1.1	4.3	12.8	108.6	12.1
Advanced IRB approach	8.2	3.0	29.8	1.5	29.3	0.2	4.2	10.2	86.3	9.6
Sovereigns[2]	0.0	0.0	0.1	0.0	0.7	0.0	0.4	0.1	1.3	0.1
Banks[2]	0.0	0.0	1.1	0.0	3.7	0.1	1.7	1.4	8.1	0.9
Corporates[2]	0.4	0.0	15.4	0.0	21.0	0.0	2.0	2.3	41.1	4.6
Retail	7.1	2.9	11.9	0.0	0.0	0.0	0.0	0.0	21.9	2.4
Other[3]	0.6	0.1	1.3	1.5	3.9	0.1	0.0	6.4	13.9	1.5
Standardized approach	4.1	5.7	1.7	1.5	5.7	0.9	0.1	2.6	22.3	2.5
Sovereigns	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
Banks	0.2	0.9	0.1	0.1	0.2	0.1	0.5	0.3	2.4	0.3
Corporates	1.1	3.0	0.3	1.4	1.8	0.8	1.2	1.0	10.6	1.2
Central counterparties[2]	0.0	0.0	0.0	0.0	0.7	0.0	0.8	0.0	1.5	0.2
Retail	2.2	1.7	0.1	0.0	0.0	0.0	0.0	0.0	4.0	0.4
Other[3]	0.5	0.1	1.1	0.0	3.0	0.0	(2.5)	1.3	3.6	0.4
Non-counterparty-related risk	0.6	0.2	1.4	0.1	0.3	16.4	0.0	0.0	19.1	2.1
Market risk	0.0	1.0	0.0	0.0	13.6	(4.5)[4]	2.7	3.6	16.5	1.8
Value-at-risk (VaR)	0.0	0.2	0.0	0.0	1.8	(1.0)	0.5	0.5	2.0	0.2
Stressed value-at-risk (SVaR)	0.0	0.5	0.0	0.0	4.0	(2.4)	1.2	0.8	4.1	0.5
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	5.0	0.0	0.1	0.9	5.9	0.7
Incremental risk charge (IRC)	0.0	0.3	0.0	0.0	2.5	(1.1)	1.0	0.4	3.0	0.3
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	0.3	0.0	0.0	1.0	1.3	0.1
Operational risk	12.9	11.9	1.6	0.8	18.1	12.1	0.1	19.3	76.7	8.5
of which: incremental RWA[5]	5.5	1.7	0.5	0.0	1.2	6.0	0.0	2.6	17.5	1.9
Total RWA, phase-in	25.8	21.9	34.4	3.9	67.0	25.1	7.1	35.7	220.9	24.6
Phase-out items[6]	0.4	0.2	1.4	0.1	0.2	2.1	0.0	0.0	4.4
Total RWA, fully applied	25.4	21.7	33.1	3.8	66.7	23.0	7.1	35.7	216.5

1  Calculated based on our Swiss SRB Basel III total capital requirement of 11.1% of RWA.    2  Includes stressed expected positive exposures.    3  Includes securitization/re-securitization exposures in the banking book, equity exposures in the banking book according to the simple risk weight method, credit valuation adjustments, settlement risk and business transfers.    4  Corporate Center – Services market risk RWA were negative as this included the effect of portfolio diversification across businesses.    5   Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.    6  Phase-out items are entirely related to non-counterparty-related risk RWA.

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Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units (continued)

	31.3.15 vs 31.12.14
CHF billion	Wealth Manage- ment	Wealth Manage- ment Americas	Retail & Corporate	Global Asset Manage- ment	Invest- ment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Total RWA
Credit risk	0.3	(0.3)	1.6	(0.5)	(1.1)	0.1	0.3	(1.1)	(0.7)
Advanced IRB approach	0.5	(0.1)	1.4	(0.2)	0.8	(0.1)	(2.5)	(1.6)	(1.7)
Sovereigns	0.0	0.0	0.0	0.0	(0.2)	0.0	(0.1)	0.0	(0.3)
Banks	0.0	0.0	0.1	0.0	0.6	0.0	(0.8)	(0.3)	(0.5)
Corporates	0.1	0.3	(0.4)	0.0	0.5	0.0	(1.5)	0.4	(0.7)
Retail	0.5	(0.5)	1.7	0.0	0.0	0.0	0.0	0.0	1.7
Other	0.0	0.1	0.0	(0.2)	(0.1)	(0.1)	0.0	(1.7)	(2.0)
Standardized approach	(0.2)	(0.2)	0.1	(0.2)	(1.8)	0.2	2.8	0.5	1.0
Sovereigns	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Banks	(0.1)	(0.5)	0.0	0.0	0.0	(0.1)	0.1	(0.1)	(0.6)
Corporates	(0.1)	0.3	0.0	(0.3)	0.4	0.1	0.2	0.3	1.0
Central counterparties	0.0	0.0	0.0	0.0	0.5	0.0	0.1	0.1	0.6
Retail	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.0	0.0	0.2	0.0	(2.7)	0.1	2.5	0.1	0.1
Non-counterparty-related risk	(0.1)	0.0	(0.3)	0.0	(0.1)	(0.8)	0.0	0.0	(1.5)
Market risk	0.0	0.1	0.0	0.0	(2.0)	(0.2)	0.5	0.3	(1.4)
Value-at-risk (VaR)	0.0	0.0	0.0	0.0	(0.3)	(0.3)	0.2	0.1	(0.3)
Stressed value-at-risk (SVaR)	0.0	(0.1)	0.0	0.0	(0.7)	0.2	0.1	0.3	(0.1)
Add-on for risks-not-in-VaR	0.0	0.0	0.0	0.0	(0.6)	0.0	0.0	0.1	(0.5)
Incremental risk charge (IRC)	0.0	0.2	0.0	0.0	(0.3)	(0.2)	0.1	(0.2)	(0.3)
Comprehensive risk measure (CRM)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securitization/re-securitization in the trading book	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	(0.2)
Operational risk	0.0	0.4	(0.1)	0.1	0.4	0.3	0.0	0.8	2.0
of which: incremental RWA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total RWA, phase-in	0.2	0.0	1.2	(0.4)	(2.8)	(0.6)	0.8	0.0	(1.5)
Phase-out items	(0.1)	0.0	(0.4)	0.0	0.0	(0.9)	0.0	0.0	(1.4)
Total RWA, fully applied	0.3	0.1	1.5	(0.3)	(2.6)	0.2	0.8	0.0	(0.1)

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Leverage ratio framework

The Swiss SRB leverage ratio is calculated by dividing the sum of period-end CET1, AT1 and other loss-absorbing capital by the three-month average total adjusted exposure (leverage ratio denominator), which consists of IFRS on-balance sheet assets and off-balance sheet items, based on the regulatory scope of consolidation and adjusted for the netting of derivatives, the current exposure method (CEM) add-on for derivatives and other items.

The “Swiss SRB leverage ratio requirements (phase-in)” table in this section shows our total leverage ratio requirement, as well as the requirements by capital components and our actual leverage ratio information. As of 31 March 2015, our CET1 capital covered the leverage ratio requirements for the base and buffer capital components. In addition, since 31 March 2015, high-trigger loss-absorbing capital has been included in the buffer capital component. Low-trigger loss-absorbing capital satisfied our leverage ratio requirement for the progressive buffer component.

    The Swiss SRB leverage ratio requirement is equal to 24% of the capital ratio requirements (excluding the countercyclical buffer requirement). As of 31 March 2015, the effective total leverage ratio requirement was 3.1%, resulting from multiplying the total capital ratio requirement (excluding the countercyclical buffer requirement) of 13.0% by 24%.

On 1 January 2015, the FINMA circular “Leverage ratio – banks,” which revised the way the leverage ratio denominator (LRD) is calculated in order to be aligned with the rules issued by the BIS in January 2014, came into effect. Under BIS Basel III rules, only CET1 and AT1 capital are included in the numerator, whereas under Swiss SRB rules, other loss-absorbing capital is included. The key differences in the LRD are shown in the table on the next page, together with an indication of the expected overall effect on the LRD. We have elected to remain subject to the current Swiss SRB-based requirement during a one-year transition period.

    Also, on 1 January 2015, disclosure requirements for the leverage ratio in accordance with BIS Basel III regulations came into effect in Switzerland. Starting in the first quarter of 2015, we disclose BIS Basel III leverage ratio information in line with FINMA disclosure requirements. During the aforementioned transition period, we additionally disclose a pro-forma measure of the Swiss SRB leverage ratio using a denominator based on the BIS Basel III definition, referred to as the supplemental leverage ratio.

More detailed BIS Basel III leverage ratio information is available in the document “UBS Group AG (consolidated) BIS Basel III leverage ratio information” in the section “UBS Group AG and UBS AG Financial reporting – Quarterly reporting” of our Investor Relations website at www.ubs.com/investors.

102

Risk and treasury management

Key differences between the Swiss SRB and BIS Basel III leverage ratio denominator

103

Capital management

Leverage ratio information (UBS Group)

Swiss SRB leverage ratio

As of 31 March 2015, our fully applied total Swiss SRB leverage ratio was 4.6%, an increase of 0.5 percentage points compared with 31 December 2014. This increase mainly reflects the aforementioned increases in CET1 and AT1 capital, coupled with a decrease in the LRD. On a phase-in basis, our total Swiss SRB leverage ratio was 5.6%, an increase of 0.2 percentage points compared with 31 December 2014, mainly due to a decrease in the LRD.

The LRD decreased by CHF 23 billion to CHF 982 billion on a phase-in basis. This decrease was mainly related to off-balance sheet assets which declined by CHF 12 billion reflecting the exclusion, on a prospective basis from the first quarter of 2015, of uncommitted securities-based lending credit lines in Wealth Management Americas, following the reassessment that we are not committed to make payments under these contracts, and a decrease in unused credit facilities. In addition, the current exposure method (CEM) add-on for derivatives decreased by CHF 7 billion, in line with ongoing trade novations primarily in Corporate Center – Non-core and Legacy Portfolio, resulting in lower notional values. Average on-balance sheet assets increased by CHF 3 billion, primarily due to higher positive replacement values, partly offset by the higher netting of derivative exposures.

From a divisional perspective, the decrease was mainly attributable to exposure decreases of CHF 9 billion in Corporate Center – Non-core and Legacy Portfolio, CHF 7 billion in Wealth Management Americas, CHF 5 billion in Corporate Center – Group Asset and Liability Management and CHF 4 billion in Wealth Management, partly offset by exposure increases of CHF 6 billion in the Investment Bank.

è	Refer to the “Corporate Center” section of this report for more information on exposures held in Corporate Center – Non-core and Legacy Portfolio
è	Refer to the “Balance sheet” section of this report for more information on balance sheet movements

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)				Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]		Actual[2,3]		Requirement	Actual[2,3]
	31.3.15		31.3.15	31.12.14	31.3.15	31.3.15	31.12.14
Base capital (common equity tier 1 capital and high-trigger loss-absorbing capital)	1.1		1.1	1.0	10,608	10,608	9,647
Buffer capital (common equity tier 1 capital)	1.2	[4]	3.3	3.3	12,082	32,791	33,216
Progressive buffer capital (low-trigger loss-absorbing capital)	0.8		1.2	1.1	7,956	11,377	11,398
Total	3.1		5.6	5.4	30,646	54,776	54,260

1  Requirements for base capital (24% of 4.5%), buffer capital (24% of 5.1%) and progressive buffer capital (24% of 3.4%).    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.    3  Since 31 March 2015, high-trigger loss-absorbing capital (LAC) has been included in the buffer capital. As of 31 December 2014, high-trigger LAC was included in the progressive buffer capital.    4  CET1 capital can be substituted by high-trigger LAC up to 0.5% in 2015.

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Swiss SRB leverage ratio

CHF million, except where indicated	Average 1Q15	Average 4Q14
Total on-balance sheet assets[1]	1,042,252	1,038,836
Netting of securities financing transactions	(7,726)	(6,141)
Netting of derivative exposures	(187,919)	(184,265)
Current exposure method (CEM) add-on for derivative exposures	56,023	63,385
Off-balance sheet items	76,896	88,750
of which: commitments and guarantees – unconditionally cancellable (10%)	10,085	17,212
of which: commitments and guarantees – other than unconditionally cancellable (100%)	66,811	71,538
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	17,625	19,184
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(14,903)	(14,879)
Total adjusted exposure (leverage ratio denominator), phase-in2	982,249	1,004,869
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(5,315)	(7,047)
Total adjusted exposure (leverage ratio denominator), fully applied[2]	976,934	997,822

	As of
	31.3.15	31.12.14
Common equity tier 1 capital (phase-in)	40,779	42,863
Loss-absorbing capital (phase-in)	13,997	11,398
Common equity tier 1 capital including loss-absorbing capital	54,776	54,260
Swiss SRB leverage ratio phase-in (%)	5.6	5.4

	As of
	31.3.15	31.12.14
Common equity tier 1 capital (fully applied)	29,566	28,941
Loss-absorbing capital (fully applied)	14,924	11,865
Common equity tier 1 capital including loss-absorbing capital	44,490	40,806
Swiss SRB leverage ratio fully applied (%)	4.6	4.1

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

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Capital management

Swiss SRB leverage ratio denominator by business divisions and Corporate Center units

	Average 1Q15
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services		CC – Group ALM	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	118.3	53.8	143.8	3.4	307.9	19.2		232.5	163.4	1,042.3
Netting of securities financing transactions	0.0	(0.2)	0.0	0.0	(1.8)	0.0		(5.8)	0.0	(7.7)
Netting of derivative exposures	(0.1)	0.0	(0.9)	0.0	(89.8)	0.0		4.4	(101.6)	(187.9)
Current exposure method (CEM) add-on for derivative exposures	1.4	0.0	0.8	0.0	34.8	0.0		0.1	19.0	56.0
Off-balance sheet items	8.8	2.4	19.9	0.0	42.3	0.0		0.0	3.5	76.9
of which: commitments and guarantees – unconditionally cancellable (10%)	5.1	1.4	3.2	0.0	0.2	0.0		0.0	0.0	10.1
of which: commitments and guarantees – other than unconditionally cancellable (100%)	3.6	1.0	16.6	0.0	42.1	0.0		0.0	3.5	66.8
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	5.9	0.2	0.0	10.5	0.8	0.0		0.2	0.0	17.6
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(14.9)				(14.9)
Total adjusted exposure (leverage ratio denominator), phase-in2	134.2	56.3	163.7	14.0	294.2	4.3		231.4	84.2	982.2
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(5.3)				(5.3)
Total adjusted exposure (leverage ratio denominator), fully applied[2]	134.2	56.3	163.7	14.0	294.2	(1.0)	[3]	231.4	84.2	976.9

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.    3   Deduction items for UBS Group AG are allocated to CC – Services as the majority of the relevant assets are reported in CC – Services. As not all underlying assets are reported in CC – Services, the LRD is negative.

	Average 4Q14
CHF billion	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services		CC – Group ALM	CC – Non-core and Legacy Portfolio	Total LRD
Total on-balance sheet assets[1]	121.0	54.1	143.8	3.7	290.8	19.2		236.6	169.6	1,038.8
Netting of securities financing transactions	0.0	0.0	0.0	0.0	(2.1)	0.0		(4.0)	0.0	(6.1)
Netting of derivative exposures	(0.2)	0.0	(0.3)	0.0	(81.3)	0.0		3.4	(105.9)	(184.3)
Current exposure method (CEM) add-on for derivative exposures	1.3	0.0	1.1	0.0	35.5	0.0		0.0	25.3	63.4
Off-balance sheet items	9.5	9.0	21.2	0.0	44.5	0.0		0.0	4.4	88.7
of which: commitments and guarantees – unconditionally cancellable (10%)	5.5	8.0	3.4	0.0	0.3	0.0		0.0	0.0	17.2
of which: commitments and guarantees – other than unconditionally cancellable (100%)	4.0	1.0	17.8	0.0	44.2	0.0		0.0	4.4	71.5
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	6.6	0.2	0.1	11.2	0.9	0.0		0.2	0.0	19.2
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)						(14.9)				(14.9)
Total adjusted exposure (leverage ratio denominator), phase-in2	138.3	63.3	165.9	14.9	288.3	4.5		236.3	93.4	1,004.9
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)						(7.0)				(7.0)
Total adjusted exposure (leverage ratio denominator), fully applied[2]	138.3	63.3	165.9	14.9	288.3	(2.6)	[3]	236.3	93.4	997.8

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.    3   Deduction items for UBS Group AG are allocated to CC – Services as the majority of the relevant assets are reported in CC – Services. As not all underlying assets are reported in CC – Services, the LRD is negative.

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Risk and treasury management

BIS Basel III leverage ratio

As of 31 March 2015, our total BIS Basel III leverage ratio was 3.4% on a fully applied basis and 4.4% on a phase-in basis. The BIS Basel III leverage ratio denominator (LRD) was CHF 991 billion on a fully applied basis and CHF 996 billion on a phase-in basis.

è

Refer to the document “UBS Group AG (consolidated) BIS Basel III leverage ratio information” in the section “UBS Group AG and UBS AG Financial reporting – Quarterly reporting” of our Investor Relations website at www.ubs.com/investors for more information on our BIS Basel III leverage ratio in line with FINMA disclosure requirements

BIS Basel III leverage ratio

CHF million, except where indicated	31.3.15

Phase-in
BIS Basel III tier 1 capital	43,801
BIS total exposures (leverage ratio denominator)	995,863
BIS Basel III leverage ratio (%)	4.4

Fully-applied
BIS Basel III tier 1 capital	33,515
BIS total exposures (leverage ratio denominator)	990,548
BIS Basel III leverage ratio (%)	3.4
Supplemental leverage ratio

The following table provides a pro-forma measure of the Swiss SRB leverage ratio using a denominator based on BIS Basel III rules.

Supplemental leverage ratio

CHF million, except where indicated	31.3.15

Phase-in
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital	54,776
BIS total exposures (leverage ratio denominator)	995,863
Supplemental leverage ratio (%)	5.5

Fully-applied
Swiss SRB Basel III common equity tier 1 capital including loss-absorbing capital	44,490
BIS total exposures (leverage ratio denominator)	990,548
Supplemental leverage ratio (%)	4.5

107

Capital management

Leverage ratio information (UBS AG consolidated)

As of 31 March 2015, both the fully applied and phase-in Swiss SRB leverage ratio of UBS Group AG (consolidated) was 0.3 percentage points higher than that of UBS AG (consolidated), mainly as CET1 capital including loss-absorbing capital of UBS Group AG

(consolidated) was CHF 2.7 billion and CHF 2.9 billion higher on a fully applied and phase-in basis, respectively. Differences in LRD between UBS Group AG (consolidated) and UBS AG (consolidated) were not material as of 31 March 2015.

Swiss SRB leverage ratio requirements (phase-in)

	Swiss SRB leverage ratio (%)			Swiss SRB leverage ratio capital
CHF million, except where indicated	Requirement[1]	Actual[2]		Requirement	Actual[2]
	31.3.15	31.3.15	31.12.14	31.3.15	31.3.15	31.12.14
Base capital (common equity tier 1 capital)	1.1	1.1	1.0	10,625	10,625	9,658
Buffer capital (common equity tier 1 capital)	1.2	3.2	3.4	12,101	31,183	34,432
Progressive buffer capital (low-trigger loss-absorbing capital)	0.8	1.0	1.0	7,969	10,038	10,451
Total	3.1	5.3	5.4	30,695	51,847	54,542

1  Requirements for base capital (24% of 4.5%), buffer capital (24% of 5.1%) and progressive buffer capital (24% of 3.4%).    2  Swiss SRB Basel III CET1 capital exceeding the base capital requirement is allocated to the buffer capital.

Swiss SRB leverage ratio (UBS Group vs UBS AG consolidated)

Average 1Q15
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total on-balance sheet assets[1]	1,042,252	1,042,555	(303)
Netting of securities financing transactions	(7,726)	(7,726)	0
Netting of derivative exposures	(187,919)	(187,919)	0
Current exposure method (CEM) add-on for derivative exposures	56,023	56,023	0
Off-balance sheet items	76,896	76,969	(73)
of which: commitments and guarantees – unconditionally cancellable (10%)	10,085	10,153	(68)
of which: commitments and guarantees – other than unconditionally cancellable (100%)	66,811	66,816	(5)
Assets of entities consolidated under IFRS but not in regulatory scope of consolidation	17,625	17,674	(49)
Items deducted from Swiss SRB tier 1 capital, phase-in (at period-end)	(14,903)	(13,754)	(1,149)
Total adjusted exposure (leverage ratio denominator), phase-in2	982,249	983,822	(1,573)
Additional items deducted from Swiss SRB tier 1 capital, fully applied (at period-end)	(5,315)	(5,113)	(202)
Total adjusted exposure (leverage ratio denominator), fully applied[2]	976,934	978,709	(1,775)

As of 31.3.15
Common equity tier 1 capital (phase-in)	40,779	41,808	(1,029)
Loss-absorbing capital (phase-in)	13,997	10,038	3,959
Common equity tier 1 capital including loss-absorbing capital	54,776	51,847	2,929
Swiss SRB leverage ratio phase-in (%)	5.6	5.3	0.3

As of 31.3.15
Common equity tier 1 capital (fully applied)	29,566	31,725	(2,159)
Loss-absorbing capital (fully applied)	14,924	10,038	4,886
Common equity tier 1 capital including loss-absorbing capital	44,490	41,763	2,727
Swiss SRB leverage ratio fully applied (%)	4.6	4.3	0.3

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations” section of our Annual Report 2014 for more information on the regulatory scope of consolidation.    2  In accordance with current Swiss SRB leverage ratio requirements, the leverage ratio denominator excludes forward starting repos, securities lending indemnifications and CEM add-ons for exchange-traded derivatives (ETD), both proprietary and agency transactions, and for OTC derivatives with a qualifying central counterparty.

108

Risk and treasury management

Equity attribution and return on attributed equity

The equity attribution framework reflects our objectives of maintaining a strong capital base and managing performance by guiding each business toward activities that appropriately balance profit potential, risk and capital usage. This framework, which includes some forward-looking elements, enables us to integrate Group-wide capital management activities with those at a business division level and to calculate and assess return on attributed equity (RoAE) for each of our business divisions.

Tangible equity is attributed to our business divisions by applying a weighted-driver approach that combines fully-applied Basel III capital requirements with internal models to determine the amount of capital required to cover each business division’s risk.

Risk-weighted assets (RWA) and leverage ratio denominator (LRD) usage are converted to their common equity tier 1 (CET1) equivalents based on capital ratios as targeted by industry peers. Risk-based capital (RBC) is converted to its CET1 equivalent based on a conversion factor that considers the amount of RBC exposure covered by loss-absorbing capital. In addition to tangible equity, we allocate equity to support goodwill and intangible assets as well as certain Basel III capital deduction items. The amount of equity attributed to all business divisions and Corporate Center corresponds to the amount we believe is required to maintain a strong capital base and to support our businesses adequately, and it can differ from the Group’s actual equity during a given period. Group items within the Corporate Center carry common equity not allocated to the business divisions. This includes equity required to align total attributed equity with Group capital targets, as well as attributed equity for PaineWebber goodwill and intangible assets, for centrally held risk-based capital items and for certain Basel III capital deduction items.

è	Refer to the “Risk management and control” section of this report and our Annual Report 2014 for more information on average tangible attributed equity and risk-based capital

Average total equity attributed to the business divisions and Corporate Center was CHF 45.1 billion in the first quarter of 2015, an increase of CHF 5.9 billion compared with the prior quarter. Since 1 January 2015, the equity attribution framework is based on fully applied Basel III capital requirements, rather than on phase-in requirements, to recognize the increased focus on fully applied capital. This change increased the equity required to underpin certain Basel III capital deductions, primarily related to deferred tax assets, which resulted in an increase in average attributed equity for centrally-held equity attribution items shown as Group items in Corporate Center. Attributed equity in Corporate Center – Non-core and Legacy Portfolio decreased, reflecting further reductions in projected consumption, mainly related to RWA and the LRD.

Average equity attributable to UBS Group AG shareholders increased to CHF 51.5 billion in the first quarter of 2015 from CHF 50.7 billion in the prior quarter. The difference between average equity attributable to UBS Group AG shareholders and average equity attributed to the business divisions and Corporate Center was CHF 6.4 billion in the first quarter of 2015 and results mainly from certain Basel III capital deduction items that are not included in the equity attribution framework. The decrease in the difference compared with the prior quarter is largely due to the increase of attributed equity following the abovementioned changes to the equity attribution framework.

The return on equity (RoE) for the Group increased to 15.4% in the first quarter of 2015 from 6.8% in the prior quarter largely due to an increase in net profit attributable to UBS Group AG shareholders. The Group’s RoE was lower than the average RoAE of the business divisions due to the marginally positive RoAE of the Corporate Center and the fact that more equity was attributable to UBS Group AG shareholders than the total equity attributed to the business divisions and Corporate Center.

109

Equity attribution and return on attributed equity

Average attributed equity

	For the quarter ended
CHF billion	31.3.15	31.12.14	31.3.14
Wealth Management	3.6	3.5	3.4
Wealth Management Americas	2.4	2.7	2.7
Retail & Corporate	4.0	4.0	4.2
Global Asset Management	1.7	1.7	1.7
Investment Bank	7.3	7.5	7.9
Corporate Center	26.1	19.8	21.3
of which: Group items	18.2	11.4	11.2
of which: Services	1.2	1.1	1.0
of which: Group ALM	3.4	3.3	3.1
of which: Non-core and Legacy Portfolio	3.3	4.0	6.0
Average equity attributed to the business divisions and Corporate Center	45.1	39.2	41.2
Difference	6.4	11.5	7.3
Average equity attributable to UBS Group AG shareholders	51.5	50.7	48.5

Return on attributed equity and return on equity 1

	For the quarter ended
In %	31.3.15	31.12.14	31.3.14
Wealth Management	105.7	73.8	72.8
Wealth Management Americas	42.2	31.3	35.9
Retail & Corporate	42.7	34.0	36.8
Global Asset Management	39.5	20.0	28.7
Investment Bank	42.4	12.4	21.5
UBS Group	15.4	6.8	8.7

1  Return on attributed equity shown for the business divisions and return on equity shown for UBS Group. Return on attributed equity for Corporate Center not shown as it is not meaningful.

110

Risk and treasury management

UBS shares

UBS Group AG shares

As of 31 March 2015, shares issued by UBS Group AG totaled 3,739,518,390 shares, reflecting an increase of 22,390,066 shares in the first quarter of 2015 due to the issuance of 21,325,250 shares out of authorized share capital, as further UBS AG shares were privately exchanged into UBS Group AG shares, and the issuance of 1,064,816 shares out of conditional capital upon exercise of employee share options.

For the purpose of acquiring UBS AG shares, UBS Group AG’s Board of Directors is authorized until 26 November 2016 to increase the share capital of the company. The maximum number of shares available as of 31 March 2015 to increase the share capital of UBS Group AG for this purpose totaled 106,325,456 registered shares.

UBS Group AG shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as global registered shares. Global registered shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. UBS Group AG shares are listed on the SIX Swiss Exchange (SIX) and the New York Stock Exchange (NYSE).

Treasury shares, which are primarily held to hedge employee share and option participation plans, decreased by 2,612,853 shares during the first quarter of 2015, totaling 85,258,884 shares as of 31 March 2015.

è	Refer to the “UBS Group – Changes to our legal structure” section of our Annual Report 2014 for more information on the establishment of UBS Group AG

UBS AG shares

As of 31 March 2015, shares issued by UBS AG totaled 3,844,560,913 shares, of which 8,714,477 were held as treasury shares, 3,738,235,457 were held by UBS Group AG and 97,610,979 were held by shareholders with a non-controlling interest.

The treasury shares and the shares held by shareholders with a non-controlling interest, totaling 106,325,456 shares on a combined basis, represent the UBS AG shares which were not exchanged into UBS Group AG shares as of 31 March 2015.

UBS AG shares are registered shares with a par value of CHF 0.10 per share. UBS AG shares were delisted from the NYSE on 17 January 2015. The shares are currently listed on the SIX. However, they will be delisted upon the completion of either a squeeze-out procedure according to the Swiss Stock Exchanges and Securities Trading Act or a squeeze-out merger of UBS AG into a subsidiary according to the Swiss Merger Act.

111

UBS shares

UBS shares

	UBS Group AG				UBS AG
	As of			% change from	As of			% change from
	31.3.15	31.12.14	31.3.14	31.12.14	31.3.15	31.12.14	31.3.14	31.12.14

Shares outstanding
Shares issued	3,739,518,390	3,717,128,324		1	3,844,560,913	3,844,560,913	3,843,383,192	0
Treasury shares	85,258,884	87,871,737		(3)	8,714,477	2,115,255	92,241,706	312
Shares outstanding	3,654,259,506	3,629,256,587		1	3,835,846,436	3,842,445,658	3,751,141,486	0
of which: held by UBS Group AG					3,738,235,457	3,716,910,207
of which: held by shareholders with a non-controlling interest					97,610,979	125,535,451

	UBS Group AG (consolidated)[1]				UBS AG (consolidated)
	As of or for the quarter ended			% change from	As of or for the quarter ended			% change from
	31.3.15	31.12.14	31.3.14	31.12.14	31.3.15	31.12.14	31.3.14	31.12.14

Earnings per share (CHF)[2]
Basic	0.54	0.24	0.28	125	0.53	0.24	0.28	121
Diluted	0.53	0.23	0.27	130	0.53	0.23	0.27	130

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	52,359	50,608	49,023	3	53,815	52,108	49,023	3
Less: goodwill and intangible assets[3]	6,342	6,564	6,211	(3)	6,507	6,785	6,211	(4)
Tangible equity attributable to UBS shareholders	46,017	44,044	42,812	4	47,308	45,323	42,812	4

Book value per share (CHF)
Total book value per share	14.33	13.94	13.07	3	14.03	13.56	13.07	3
Tangible book value per share	12.59	12.14	11.41	4	12.33	11.80	11.41	4

Market capitalization and share price
Share price (CHF)	18.32	17.09	18.26	7	18.30	16.45	18.26	11
Market capitalization (CHF million)[4]	68,508	63,526	70,180	8	70,355	63,243	70,180	11

1  As UBS Group AG (consolidated) is considered to be the continuation of UBS AG (consolidated), comparative information for 31 March 2014 is the same for both.    2  Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information on UBS Group AG (consolidated) EPS.    3  Goodwill and intangible assets used in the calculation of tangible equity attributable to UBS Group AG shareholders as of 31 March 2015 and 31 December 2014 have been adjusted to reflect the non-controlling interests in UBS AG as of that date.    4  Market capitalization is calculated based on the total shares issued multiplied by the share price at period end.

112

Risk and treasury management

Ticker symbols UBS Group AG

Trading exchange	SIX/NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG VX	UBSG.VX
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN			CH0244767585
Valoren			24 476 758
Cusip			CINS H42097 10 7

Ticker symbols UBS AG

Trading exchange	SIX	Bloomberg	Reuters
SIX Swiss Exchange	UBSN	UBSN SW	UBSN.S

Security identification codes
ISIN			CH0024899483
Valoren			2 489 948
Cusip			CINS H89231 33 8

113

114

Financial information Unaudited

	Interim consolidated financial statements UBS Group AG (unaudited)

117	Income statement
118	Statement of comprehensive income
120	Balance sheet
122	Statement of changes in equity
124	Statement of cash flows

126	1	Basis of accounting
127	2	Segment reporting
129	3	Net interest and trading income
130	4	Net fee and commission income
130	5	Other income
131	6	Personnel expenses
131	7	General and administrative expenses
131	8	Income taxes
132	9	Earnings per share (EPS) and shares outstanding
133	10	Fair value measurement
147	11	Derivative instruments
147	12	Offsetting financial assets and financial liabilities
150	13	Other assets and liabilities
151	14	Financial liabilities designated at fair value
151	15	Debt issued
152	16	Provisions and contingent liabilities
162	17	Guarantees, commitments and forward starting transactions
163	18	Changes in organization
164	19	Currency translation rates

	Interim consolidated financial information UBS AG (unaudited)

165	Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)
167	Key figures

Supplemental financial information (unaudited) for UBS Group AG (standalone), UBS AG (standalone) and UBS Limited (standalone)

UBS Group AG (standalone) financial information

170	Income statement
170	Balance sheet
170	Basis of accounting

UBS AG (standalone) financial information

171	Income statement
172	Balance sheet
172	Basis of accounting
173	Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital
173	Regulatory key figures

UBS Limited (standalone) financial information

174	Income statement
174	Statement of comprehensive income
175	Balance sheet
176	Basis of accounting
176	Capital information

Financial information

Interim consolidated financial statements

UBS Group AG (unaudited)

Income statement

		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Interest income	3	3,172	3,314	3,191	(4)	(1)
Interest expense	3	(1,535)	(1,447)	(1,620)	6	(5)
Net interest income	3	1,637	1,866	1,572	(12)	4
Credit loss (expense)/recovery		(16)	(60)	28	(73)
Net interest income after credit loss expense		1,621	1,807	1,600	(10)	1
Net fee and commission income	4	4,401	4,396	4,112	0	7
Net trading income	3	2,135	438	1,357	387	57
Other income	5	685	106	189	546	262
Total operating income		8,841	6,746	7,258	31	22
Personnel expenses	6	4,172	3,732	3,967	12	5
General and administrative expenses	7	1,713	2,369	1,679	(28)	2
Depreciation and impairment of property and equipment		221	219	199	1	11
Amortization and impairment of intangible assets		28	23	20	22	40
Total operating expenses		6,134	6,342	5,865	(3)	5
Operating profit/(loss) before tax		2,708	404	1,393	570	94
Tax expense/(benefit)	8	670	(515)	339		98
Net profit/(loss)		2,038	919	1,054	122	93
Net profit/(loss) attributable to preferred noteholders		0	31	0	(100)
Net profit/loss) attributable to non-controlling interests		61	29	0	110
Net profit/(loss) attributable to UBS Group AG shareholders		1,977	858	1,054	130	88

Earnings per share (CHF)
Basic	9	0.54	0.24	0.28	125	93
Diluted	9	0.53	0.23	0.27	130	96

117

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of comprehensive income

	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14

Comprehensive income attributable to UBS Group AG shareholders
Net profit/(loss)	1,977	858	1,054

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(803)	687	(176)
Foreign exchange amounts reclassified to the income statement from equity	0	2	0
Income tax relating to foreign currency translation movements	3	(1)	2
Subtotal foreign currency translation, net of tax	(799)	687	(174)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	216	148	88
Impairment charges reclassified to the income statement from equity	0	17	0
Realized gains reclassified to the income statement from equity	(117)	(68)	(43)
Realized losses reclassified to the income statement from equity	15	6	3
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(37)	(25)	(18)
Subtotal financial investments available-for-sale, net of tax	77	79	31
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	256	654	538
Net (gains)/losses reclassified to the income statement from equity	(237)	(329)	(268)
Income tax relating to cash flow hedges	(4)	(71)	(60)
Subtotal cash flow hedges, net of tax	14	254	210
Total other comprehensive income that may be reclassified to the income statement, net of tax	(708)	1,021	67

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	720	(814)	454
Income tax relating to defined benefit plans	(181)	162	(110)
Subtotal defined benefit plans, net of tax	539	(652)	344
Total other comprehensive income that will not be reclassified to the income statement, net of tax	539	(652)	344

Total other comprehensive income	(169)	368	411
Total comprehensive income attributable to UBS Group AG shareholders	1,808	1,226	1,465

118

Financial information

Statement of comprehensive income (continued)

	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14

Comprehensive income attributable to preferred noteholders
Net profit/(loss)	0	31	0
Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	11	(16)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	0	11	(16)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	11	(16)
Total comprehensive income attributable to preferred noteholders	0	42	(16)

Comprehensive income attributable to non-controlling interests
Net profit/(loss)	61	29	0

Other comprehensive income
Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(157)	78	(1)
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(157)	78	(1)
Gains/(losses) on defined benefit plans, before tax	15	(44)	0
Income tax relating to defined benefit plans	(4)	8	0
Subtotal defined benefit plans, net of tax	11	(36)	0
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(146)	42	(1)
Other comprehensive income that may be reclassified to the income statement
Other comprehensive income that may be reclassified to the income statement, before tax	5	5	0
Income tax relating to other comprehensive income that may be reclassified to the income statement	(1)	(2)	0
Other comprehensive income that may be reclassified to the income statement, net of tax	3	3	0
Total other comprehensive income that may be reclassified to the income statement, net of tax	3	3	0
Total other comprehensive income	(143)	45	(1)
Total comprehensive income attributable to non-controlling interests	(81)	74	(1)

Total comprehensive income
Net profit/(loss)	2,038	919	1,054
Other comprehensive income	(312)	424	394
of which: other comprehensive income that may be reclassified to the income statement	(705)	1,024	67
of which: other comprehensive income that will not be reclassified to the income statement	393	(599)	327
Total comprehensive income	1,726	1,343	1,448

119

Interim consolidated financial statements UBS Group AG (unaudited)

Balance sheet

				% change from
CHF million	Note	31.3.15	31.12.14	31.12.14

Assets
Cash and balances with central banks		68,854	104,073	(34)
Due from banks		13,261	13,334	(1)
Cash collateral on securities borrowed	12	26,755	24,063	11
Reverse repurchase agreements	12	79,811	68,414	17
Trading portfolio assets	10	132,990	138,156	(4)
of which: assets pledged as collateral which may be sold or repledged by counterparties		52,377	56,018	(6)
Positive replacement values	10, 11, 12	252,876	256,978	(2)
Cash collateral receivables on derivative instruments	12	34,550	30,979	12
Financial assets designated at fair value	10, 12	5,111	4,951	3
Loans		313,964	315,757	(1)
Financial investments available-for-sale	10	71,077	57,159	24
Investments in associates		950	927	2
Property and equipment		6,926	6,854	1
Goodwill and intangible assets		6,507	6,785	(4)
Deferred tax assets		10,146	11,060	(8)
Other assets	13	25,073	22,988	9
Total assets		1,048,850	1,062,478	(1)

120

Financial information

Balance sheet (continued)

				% change from
CHF million	Note	31.3.15	31.12.14	31.12.14

Liabilities
Due to banks		10,294	10,492	(2)
Cash collateral on securities lent	12	9,725	9,180	6
Repurchase agreements	12	14,159	11,818	20
Trading portfolio liabilities	10	30,132	27,958	8
Negative replacement values	10, 11, 12	250,861	254,101	(1)
Cash collateral payables on derivative instruments	12	47,076	42,372	11
Financial liabilities designated at fair value	10, 12, 14	70,124	75,297	(7)
Due to customers		399,113	410,207	(3)
Debt issued	15	88,052	91,207	(3)
Provisions	16	3,956	4,366	(9)
Other liabilities	13	69,702	71,112	(2)
Total liabilities		993,194	1,008,110	(1)

Equity
Share capital		374	372	1
Share premium		32,434	32,590	0
Treasury shares		(1,402)	(1,393)	1
Retained earnings		24,779	22,134	12
Other comprehensive income recognized directly in equity, net of tax		(3,826)	(3,093)	24
Equity attributable to UBS Group AG shareholders		52,359	50,608	3
Equity attributable to non-controlling interests		3,298	3,760	(12)
Total equity		55,656	54,368	2
Total liabilities and equity		1,048,850	1,062,478	(1)

121

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium[1]	Treasury shares	Retained earnings	Other comprehensive income recognized directly in equity, net of tax[2]
Balance as of 1 January 2014	384	33,906	(1,031)	20,608	(5,866)
Issuance of share capital	0
Acquisition of treasury shares			(819)
Disposal of treasury shares			385
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		24
Premium on shares issued and warrants exercised		(5)
Employee share and share option plans		(52)
Tax (expense)/benefit recognized in share premium		1
Dividends
Equity classified as obligation to purchase own shares		22
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				1,398	67
of which: Net profit/(loss)				1,054
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					67
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				344
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2014	384	33,896	(1,464)	22,006	(5,799)

Balance as of 1 January 2015	372	32,590	(1,393)	22,134	(3,093)
Issuance of share capital	0
Acquisition of treasury shares			(1,056)
Disposal of treasury shares			930
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(52)
Premium on shares issued and warrants exercised		8
Employee share and share option plans		(272)
Tax (expense)/benefit recognized in share premium		8
Dividends
Equity classified as obligation to purchase own shares		(1)
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period				2,516	(708)
of which: Net profit/(loss)				1,977
of which: Other comprehensive income that may be reclassified to the income statement, net of tax					(708)
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – defined benefit plans				539
of which: Other comprehensive income that will not be reclassified to the income statement, net of tax – foreign currency translation
Changes to legal structure/reorganization: Increase in UBS Group AG’s ownership interest in UBS AG	2	153	117	129	(25)
Balance as of 31 March 2015	374	32,434	(1,402)	24,779	(3,826)

1  In the first quarter of 2015, a presentational change was made to the statement of changes in equity. Equity classified as obligation to purchase own shares is now reported within Share premium. The prior period was restated.    2  Excludes defined benefit plans that are recorded directly in retained earnings.

122

Financial information

of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	Total equity attributable to UBS Group AG shareholders	Preferred noteholders	Non- controlling interests	Total equity
(7,425)	95	1,463	48,002	1,893	41	49,936
			0			0
			(819)			(819)
			385			385
			24			24
			(5)			(5)
			(52)			(52)
			1			1
			0		(4)	(4)
			22			22
			0	0		0
			0			0
			0			0
(174)	31	210	1,465	(16)	(1)	1,448
			1,054		0	1,054
(174)	31	210	67			67
			344			344
			0	(16)	(1)	(17)
(7,599)	126	1,673	49,023	1,877	36	50,937

(5,406)	228	2,084	50,608		3,760	54,368
			0			0
			(1,056)			(1,056)
			930			930
			(52)			(52)
			8			8
			(272)			(272)
			8			8
			0		(5)	(5)
			(1)			(1)
			0			0
			0			0
			0			0
(799)	77	14	1,808	0	(81)	1,726
			1,977		61	2,038
(799)	77	14	(708)		3	(705)
			539		11	550
			0		(157)	(157)
(39)	1	12	376		(376)	0
(6,244)	306	2,111	52,359	0	3,298	55,656

123

Interim consolidated financial statements UBS Group AG (unaudited)

Statement of cash flows

	Year-to-date
CHF million	31.3.15	31.3.14[1]

Cash flow from/(used in) operating activities
Net profit/(loss)	2,038	1,054
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	221	199
Amortization and impairment of intangible assets	28	20
Credit loss expense/(recovery)	16	(28)
Share of net profits of associates	(23)	(35)
Deferred tax expense/(benefit)	495	265
Net loss/(gain) from investing activities	(610)	(48)
Net loss/(gain) from financing activities	2,045	393
Other net adjustments	6,353	288
Net (increase)/decrease in operating assets and liabilities:
Due from/to banks	(93)	1,374
Cash collateral on securities borrowed and reverse repurchase agreements	(17,712)	8,070
Cash collateral on securities lent and repurchase agreements	3,895	7,904
Trading portfolio, replacement values and financial assets designated at fair value	140	1,482
Cash collateral on derivative instruments	3,003	(287)
Loans	(3,461)	(8,556)
Due to customers	(6,188)	(1,025)
Other assets, provisions and other liabilities	404	(1,102)
Income taxes paid, net of refunds	(36)	(81)
Net cash flow from/(used in) operating activities	(9,485)	9,886

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(38)	0
Disposal of subsidiaries, associates and intangible assets[2]	155	26
Purchase of property and equipment	(397)	(329)
Disposal of property and equipment	505	66
Net (investment in)/divestment of financial investments available-for-sale[3]	(19,823)	3,756
Net cash flow from/(used in) investing activities	(19,599)	3,519
1  In the first quarter of 2015, UBS refined its definition of cash and cash equivalents to exclude cash collateral receivables on derivatives with bank counterparties. Prior periods were restated. Refer to Note 1 for more information.    2  Includes dividends received from associates.    3  Includes gross cash inflows from sales and maturities (CHF 26,451 million for the three months ended 31 March 2015; CHF 32,567 million for the three months ended 31 March 2014) and gross cash outflows from purchases (CHF 46,274 million for the three months ended 31 March 2015; CHF 28,811 million for the three months ended 31 March 2014).

Table continues on the next page.

124

Financial Information

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	31.3.15	31.3.14[1]

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(3,584)	(5,032)
Net movements in treasury shares and own equity derivative activity	(673)	(755)
Issuance of long-term debt, including financial liabilities designated at fair value	16,414	8,306
Repayment of long-term debt, including financial liabilities designated at fair value	(13,592)	(9,061)
Dividends paid and repayments of preferred notes	0	(1)
Net changes of non-controlling interests	(6)	(4)
Net cash flow from/(used in) financing activities	(1,441)	(6,546)

Effects of exchange rate differences on cash and cash equivalents	(3,813)	(649)
Net increase/(decrease) in cash and cash equivalents	(34,338)	6,209
Cash and cash equivalents at the beginning of the year	116,715	99,580
Cash and cash equivalents at the end of the year	82,377	105,788

Cash and cash equivalents comprise:
Cash and balances with central banks	68,854	87,548
Due from banks	11,712	17,132
Money market paper[2]	1,811	1,109
Total[3]	82,377	105,788

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	2,536	2,690
Cash paid as interest	1,364	1,356
Cash received as dividends on equity investments, investment funds and associates[4]	479	554

1  In the first quarter of 2015, UBS refined its definition of cash and cash equivalents to exclude cash collateral receivables on derivatives with bank counterparties. Prior periods were restated. Refer to Note 1 for more information.    2  Money market paper is included on the balance sheet under Trading portfolio assets and Financial investments available-for-sale.     3  CHF 4,166 million and CHF 3,699 million of cash and cash equivalents were restricted as of 31 March 2015 and 31 March 2014, respectively. Refer to Note 25 in the Annual Report 2014 for more information.    4  Includes dividends received from associates reported within cash flow from/(used) investing activities.

125

Notes to the UBS Group AG interim consolidated financial statements

Notes to the UBS Group AG interim

consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS Group AG is incorporated. These interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2014, except for the changes described below. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2014. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to item 2 of “Note 1a) Significant accounting policies” of the Annual Report 2014.

New structure of the Corporate Center

As of 1 January 2015, Corporate Center – Core Functions was reorganized into two new units, Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM), each of which are reported separately. Comparative information was restated to reflect this change in presentation. The presentation of Corporate Center – Non-core and Legacy Portfolio was not affected by this change.

è	Refer to Note 2 for more information

Review of actuarial assumptions used in calculating the defined benefit obligation of the Swiss pension plan

UBS regularly reviews the actuarial assumptions used in calculating its defined benefit obligations to determine their continuing relevance. Following the Swiss National Bank’s actions on 15 January 2015 and the resulting impact on Swiss franc interest rates, in the first quarter of 2015, UBS carried out a detailed methodology review of the actuarial assumptions used in calculating its defined benefit obligation for its Swiss pension plan. As a result, UBS enhanced its methodology for estimating the discount rate by improving the construction of the yield curve where the market for long tenor maturities of Swiss high-quality corporate bonds was not sufficiently deep. Furthermore, UBS refined its approach to estimating the rate of salary increases, the rate of interest credit on retirement savings, the rate of employee turnover and the rate of employee disabilities. These improvements in estimates resulted in a net decrease in the defined benefit obligation of the Swiss pension plan of approximately CHF 2.0 billion. Together with the increase in the fair value of plan assets and partly offset by the effect of a decrease in the applicable discount rate, this resulted in the recognition of a net pension asset for the Swiss pension plan of approximately CHF 0.9 billion as of 31 March 2015, reflecting the estimated future economic benefits available to UBS.

Statement of cash flows – definition of cash and cash equivalents

In the first quarter of 2015, UBS refined its definition of cash and cash equivalents presented in the statement of cash flows to exclude cash collateral receivables on derivative instruments with bank counterparties. The refined definition is consistent with the treatment of these receivables in UBS’s liquidity and funding management framework and with liquidity and funding regulations, which became effective in the first quarter of 2015, and is considered to result in the presentation of more relevant information. Comparative period information was restated accordingly. As a result, cash and cash equivalents as of 31 December 2014, 31 March 2014 and 31 December 2013 were reduced by CHF 10,265 million, CHF 7,824 million and CHF 8,982 million, respectively. Additionally, for the quarter ended 31 March 2014, cash flows from operating activities increased by CHF 1,092 million and the loss from effects of exchange rate differences on cash and cash equivalents decreased by CHF 66 million.

126

Financial information

Note 2 Segment reporting

UBS‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Retail & Corporate, Global Asset Management and the Investment Bank, supported by the Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with the Corporate Center and its units, reflect the management structure of the Group. The non-core activities and positions formerly in the Investment Bank are managed and reported in the Corporate Center. Together with the Legacy Portfolio, these non-core activities and positions are reported as a separate reportable segment within the Corporate Center as Non-core and Legacy Portfolio. Financial information about the five business divisions and the Corporate Center (with its units) is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” within the context of IFRS 8 Operating Segments.

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Internal charges and transfer pricing adjustments are reflected in operating results of the reportable segments. Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are also reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value-creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Net interest income is generally allocated to the reportable segments based on their balance sheet positions. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity. Own credit gains and losses on financial liabilities designated at fair value are excluded from the measurement of performance of the business divisions, are considered reconciling differences to UBS Group results and are reported collectively under Corporate Center – Services. Total intersegment revenues for the Group are immaterial as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements.

Assets and liabilities of the reportable segments are funded through, and invested with, Group Asset and Liability Management and the net interest margin is reflected in the results of each reportable segment.

As part of the annual business planning cycle, Corporate Center – Services agrees with the business divisions and other Corporate Center units cost allocations for services at fixed amounts or at variable amounts based on fixed formulas, depending on capital and service consumption levels, as well as the nature of the services performed. Because actual costs incurred may differ from those expected, however, Corporate Center – Services may recognize significant under or over-allocations depending on various factors. Each year these cost allocations will be reset, taking account of the prior years’ experience and plans for the forthcoming period.

Segment balance sheet assets are based on a third-party view and do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center – Services and Corporate Center – Group ALM (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs and/or revenues are allocated. Specifically, certain assets are reported in Corporate Center – Services and Corporate Center – Group ALM, whereas the corresponding costs and/or revenues are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs and/or revenues are entirely or partially allocated to Corporate Center – Services.

127

Notes to the UBS Group AG interim consolidated financial statements

Note 2 Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the quarter ended 31 March 2015
Net interest income	429	239	465	(9)	399	(80)	210	(16)	1,637
Non-interest income	1,686	1,539	412	515	2,300	626	197	(55)	7,221
Allocations from Group ALM to business divisions	131	23	122	5	(34)	54	(289)	(12)	0
Income[1]	2,246	1,801	1,000	511	2,664	600	118	(83)	8,858
Credit loss (expense)/recovery	1	0	(21)	0	2	0	0	2	(16)
Total operating income	2,247	1,801	979	511	2,666	600	118	(80)	8,841
Personnel expenses	878	1,232	350	224	1,294	121	(2)	74	4,172
General and administrative expenses	355	265	192	110	516	200	(3)	78	1,713
Services (to)/from other business divisions	8	2	(26)	(4)	4	5	0	12	0
Depreciation and impairment of property and equipment	54	37	35	11	70	6	0	7	221
Amortization and impairment of intangible assets	1	12	0	2	7	5	0	0	28
Total operating expenses[2]	1,296	1,548	552	343	1,891	337	(4)[3]	171	6,134
Operating profit/(loss) before tax	951	253	427	168	774	263	122	(251)	2,708
Tax expense/(benefit)									670
Net profit/(loss)									2,038

As of 31 March 2015
Total assets	125,538	55,665	143,285	14,058	303,151	19,517	227,575	160,060	1,048,850

For the quarter ended 31 March 2014[4]
Net interest income	397	195	448	(12)	435	(82)	135	57	1,572
Non-interest income	1,450	1,423	384	458	1,791	127	25	1	5,658
Allocations from Group ALM to business divisions	97	27	89	5	(37)	53	(206)	(29)	0
Income[1]	1,943	1,644	921	451	2,190	98	(46)	30	7,230
Credit loss (expense)/recovery	0	17	12	0	0	0	0	0	28
Total operating income	1,943	1,661	932	451	2,190	97	(46)	29	7,258
Personnel expenses	847	1,126	353	208	1,191	142	(4)	104	3,967
General and administrative expenses	412	250	192	114	499	89	(4)	128	1,679
Services (to)/from other business divisions	17	2	(31)	(5)	2	0	0	15	0
Depreciation and impairment of property and equipment	48	30	33	10	70	2	0	7	199
Amortization and impairment of intangible assets	2	12	0	2	3	1	0	0	20
Total operating expenses[2]	1,325	1,419	547	329	1,765	235	(8)[3]	254	5,865
Operating profit/(loss) before tax	619	242	386	122	425	(137)	(39)	(225)	1,393
Tax expense/(benefit)									339
Net profit/(loss)									1,054

As of 31 December 2014
Total assets	127,588	56,026	143,711	15,207	292,347	19,871	237,902	169,826	1,062,478

1  Refer to Note 10 for more information on own credit in Corporate Center – Services.    2  Refer to Note 18 for information on restructuring charges.    3  Operating expenses for Group ALM are presented on a net basis after allocations to business divisions and other Corporate Center units. Group ALM incurred total operating expenses before allocations of CHF 11 million in the first quarter of 2015 and of CHF 5 million in the first quarter of 2014, respectively.    4  Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to the retrospective adoption of new accounting standards or changes in accounting policies.

128

Financial information

Note 3 Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Net interest and trading income
Net interest income	1,637	1,866	1,572	(12)	4
Net trading income	2,135	438	1,357	387	57
Total net interest and trading income	3,772	2,304	2,929	64	29
Wealth Management	806	766	671	5	20
Wealth Management Americas	357	357	324	0	10
Retail & Corporate	687	655	602	5	14
Global Asset Management	(6)	4	(1)		500
Investment Bank	1,726	1,019	1,257	69	37
of which: Corporate Client Solutions	296	210	266	41	11
of which: Investor Client Services	1,430	809	991	77	44
Corporate Center	201	(497)	76		164
of which: Services	252	84	97	200	160
of which: own credit on financial liabilities designated at fair value[1]	226	70	88	223	157
of which: Group ALM	73	(234)	(33)
of which: Non-core and Legacy Portfolio	(123)	(347)	12	(65)
Total net interest and trading income	3,772	2,304	2,929	64	29

Net interest income
Interest income
Interest earned on loans and advances	2,098	2,323	2,052	(10)	2
Interest earned on securities borrowed and reverse repurchase agreements	192	202	164	(5)	17
Interest and dividend income from trading portfolio	755	656	852	15	(11)
Interest income on financial assets designated at fair value	43	52	56	(17)	(23)
Interest and dividend income from financial investments available-for-sale	84	80	67	5	25
Total	3,172	3,314	3,191	(4)	(1)
Interest expense
Interest on amounts due to banks and customers	138	178	199	(22)	(31)
Interest on securities lent and repurchase agreements	191	192	178	(1)	7
Interest expense from trading portfolio[2]	410	231	436	77	(6)
Interest on financial liabilities designated at fair value	191	216	247	(12)	(23)
Interest on debt issued	605	629	560	(4)	8
Total	1,535	1,447	1,620	6	(5)
Net interest income	1,637	1,866	1,572	(12)	4

Net trading income
Investment Bank Corporate Client Solutions	136	(29)	106		28
Investment Bank Investor Client Services	1,222	508	747	141	64
Other business divisions and Corporate Center	776	(41)	504		54
Net trading income	2,135	438	1,357	387	57
of which: net gains/(losses) from financial liabilities designated at fair value[1,3]	(988)	(341)	(465)	190	112

1  Refer to Note 10 for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.    3  Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within net trading income.

129

Notes to the UBS Group AG interim consolidated financial statements

Note 4 Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Underwriting fees	345	307	320	12	8
of which: equity underwriting fees	229	197	185	16	24
of which: debt underwriting fees	116	110	135	5	(14)
M&A and corporate finance fees	178	250	155	(29)	15
Brokerage fees	1,077	1,018	1,010	6	7
Investment fund fees	923	937	933	(1)	(1)
Portfolio management and advisory fees	1,940	1,957	1,719	(1)	13
Other	421	434	423	(3)	0
Total fee and commission income	4,884	4,903	4,560	0	7
Brokerage fees paid	232	235	200	(1)	16
Other	251	272	248	(8)	1
Total fee and commission expense	483	507	448	(5)	8
Net fee and commission income	4,401	4,396	4,112	0	7
of which: net brokerage fees	845	783	811	8	4

Note 5 Other income

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	141	(1)	6
Net gains/(losses) from disposals of investments in associates	0	0	0
Share of net profits of associates	23	18	35	28	(34)
Total	164	17	42	865	290
Financial investments available-for-sale
Net gains/(losses) from disposals	105	62	40	69	163
Impairment charges	0	(18)	0	(100)
Total	105	45	39	133	169
Net income from properties (excluding net gains/losses from disposals)[2]	7	8	7	(13)	0
Net gains/(losses) from investment properties at fair value[3]	0	1	1	(100)	(100)
Net gains/(losses) from disposals of properties held for sale	378	20	23
Net gains/(losses) from disposals of loans and receivables	26	(2)	9		189
Other	5	18	67	(72)	(93)
Total other income	685	106	189	546	262

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2   Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.

130

Financial information

Note 6 Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Salaries and variable compensation	2,625	2,238	2,520	17	4
Contractors	81	63	54	29	50
Social security	230	182	259	26	(11)
Pension and other post-employment benefit plans	224	179	193	25	16
Wealth Management Americas: Financial advisor compensation[1]	870	920	790	(5)	10
Other personnel expenses	142	150	152	(5)	(7)
Total personnel expenses[2]	4,172	3,732	3,967	12	5

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes charges related to compensation commitments with financial advisors entered into at the time of recruitment which are subject to vesting requirements.    2   Includes restructuring charges. Refer to Note 18 for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Occupancy	227	264	251	(14)	(10)
Rent and maintenance of IT and other equipment	149	150	117	(1)	27
Communication and market data services	155	159	150	(3)	3
Administration	115	273	106	(58)	8
Marketing and public relations	79	151	94	(48)	(16)
Travel and entertainment	105	129	107	(19)	(2)
Professional fees	286	380	256	(25)	12
Outsourcing of IT and other services	393	459	357	(14)	10
Provisions for litigation, regulatory and similar matters[1,2]	58	310	193	(81)	(70)
Other[3]	144	95	49	52	194
Total general and administrative expenses[4]	1,713	2,369	1,679	(28)	2

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, the first quarter of 2015 included recoveries from third parties of CHF 9 million (fourth quarter of 2014: CHF 0 million, first quarter of 2014: CHF 1 million).    2  Refer to Note 16 for more information.    3  The fourth quarter of 2014 included a net charge of CHF 42 million related to certain disputed receivables.    4  Includes restructuring charges. Refer to Note 18 for more information.

Note 8 Income taxes

The Group recognized a net income tax expense of CHF 670 million for the first quarter of 2015 compared with a net tax benefit of CHF 515 million in the prior quarter. The first quarter net expense included a deferred tax expense of CHF 502 million, which reflects the amortization of previously recognized deferred tax assets that are utilized against Swiss taxable profits for the quarter.

In addition, the quarterly charge included net tax expenses of CHF 150 million in respect of taxable profits primarily generated by branches and subsidiaries outside of Switzerland. Furthermore, the net income tax expense included a decrease in recognized deferred tax assets of CHF 18 million to reflect changes in tax law and also updated profit forecasts in certain locations.

131

Notes to the UBS Group AG interim consolidated financial statements

Note 9 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from
	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS Group AG shareholders	1,977	858	1,054	130	88

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS Group AG shareholders	1,977	858	1,054	130	88
Less: (profit)/loss on UBS Group AG equity derivative contracts	0	0	0
Net profit/(loss) attributable to UBS Group AG shareholders for diluted EPS	1,977	858	1,054	130	88

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,642,212,051	3,609,583,799	3,766,005,832	1	(3)
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	81,099,757	90,437,101	85,654,571	(10)	(5)
Weighted average shares outstanding for diluted EPS	3,723,311,808	3,700,020,900	3,851,660,403	1	(3)

Earnings per share (CHF)
Basic	0.54	0.24	0.28	125	93
Diluted	0.53	0.23	0.27	130	96

Shares outstanding[1]
Shares issued	3,739,518,390	3,717,128,324	3,843,383,192	1	(3)
Treasury shares	85,258,884	87,871,737	92,241,706	(3)	(8)
Shares outstanding	3,654,259,506	3,629,256,587	3,751,141,486	1	(3)

1  As UBS Group AG is considered to be the continuation of UBS AG, UBS AG share information is presented for the comparative period as of 31 March 2014. Refer to “Note 32 Changes in organization” of the UBS Group AG Annual Report 2014 for more information.

The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	31.3.15	31.12.14	31.3.14	4Q14	1Q14

Potentially dilutive instruments
Employee share-based compensation awards	79,050,200	94,335,120	106,001,462	(16)	(25)
Other equity derivative contracts	7,323,773	7,117,353	13,408,690	3	(45)
Total	86,373,973	101,452,473	119,410,152	(15)	(28)

132

Financial information

Note 10 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair Value Measurement” of the Annual Report 2014 which provides more information on the Group’s valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Valuation adjustments

Day-1 reserves

The table below provides the changes in deferred day-1 profit or loss reserves during the respective period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Balance at the beginning of the period	480	518	486
Profit/(loss) deferred on new transactions	76	79	103
(Profit)/loss recognized in the income statement	(81)	(128)	(70)
Foreign currency translation	(17)	12	(5)
Balance at the end of the period	458	480	514

Credit valuation, funding valuation, debit valuation and other valuation adjustments

The effects of credit valuation, funding valuation, debit valuation and other valuation adjustments are summarized in the table below.

Valuation adjustments on financial instruments
	As of
Life-to-date gain/(loss), CHF billion	31.3.15	31.12.14
Credit valuation adjustments[1]	(0.5)	(0.5)
Funding valuation adjustments	(0.2)	(0.1)
Debit valuation adjustments	0.0	0.0
Other valuation adjustments	(0.8)	(0.9)
of which: bid-offer	(0.5)	(0.5)
of which: model uncertainty	(0.4)	(0.4)

1  Amounts do not include reserves against defaulted counterparties.

Own credit adjustments on financial liabilities designated at fair value

The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 31 March 2015, 31 December 2014 and 31 March 2014, respectively, are summarized in the table below. Life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period ended consists of changes in fair value that are attributable to the change in UBS’s credit spreads as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates.

Own credit adjustments on financial liabilities designated at fair value
	As of or for the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Gain/(loss) for the period ended	226	70	88
Life-to-date gain/(loss)	(52)	(302)	(485)

133

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

b) Fair value measurements and classification within the fair value hierarchy

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data.

The classification in the fair value hierarchy of the Group’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	98.1	26.8	3.0	127.9	101.7	27.2	3.5	132.4
of which:
Government bills/bonds	9.2	4.2	0.0	13.5	8.8	4.7	0.0	13.6
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.3	11.2	1.3	12.8	0.6	11.0	1.4	12.9
Loans	0.0	1.9	0.8	2.7	0.0	2.2	1.1	3.2
Investment fund units	7.3	6.2	0.2	13.7	6.7	6.4	0.3	13.4
Asset-backed securities	0.0	1.3	0.4	1.8	0.0	1.5	0.6	2.1
Equity instruments	65.8	1.4	0.1	67.4	68.8	0.8	0.1	69.8
Financial assets for unit-linked investment contracts	15.4	0.5	0.1	16.0	16.8	0.6	0.1	17.4

Positive replacement values	1.2	247.4	4.3	252.9	1.0	251.6	4.4	257.0
of which:
Interest rate contracts	0.0	120.4	0.4	120.8	0.0	123.4	0.2	123.7
Credit derivative contracts	0.0	5.6	1.7	7.3	0.0	9.8	1.7	11.5
Foreign exchange contracts	0.7	100.4	0.7	101.8	0.7	97.0	0.6	98.4
Equity/index contracts	0.0	17.4	1.5	18.9	0.0	17.7	1.9	19.5
Commodity contracts	0.0	3.5	0.0	3.5	0.0	3.6	0.0	3.6

Financial assets designated at fair value	0.2	1.7	3.2	5.1	0.1	1.3	3.5	5.0
of which:
Loans (including structured loans)	0.0	1.4	1.2	2.6	0.0	0.8	1.0	1.7
Structured reverse repurchase and securities borrowing agreements	0.0	0.0	1.9	1.9	0.0	0.1	2.4	2.5
Other	0.2	0.4	0.1	0.6	0.1	0.5	0.1	0.7

Financial investments available-for-sale	41.7	28.8	0.6	71.1	32.7	23.9	0.6	57.2
of which:
Government bills/bonds	38.0	3.0	0.0	41.0	30.3	2.8	0.0	33.1
Corporate bonds and municipal bonds, including bonds issued by financial institutions	3.5	21.8	0.0	25.4	2.2	16.9	0.0	19.1
Investment fund units	0.0	0.1	0.2	0.3	0.0	0.1	0.2	0.3
Asset-backed securities	0.0	3.8	0.0	3.8	0.0	4.0	0.0	4.0
Equity instruments	0.2	0.0	0.4	0.6	0.2	0.1	0.4	0.7

Non-financial assets
Precious metals and other physical commodities	5.2	0.0	0.0	5.2	5.8	0.0	0.0	5.8

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.1	0.1	0.0	0.1	0.2	0.2
Total assets measured at fair value	146.2	304.8	11.2	462.2	141.4	304.0	12.2	457.5

134

Financial information

Note 10 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	31.3.15				31.12.14
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	25.9	4.1	0.1	30.1	23.9	3.9	0.1	28.0
of which:
Government bills/bonds	6.6	1.3	0.0	7.8	7.0	1.2	0.0	8.2
Corporate bonds and municipal bonds, including bonds issued by financial institutions	0.1	2.6	0.0	2.7	0.1	2.4	0.1	2.6
Investment fund units	0.6	0.1	0.0	0.7	1.1	0.1	0.0	1.2
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	18.7	0.1	0.0	18.9	15.7	0.1	0.0	15.9

Negative replacement values	1.4	244.7	4.7	250.9	1.1	248.1	5.0	254.1
of which:
Interest rate contracts	0.0	114.1	0.2	114.3	0.0	117.3	0.6	117.9
Credit derivative contracts	0.0	6.0	1.9	8.0	0.0	10.0	1.7	11.7
Foreign exchange contracts	0.9	100.0	0.3	101.3	0.7	96.6	0.3	97.6
Equity/index contracts	0.0	21.2	2.3	23.5	0.0	20.9	2.4	23.3
Commodity contracts	0.0	3.4	0.0	3.4	0.0	3.2	0.0	3.2

Financial liabilities designated at fair value	0.0	59.3	10.8	70.1	0.0	63.4	11.9	75.3
of which:
Non-structured fixed-rate bonds	0.0	1.9	2.0	3.9	0.0	2.3	2.2	4.5
Structured debt instruments issued	0.0	53.4	6.8	60.2	0.0	56.6	7.3	63.9
Structured over-the-counter debt instruments	0.0	3.8	1.3	5.2	0.0	4.1	1.5	5.7
Structured repurchase agreements	0.0	0.2	0.6	0.8	0.0	0.3	0.9	1.2
Loan commitments and guarantees	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1

Other liabilities – amounts due under unit-linked investment contracts	0.0	16.3	0.0	16.3	0.0	17.6	0.0	17.6
Total liabilities measured at fair value	27.3	324.4	15.6	367.4	25.0	333.0	17.0	375.0
1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2015, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.1 billion (of which CHF 0.7 billion were net Level 2 assets and CHF 0.6 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 31 December 2014, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net Level 2 assets and CHF 0.3 billion net Level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

c) Transfers between Level 1 and Level 2 in the fair value hierarchy

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments which were held for the entire reporting period.

Assets totaling approximately CHF 0.9 billion, which were mainly comprised of financial assets held for trading and financial investments available-for-sale, and liabilities totaling approximately CHF 0.2 billion were transferred from Level 2 to Level 1 during the first quarter of 2015, generally due to increased levels of trading activity observed within the market.

Assets totaling approximately CHF 1.3 billion, which were mainly comprised of financial investments available-for-sale and financial assets held for trading, were transferred from Level 1 to Level 2 during the first quarter of 2015, generally due to diminished levels of trading activity observed within the market. Transfers of financial liabilities from level 1 to level 2 during the first quarter of 2015 were not significant.

135

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

d) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

As of 31 March 2015, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised of:

–	structured reverse repurchase and securities borrowing agreements;
–	credit derivative contracts;
–	equity/index contracts;
–	non-structured fixed-rate bonds and
–	structured debt instruments issued (equity and credit-linked).

Significant movements in Level 3 instruments during the quarter ended 31 March 2015 were as described below.

Financial assets held for trading

Financial assets held for trading decreased to CHF 3.0 billion from CHF 3.5 billion during the quarter. Issuances of CHF 2.3 billion and purchases of CHF 0.2 billion, mainly comprised of loans and corporate bonds, were more than offset by sales of CHF 2.1 billion, primarily comprised of loans, and net losses included in comprehensive income totaling CHF 0.6 billion. Transfers out of Level 3 during the quarter amounted to CHF 0.4 billion and were primarily comprised of loans and corporate bonds, reflecting increased observability of the respective credit spread inputs. Transfers into Level 3 amounted to CHF 0.2 billion and were mainly comprised of mortgage-backed securities due to decreased observability of credit spread inputs.

Financial assets designated at fair value

Financial assets designated at fair value decreased to CHF 3.2 billion from CHF 3.5 billion during the quarter, mainly reflecting net losses of CHF 0.6 billion included in comprehensive income which were partly offset by transfers into Level 3 totaling CHF 0.3 billion.

136

Financial information

Note 10 Fair value measurement (continued)

Financial investments available-for-sale

Financial investments available-for-sale were unchanged at CHF| 0.6 billion with no significant movements during the quarter.

Positive replacement values

Positive replacement values decreased to CHF 4.3 billion from CHF 4.4 billion during the quarter. Settlements and issuances each amounted to CHF 0.8 billion and were primarily related to credit derivative contracts and equity/index contracts. Transfers into Level 3 amounted to CHF 0.3 billion and were mainly comprised of interest rate contracts and credit derivative contracts, primarily resulting from changes in the correlation between the portfolios held and the representative market portfolio used to independently verify market data. Transfers out of Level 3 amounted to CHF 0.2 billion and were mainly comprised of credit derivative contracts, primarily resulting from changes in the availability of observable inputs for credit spreads.

Negative replacement values

Negative replacement values decreased to CHF 4.7 billion from CHF 5.0 billion during the quarter. Settlements and issuances amounted to CHF 0.7 billion and CHF 0.5 billion, respectively, and were primarily comprised of equity/index contracts and credit derivative contracts. Transfers into and out of Level 3 each amounted to CHF 0.2 billion and were mainly comprised of credit derivative contracts resulting from changes in the availability of observable inputs for credit spreads.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased to CHF 10.8 billion from CHF 11.9 billion during the quarter. Settlements of CHF 1.9 billion, primarily comprised of equity and credit-linked structured debt instruments issued, structured over-the-counter debt instruments and structured repurchase agreements, were mostly offset by issuances of CHF 1.3 billion, mainly comprised of equity-linked structured debt instruments issued, as well as net losses of CHF 0.6 billion included in comprehensive income. Foreign currency translation effects reduced financial liabilities designated at fair value by CHF 0.6 billion. Transfers into and out of Level 3 amounted to CHF 0.2 billion and CHF 0.7 billion, respectively, and were primarily comprised of equity and credit-linked structured debt instruments issued, resulting from changes in the availability of observable credit spread and equity volatility inputs used to determine the fair value of the embedded options in these structures.

137

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains/losses included in comprehensive income
CHF billion	Balance as of 31 Decem- ber 2013	Net interest income, net trading income and other income	of which: related to Level 3 in- struments held at the end of the report- ing period	Other compre- hensive income	Pur- chases	Sales	Issu- ances	Settle- ments	Trans- fers into Level 3	Trans- fers out of Level 3	Foreign currency trans- lation	Balance as of 31 March 2014

Financial assets held for trading[1]	4.3	(0.1)	(0.1)	0.0	0.2	(0.9)	0.6	0.0	0.3	(0.4)	0.0	3.9
of which:
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.7	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.1	(0.2)	0.0	1.5
Loans	1.0	(0.1)	(0.1)	0.0	0.0	(0.6)	0.6	0.0	0.0	(0.1)	0.0	0.8
Asset-backed securities	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	1.0
Other	0.6	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	0.6

Financial assets designated at fair value	4.4	(0.1)	0.0	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	0.0	4.1
of which:
Loans (including structured loans)	1.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.2
Structured reverse repurchase and securities borrowing agreements	3.1	(0.1)	(0.1)	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	0.0	2.7
Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial investments available-for-sale	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8

Positive replacement values	5.5	(0.3)	(0.2)	0.0	0.0	0.0	0.6	(0.7)	0.8	(0.3)	0.0	5.6
of which:
Credit derivative contracts	3.0	(0.1)	(0.2)	0.0	0.0	0.0	0.1	(0.4)	0.5	(0.1)	0.0	2.9
Foreign exchange contracts	0.9	(0.1)	0.0	0.0	0.0	0.0	0.1	0.0	0.0	(0.1)	0.0	0.8
Equity/index contracts	1.2	0.1	0.1	0.0	0.0	0.0	0.3	(0.2)	0.1	(0.1)	0.0	1.3
Other	0.3	(0.2)	(0.1)	0.0	0.0	0.0	0.2	0.0	0.3	0.0	0.0	0.6

Negative replacement values	4.4	0.1	0.2	0.0	0.0	0.0	0.8	(0.6)	0.7	(0.2)	0.0	5.3
of which:
Credit derivative contracts	2.0	(0.1)	(0.1)	0.0	0.0	0.0	0.3	(0.3)	0.4	(0.2)	0.0	2.1
Foreign exchange contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4
Equity/index contracts	1.5	0.1	0.2	0.0	0.0	0.0	0.4	(0.2)	0.1	0.0	0.0	1.9
Other	0.5	0.1	0.2	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.9

Financial liabilities designated at fair value	12.1	0.6	0.8	0.0	0.0	0.0	1.7	(2.1)	1.2	(1.2)	(0.1)	12.3
of which:
Non-structured fixed-rate bonds	1.2	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.3	(0.2)	0.0	1.5
Structured debt instruments issued	7.9	0.4	0.4	0.0	0.0	0.0	0.9	(0.9)	0.8	(1.0)	0.0	8.1
Structured over-the-counter debt instruments	1.8	0.1	0.1	0.0	0.0	0.0	0.7	(0.9)	0.1	0.0	0.0	1.8
Structured repurchase agreements	1.2	0.1	0.3	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	1.0

1  Includes assets pledged as collateral which may be sold or repledged by counterparties.    2  Total Level 3 assets as of 31 March 2015 were CHF 11.2 billion (31 December 2014: CHF 12.2 billion). Total Level 3 liabilities as of 31 March 2015 were CHF 15.6 billion (31 December 2014: CHF 17.0 billion).

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Financial information

	Total gains/losses included in comprehensive income
Balance as of 31 Decem- ber 2014	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Other compre- hensive income	Pur- chases	Sales	Issu- ances	Settle- ments	Trans- fers into Level 3	Trans- fers out of Level 3	Foreign currency trans- lation	Balance as of 31 March 2015[2]

3.5	(0.6)	(0.2)	0.0	0.2	(2.1)	2.3	0.0	0.2	(0.4)	(0.1)	3.0

1.4	0.1	0.1	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	(0.1)	1.3
1.1	(0.6)	(0.2)	0.0	0.0	(1.8)	2.3	0.0	0.0	(0.2)	0.0	0.8
0.6	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.1	0.0	0.0	0.4
0.5	(0.1)	(0.1)	0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.5

3.5	(0.6)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	3.2

1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	1.2

2.4	(0.5)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.9
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6

4.4	0.0	0.0	0.0	0.0	0.0	0.8	(0.8)	0.3	(0.2)	(0.2)	4.3

1.7	0.1	0.1	0.0	0.0	0.0	0.6	(0.5)	0.1	(0.1)	(0.2)	1.7
0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
1.9	(0.2)	(0.2)	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	1.5
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.4

5.0	0.2	0.1	0.0	0.0	0.0	0.5	(0.7)	0.2	(0.2)	(0.2)	4.7

1.7	0.3	0.3	0.0	0.0	0.0	0.1	(0.2)	0.1	(0.1)	0.0	1.9
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
2.4	0.1	0.1	0.0	0.0	0.0	0.3	(0.5)	0.0	0.0	(0.1)	2.3
0.6	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.2

11.9	0.6	0.6	0.0	0.0	0.0	1.3	(1.9)	0.2	(0.7)	(0.6)	10.8

2.2	0.0	0.1	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	(0.1)	2.0
7.3	0.5	0.3	0.0	0.0	0.0	1.2	(1.2)	0.2	(0.7)	(0.4)	6.8
1.5	0.1	0.1	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	(0.1)	1.3
0.9	(0.1)	0.0	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	0.6

139

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

e) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents the Group’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal, where 100 represents a fair value equal to the nominal value (i.e., par).

For corporate and municipal bonds, the range of 1–186 points represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price is approximately 99 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced close to 100 points is expected to be repaid in full as well as pay a yield close to the market yield. More than 94% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 88 points.

For credit derivatives, the bond price range of 12–100 points disclosed represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 87–101 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The weighted average is approximately 95 points.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing credit-worthiness. The ranges of 43–123 basis points in loans and 0–992 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase/(decrease) in this unobservable input in isolation would result in a significantly higher/(lower) fair value for bonds

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Financial information

Note 10 Fair value measurement (continued)

trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–18% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 18% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the borrowers’ ability to refinance, prevailing refinancing rates, and the quality or characteristics of the underlying loan collateral pools. The weighted average constant prepayment rate for the portfolio is 9%.

For credit derivatives, the range of 1–20% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

For FX contracts and interest rate contracts, the ranges of 0–15% and 0–3%, respectively, represent the prepayment assumptions on securitizations underlying the BGS portfolio.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase/(decrease) in this unobservable input in isolation would result in significantly lower/(higher) cash flows for the deal (and thus lower/(higher) valuations). However, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The range of 0–9% for credit derivatives represents the expected default percentage across the individual instruments’ underlying collateral pools.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decreases in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease/(increase) in the loss severity in isolation would result in significantly higher/(lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivative position will depend upon whether credit protection has been bought or sold.

Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. For credit derivatives, the loss severity range of 0–100% applies to derivatives on asset-backed securities. The recovery rate range of 0–95% represents a wide range of expected recovery levels on credit derivative contracts within the Level 3 portfolio.

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease/(increase) in the unobservable input in isolation would result in a significantly higher/(lower) fair value.

The different ranges represent the different discount rates across loans (0–13%), asset-backed securities (0–16%) and credit derivatives (0–30%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM is 5.3%. For loans, the average effective DM is 1.62% compared with the disclosed range of 0–13%.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–14% reflects the expected range of dividend rates for the portfolio.

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Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 13–100% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of equity stocks, equity and other indices – the range of 1–140% is reflective of the range of underlying stock volatilities.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between (100)% and +100%, where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and (100)% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate-to-rate correlation – the correlation between interest rates of two separate currencies. The range of 84–94% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 50–94%.
–

Credit index correlation of 10–85% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–

Credit pair correlation is particularly important for first to default credit structures. The range of 57–94% reflects the difference between credits with low correlation and similar highly correlated credits.

–

Rate-to-FX correlation – captures the correlation between interest rates and FX rates. The range for the portfolio is (57)–60%, which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (e.g., EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX-to-FX correlation is particularly important for complex options that incorporate different FX rates in the projected pay-off. The range of (70)–80% reflects the underlying characteristics across the main FX pairs to which the Group has exposures.

–

Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 18–99% is reflective of this.

–

Equity-to-FX correlation is important for equity options based on a currency different than the currency of the underlying stock. The range of (45)–86% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where the Group can fund itself on an unsecured basis, but provide an estimate of where the Group can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that is longer in duration than the actively traded market. Such positions are within the range of 10–163 basis points reported above.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names

142

Financial information

Note 10 Fair value measurement (continued)

frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of the Group of increases or decreases in upfront price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of 9–65% within the table below represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of 65% represent a distressed credit.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value						Range of inputs
	Assets		Liabilities		Valuation	Significant	31.3.15		31.12.14
CHF billion	31.3.15	31.12.14	31.3.15	31.12.14	technique(s)	unobservable input(s)[1]	low	high	low	high	unit[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Corporate bonds and municipal bonds, including bonds issued by financial institutions	1.3	1.4	0.0	0.1	Relative value to market comparable	Bond price equivalent	1	186	8	144	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.2	2.2	0.0	0.0	Relative value to market comparable	Loan price equivalent	87	101	80	101	points
					Discounted expected cash flows	Credit spread	43	123	37	138	basis points
					Market comparable and securitization model	Discount margin/spread	0	13	0	13	%
					Mortality dependent cash flow	Volatility of mortality[2]			270	280	%
Investment fund units[3]	0.4	0.5	0.0	0.0	Relative value to market comparable	Net asset value
Asset-backed securities	0.4	0.6	0.0	0.0	Discounted cash flow projection	Constant prepayment rate	0	18	0	18	%
						Discount margin/spread	0	16	0	22	%
					Relative value to market comparable	Bond price equivalent	0	102	0	102	points
Equity instruments[3]	0.5	0.5	0.0	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	1.9	2.4	0.6	0.9	Discounted expected cash flows	Funding spread	10	163	10	163	basis points
Financial assets for unit-linked investment contracts[3]	0.1	0.1			Relative value to market comparable	Price
Structured debt instruments and non-structured fixed-rate bonds[4]			10.2	11.0

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Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value						Range of inputs
	Assets		Liabilities		Valuation	Significant	31.3.15		31.12.14
CHF billion	31.3.15	31.12.14	31.3.15	31.12.14	technique(s)	unobservable input(s)[1]	low	high	low	high	unit[1]
Replacement values
Interest rate contracts	0.4	0.2	0.2	0.6	Option model	Volatility of interest rates	13	100	13	94	%
						Rate-to-rate correlation	84	94	84	94	%
						Intra-curve correlation	50	94	50	94	%
					Discounted expected cash flows	Constant prepayment rate	0	3	0	3	%
Credit derivative contracts	1.7	1.7	1.9	1.7	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	992	0	963	basis points
						Upfront price points	9	65	15	83	%
						Recovery rates	0	95	0	95	%
						Credit index correlation	10	85	10	85	%
						Discount margin/spread	0	30	0	32	%
						Credit pair correlation	57	94	57	94	%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	1	20	1	16	%
						Constant default rate	0	9	0	9	%
						Loss severity	0	100	0	100	%
						Discount margin/spread	1	17	1	33	%
						Bond price equivalent	12	100	12	100	points
Foreign exchange contracts	0.7	0.6	0.3	0.3	Option model	Rate-to-FX correlation	(57)	60	(57)	60	%
						FX-to-FX correlation	(70)	80	(70)	80	%
					Discounted expected cash flows	Constant prepayment rate	0	15	0	13	%
Equity/index contracts	1.5	1.9	2.3	2.4	Option model	Equity dividend yields	0	14	0	15	%
						Volatility of equity stocks, equity and other indices	1	140	1	130	%
						Equity-to-FX correlation	(45)	86	(55)	84	%
						Equity-to-equity correlation	18	99	18	99	%
Non-financial assets[3,5]	0.1	0.2			Relative value to market comparable	Price
					Discounted cash flow projection	Projection of cost and income related to the particular property
						Discount rate
						Assessment of the particular property’s condition

1  The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par. For example, 100 points would be 100% of par.    2   The range of inputs is not disclosed for 31 March 2015 because this unobservable input parameter was not significant to the respective valuation technique as of that date.    3  The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    4  Valuation techniques, significant unobservable inputs and the respective input ranges for structured debt instruments and non-structured fixed-rate bonds are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.    5  Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

144

Financial information

Note 10 Fair value measurement (continued)

f) Sensitivity of fair value measurements to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 31 March 2015, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 0.8 billion and CHF 0.7 billion, respectively (31 December 2014: CHF 1.0 billion and CHF 0.8 billion, respectively). The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct inter-relationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.15		31.12.14
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]
Government bills/bonds	0	(1)	10	(1)
Corporate bonds and municipal bonds, including bonds issued by financial institutions	36	(38)	33	(41)
Traded loans, loans designated at fair value, loan commitments and guarantees	97	(43)	103	(63)
Asset-backed securities	14	(12)	16	(12)
Equity instruments	101	(50)	105	(42)
Interest rate derivative contracts, net	114	(77)	106	(58)
Credit derivative contracts, net	124	(141)	248	(277)
Foreign exchange derivative contracts, net	40	(37)	35	(32)
Equity/index derivative contracts, net	72	(67)	82	(83)
Structured debt instruments and non-structured fixed-rate bonds	170	(170)	202	(199)
Other	16	(16)	23	(17)
Total	782	(652)	965	(824)

1  Of the total favorable change, CHF 111 million as of 31 March 2015 (31 December 2014: CHF 116 million) related to financial investments available-for-sale. Of the total unfavorable change, CHF 60 million as of 31 March 2015 (31 December 2014: CHF 56 million) related to financial investments available-for-sale.

145

Notes to the UBS Group AG interim consolidated financial statements

Note 10 Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.15		31.12.14
CHF billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	68.9	68.9	104.1	104.1
Due from banks	13.3	13.3	13.3	13.3
Cash collateral on securities borrowed	26.8	26.8	24.1	24.1
Reverse repurchase agreements	79.8	79.8	68.4	68.4
Cash collateral receivables on derivative instruments	34.5	34.5	31.0	31.0
Loans	314.0	316.6	315.8	318.3
Other assets	22.6	22.4	21.3	21.1
Liabilities
Due to banks	10.3	10.3	10.5	10.5
Cash collateral on securities lent	9.7	9.7	9.2	9.2
Repurchase agreements	14.2	14.2	11.8	11.8
Cash collateral payables on derivative instruments	47.1	47.1	42.4	42.4
Due to customers	399.1	399.1	410.2	410.2
Debt issued	88.1	91.4	91.2	94.3
Other liabilities	46.6	46.6	45.4	45.4
Guarantees/Loan commitments
Guarantees[1]	0.0	(0.1)	0.0	(0.1)
Loan commitments	0.0	0.0	0.0	0.0

1  The carrying value of guarantees represented a liability of CHF 0.0 billion as of 31 March 2015 (31 December 2014: CHF 0.0 billion). The estimated fair value of guarantees represented an asset of CHF 0.1 billion as of 31 March 2015 (31 December 2014: CHF 0.1 billion).

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions used relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. UBS applies significant judgments and assumptions to arrive at these fair values, which are more holistic and less sophisticated than UBS’s established fair value and model governance policies and processes applied to financial instruments accounted for at fair value whose fair values impact UBS’s balance sheet and net profit.

146

Financial information

Note 11 Derivative instruments1

			31.3.15
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	121	1,876	114	1,837	10,674
Credit derivative contracts	7	191	8	205	0
Foreign exchange contracts	102	3,054	101	2,836	13
Equity/index contracts	19	260	23	331	44
Commodity contracts	4	37	3	32	8
Unsettled purchases of non-derivative financial investments[4]	0	29	0	27	0
Unsettled sales of non-derivative financial investments[4]	0	35	0	23	0
Total derivative instruments, based on IFRS netting[5]	253	5,481	251	5,291	10,740

			31.12.14
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	124	2,188	118	2,085	13,448
Credit derivative contracts	11	248	12	252	0
Foreign exchange contracts	98	3,116	98	2,901	15
Equity/index contracts	20	240	23	310	38
Commodity contracts	4	38	3	31	7
Unsettled purchases of non-derivative financial investments[4]	0	11	0	13	0
Unsettled sales of non-derivative financial investments[4]	0	16	0	9	0
Total derivative instruments, based on IFRS netting[5]	257	5,858	254	5,600	13,508

1  Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 31 March 2015, these derivatives amounted to a PRV of CHF 0.7 billion (related notional values of CHF 10.5 billion) and an NRV of CHF 0.6 billion (related notional values of CHF 11.9 billion). As of 31 December 2014, bifurcated embedded derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 7.8 billion).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Other notional values relate to derivatives which are cleared through either a central clearing counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4  Changes in the fair value of purchased and sold non-derivative financial investments between trade date and settlement date are recognized as replacement values.    5  Includes exchange-traded agency transactions and OTC cleared transactions entered into on behalf of clients with a combined PRV of CHF 6.8 billion as of 31 March 2015 (31 December 2014: CHF 6.8 billion), and a combined NRV of CHF 6.7 billion as of 31 March 2015 (31 December 2014: CHF 6.8 billion), for which notional values were not included in the table above due to their significantly different risk profile. Refer to Note 12 for more information on netting arrangements.

Note 12 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

147

Notes to the UBS Group AG interim consolidated financial statements

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial assets

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

The Group engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent the Group’s actual credit exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
				31.3.15
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrange- ments[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recog- nized on the balance sheet	Financial liabilities	Collateral received	Assets after conside- ration of netting potential	Assets recog- nized on the balance sheet	Total assets after conside- ration of netting potential	Total assets recog- nized on the balance sheet
Cash collateral on securities borrowed	26.1	0.0	26.1	(1.9)	(24.2)	0.0	0.7	0.7	26.8
Reverse repurchase agreements	108.8	(43.8)	65.0	(6.5)	(58.5)	0.0	14.8	14.8	79.8
Positive replacement values	246.1	(4.0)	242.1	(190.1)	(34.1)	17.9	10.8	28.7	252.9
Cash collateral receivables on derivative instruments[1]	228.7	(198.3)	30.5	(21.1)	(1.9)	7.5	4.1	11.6	34.5
Financial assets designated at fair value	2.8	0.0	2.8	0.0	(2.2)	0.6	2.3	2.9	5.1
Total assets	612.5	(246.1)	366.4	(219.6)	(120.8)	26.0	32.7	58.7	399.1

				31.12.14
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrange- ments[4]	Total assets
CHF billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recog- nized on the balance sheet	Financial liabilities	Collateral received	Assets after conside- ration of netting potential	Assets recog- nized on the balance sheet	Total assets after conside- ration of netting potential	Total assets recog- nized on the balance sheet
Cash collateral on securities borrowed	22.7	0.0	22.7	(1.9)	(20.8)	0.0	1.4	1.4	24.1
Reverse repurchase agreements	99.2	(42.8)	56.4	(3.4)	(52.8)	0.1	12.1	12.2	68.4
Positive replacement values	249.9	(3.1)	246.8	(198.7)	(30.8)	17.3	10.1	27.4	257.0
Cash collateral receivables on derivative instruments[1]	245.7	(218.4)	27.4	(18.8)	(1.6)	7.0	3.6	10.6	31.0
Financial assets designated at fair value	3.1	0.0	3.1	0.0	(3.0)	0.1	1.9	2.0	5.0
Total assets	620.5	(264.2)	356.3	(222.9)	(108.9)	24.5	29.1	53.6	385.4
1  The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented on the following page.    2  The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial assets presented on the balance sheet, i.e., over-collateralization, where it exists, is not reflected in the table.    4  Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

148

Financial information

Note 12 Offsetting financial assets and financial liabilities (continued)

Financial liabilities

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counter-parties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
				31.3.15
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recog- nized on the balance sheet	Financial assets	Collateral pledged	Liabilities after conside- ration of netting potential	Liabilities recog- nized on the balance sheet	Total liabilities after conside- ration ofnetting potential	Total liabilities recog- nized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.6)	0.0	1.3	1.3	9.7
Repurchase agreements	54.1	(43.8)	10.3	(6.5)	(3.8)	0.0	3.9	3.9	14.2
Negative replacement values	240.3	(4.0)	236.4	(190.1)	(27.8)	18.4	14.5	32.9	250.9
Cash collateral payables on derivative instruments[1]	240.8	(198.3)	42.5	(28.6)	(2.4)	11.4	4.6	16.0	47.1
Financial liabilities designated at fair value	3.0	0.0	3.0	0.0	(1.0)	2.0	67.1	69.1	70.1
Total liabilities	546.6	(246.1)	300.5	(227.1)	(41.6)	31.9	91.4	123.3	391.9

				31.12.14
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrange- ments[4]	Total liabilities
CHF billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recog- nized on the balance sheet	Financial assets	Collateral pledged	Liabilities after conside- ration of netting potential	Liabilities recog- nized on the balance sheet	Total liabilities after conside- ration of netting potential	Total liabilities recog- nized on the balance sheet
Cash collateral on securities lent	8.4	0.0	8.4	(1.9)	(6.5)	0.0	0.7	0.8	9.2
Repurchase agreements	51.5	(42.8)	8.7	(3.4)	(5.2)	0.0	3.2	3.2	11.8
Negative replacement values	243.3	(3.1)	240.2	(198.7)	(21.8)	19.7	13.9	33.5	254.1
Cash collateral payables on derivative instruments[1]	256.1	(218.4)	37.7	(25.1)	(2.3)	10.3	4.6	14.9	42.4
Financial liabilities designated at fair value	3.8	0.0	3.8	0.0	(1.4)	2.4	71.5	73.9	75.3
Total liabilities	563.1	(264.2)	298.8	(229.2)	(37.3)	32.4	93.9	126.3	392.8

1  The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32, and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received, reflected on the Positive replacement values line in the table presented in the previous page.    2  The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding directly to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page.    3  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4  Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

149

Notes to the UBS Group AG interim consolidated financial statements

Note 13 Other assets and liabilities

CHF million	31.3.15	31.12.14

Other assets
Prime brokerage receivables[1]	13,617	12,534
Recruitment loans financial advisors	2,791	2,909
Other loans to financial advisors	473	372
Bail deposit[2]	1,152	1,323
Accrued interest income	480	453
Accrued income – other	1,165	1,009
Prepaid expenses	1,041	1,027
Net defined benefit pension and post-employment assets	887	0
Settlement and clearing accounts	935	617
VAT and other tax receivables	233	272
Properties and other non-current assets held for sale	130	236
Other	2,169	2,236
Total other assets	25,073	22,988

Other liabilities
Prime brokerage payables[1]	39,127	38,633
Amounts due under unit-linked investment contracts	16,250	17,643
Compensation-related liabilities	5,347	6,732
of which: accrued expenses	1,202	2,633
of which: deferred contingent capital plans	915	794
of which: other deferred compensation plans	1,835	1,931
of which: net defined benefit pension and post-employment liabilities	1,395	1,374
Third-party interest in consolidated investment funds	613	648
Settlement and clearing accounts	2,052	1,054
Current and deferred tax liabilities	764	643
VAT and other tax payables	457	422
Deferred income	276	259
Accrued interest expenses	1,208	1,327
Other accrued expenses	2,703	2,473
Other	905	1,279
Total other liabilities	69,702	71,112

1   Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2  Refer to item 1 in Note 16b for more information.

150

Financial information

Note 14 Financial liabilities designated at fair value

CHF million	31.3.15	31.12.14
Non-structured fixed-rate bonds	3,930	4,488
of which: issued by UBS AG with original maturity greater than one year[1,2]	3,264	3,616
Structured debt instruments issued[3]	60,187	63,888
of which: issued by UBS AG with original maturity greater than one year[1,4]	42,203	45,851
Structured over-the-counter debt instruments	5,176	5,662
of which: issued by UBS AG with original maturity greater than one year[1,5]	3,355	3,691
Repurchase agreements	750	1,167
Loan commitments and guarantees[6]	80	93
Total	70,124	75,297
of which: own credit on financial liabilities designated at fair value	52	302

1  Issued by UBS AG (legal entity) or its branches.    2  100% of the balance as of 31 March 2015 was unsecured.    3  Includes non-structured rates-linked debt instruments issued.    4  More than 95% of the balance as of 31 March 2015 was unsecured.    5  More than 35% of the balance as of 31 March 2015 was unsecured.    6  Loan commitments recognized as “Financial liabilities designated at fair value” until drawn and recognized as loans.

Note 15 Debt issued held at amortized cost

CHF million	31.3.15	31.12.14
Certificates of deposit	14,450	16,591
Commercial paper	2,663	4,841
Other short-term debt	5,851	5,931
Short-term debt[1]	22,965	27,363
Non-structured fixed-rate bonds	26,532	24,582
of which: issued by UBS AG with original maturity greater than one year[2]	26,387	24,433
Covered bonds	10,932	13,614
Subordinated debt	18,904	16,123
of which: Swiss SRB Basel III high-trigger loss-absorbing additional tier 1 capital	1,217	0
of which: Swiss SRB Basel III low-trigger loss-absorbing additional tier 1 capital	2,266	0
of which: Swiss SRB Basel III phase-out additional tier 1 capital	1,039	1,197
of which: Swiss SRB Basel III low-trigger loss-absorbing tier 2 capital	10,051	10,464
of which: Swiss SRB Basel III phase-out tier 2 capital	4,332	4,462
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	7,865	8,029
Medium-term notes	14	602
of which: issued by UBS AG with original maturity greater than one year[2]	14	600
Other long-term debt	841	893
of which: issued by UBS AG with original maturity greater than one year[2]	230	261
Long-term debt[3]	65,087	63,844
Total debt issued held at amortized cost[4]	88,052	91,207

1  Debt with an original maturity of less than one year.    2  Issued by UBS AG (legal entity) or its branches. 100% of the balance as of 31 March 2015 was unsecured.    3  Debt with original maturity greater than or equal to one year.    4  Net of bifurcated embedded derivatives with a net positive fair value of CHF 72 million as of 31 March 2015 (31 December 2014: negative net fair value of CHF 25 million).

151

Notes to the UBS Group AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits	Other	Total provisions
Balance as of 31 December 2014	50	3,053	647	23	153	215	224	4,366
Increase in provisions recognized in the income statement	17	123	169	0	25	1	3	336
Release of provisions recognized in the income statement	(4)	(56)	(7)	(3)	0	(4)	(30)	(104)
Provisions used in conformity with designated purpose	(8)	(311)	(83)	0	(5)	(1)	(108)	(516)
Capitalized reinstatement costs	0	0	0	0	(1)	0	0	(1)
Reclassifications	0	0	0	3	0	0	0	3
Foreign currency translation/unwind of discount	0	(82)	(26)	0	(2)	(12)	(7)	(129)
Balance as of 31 March 2015	55	2,727	699[3]	24	169[4]	199[5]	82	3,956

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Includes personnel related restructuring provisions of CHF 89 million as of 31 March 2015 (31 December 2014: CHF 116 million) and provisions for onerous lease contracts of CHF 609 million as of 31 March 2015 (31 December 2014: CHF 530 million).    4  Includes reinstatement costs for leasehold improvements of CHF 93 million as of 31 March 2015 (31 December 2014: CHF 98 million) and provisions for onerous lease contracts of CHF 76 million as of 31 March 2015 (31 December 2014: CHF 55 million).    5  Includes provisions for sabbatical and anniversary awards as well as provisions for severance which are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance-related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we

152

Financial information

Note 16 Provisions and contingent liabilities (continued)

have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, the non-prosecution agreement (NPA) described in paragraph 6 of this note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including among others the British Bankers’ Association London Interbank Offered Rate (LIBOR), may be terminated by the DOJ if we commit any US crime or otherwise fail to comply with the NPA, and the DOJ may obtain a criminal conviction of UBS in relation to the matters covered by the NPA. See paragraph 6 of this note for a description of the NPA. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit[1]
CHF million	Wealth Management	Wealth Management Americas	Retail & Corporate	Global Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2014	188	209	92	53	1,258	312	0	941	3,053
Increase in provisions recognized in the income statement	17	17	0	0	10	9	0	70	123
Release of provisions recognized in the income statement	(2)	(1)	(3)	0	(1)	0	0	(49)	(56)
Provisions used in conformity with designated purpose	(2)	(19)	0	(1)	(153)	(13)	0	(123)	(311)
Foreign currency translation/unwind of discount	(19)	(5)	(2)	(3)	(23)	(4)	0	(25)	(82)
Balance as of 31 March 2015	182	202	87	50	1,091	303	0	814	2,727

1  Provisions, if any, for the matters described in Note 16b are recorded in Wealth Management (item 3), Wealth Management Americas (item 5), Investment Bank (items 9 and 10), Corporate Center – Services (item 8) and Corporate Center – Non-core and Legacy Portfolio (items 2 and 4). Provisions, if any, for the matters described in items 1 and 7 are allocated between Wealth Management and Retail & Corporate, and provisions for the matter described in item 6 are allocated between the Investment Bank and Corporate Center – Services.

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future.

As a result of investigations in France, in 2013, UBS (France) S.A. and UBS AG were put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In 2014, UBS AG was placed under formal examination with respect to the potential charges of laundering of proceeds of tax fraud, and the investigating judges ordered UBS to provide bail (“caution”) of EUR 1.1 billion. UBS AG appealed the determination

153

Notes to the UBS Group AG interim consolidated financial statements

Note 16 Provisions and contingent liabilities (continued)

of the bail amount, but both the appeal court (“Cour d’Appel”) and the French Supreme Court (“Cour de Cassation”) upheld the bail amount and rejected the appeal in full in late 2014. UBS AG intends to challenge the judicial process in the European Court of Human Rights. In March 2015, UBS (France) S.A. was placed under formal examination for complicity regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons for the years 2004 until 2008 and declared witness with legal assistance for the years 2009 to 2012. A bail of EUR 40 million was imposed.

In addition, the investigating judges have sought to issue arrest warrants against three Swiss-based former employees of UBS AG who did not appear when summoned by the investigating judge. Separately, in 2013, the French banking supervisory authority’s disciplinary commission reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, which was paid.

In January 2015, we received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. We are cooperating with the authorities in these investigations.

Our balance sheet at 31 March 2015 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS is named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits related to approximately USD 10 billion in original face amount of RMBS underwritten or issued by UBS. Of the USD 10 billion in original face amount of RMBS that remains at issue in these cases, approximately USD 3 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 7 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A class action in which UBS was named as a defendant was settled by a third-party issuer and received final approval by the district court in 2013. The settlement reduced the original face amount of third-party RMBS at issue in the cases pending against UBS by approximately USD 24 billion. The third-party issuer will fund the settlement at no cost to UBS. In 2014, certain objectors to the settlement filed a notice of appeal from the district court’s approval of the settlement.

UBS is also named as a defendant in several cases asserting fraud and other claims brought by entities that purchased collateralized debt obligations that had RMBS exposure and that were arranged or sold by UBS.

UBS is a defendant in two lawsuits brought by the National Credit Union Administration (NCUA), as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for RMBS purchased by the credit unions. Both lawsuits were filed in US District Courts, one in the District of Kansas and the other in the Southern District of New York (Southern District of New York). The Kansas court partially granted UBS’s motion to dismiss in 2013 and held that the NCUA’s claims for ten of the 22 RMBS certificates on which it had sued were time-barred. As a result, the original principal balance at issue in that case was reduced from USD 1.15 billion to approximately USD 400 million. The original principal balance at issue in the Southern District of New York case is approximately USD 400 million. In March 2015, the US Court of Appeals for the Tenth Circuit (Tenth Circuit) issued a ruling in a similar case filed by the NCUA against Barclays Capital, Inc. that substantially endorsed the Kansas Court’s reasoning in dismissing certain of the NCUA’s claims as time-barred. However, the Tenth Circuit nevertheless

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held that the NCUA’s claims against Barclays could proceed because Barclays had contractually agreed not to assert certain statute of limitations defenses against the NCUA. Barclays petitioned the Tenth Circuit for rehearing en banc in March 2015, but the petition was denied in April 2015. Following the Tenth Circuit’s ruling, the NCUA filed a motion for reconsideration seeking to have the Kansas court reconsider its dismissal of claims asserted against UBS for the ten certificates that the Kansas court had found to be time-barred. That motion is pending

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers of mortgage loans and RMBS of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table “Loan repurchase demands by year received – original principal balance of loans” summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 30 April 2015. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	2013	2014	2015, through 30 April	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1							13
Demands rescinded by counterparty	110	104	19	303	237				773
Demands resolved in litigation	1	21							21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	107	99	72		403
Demands in dispute
Demands in litigation			346	732	1,041				2,118
Demands in review by UBS				2					3
Demands rebutted by UBS but not yet rescinded by counterparty		1	2	1	18	519	260		801
Total	122	205	368	1,084	1,404	618	332		4,133

1  Loans submitted by multiple counterparties are counted only once.

Payments that UBS has made to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans with different characteristics. Losses upon repurchase would typically reflect the estimated value of the loans in question at the time of repurchase, as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, certain RMBS trusts filed an action (Trustee Suit) in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations (Transactions) with an original principal balance of approximately USD 2 billion for which Assured Guaranty Municipal Corp. (Assured Guaranty),

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a financial guaranty insurance company, had previously demanded repurchase. In January 2015, the court rejected plaintiffs’ efforts to seek damages for all loans purportedly in breach of representations and warranties in any of the three Transactions and limited plaintiffs to pursuing claims based solely on alleged breaches for loans identified in the complaint or other breaches that plaintiffs can establish were independently discovered by UBS. In February 2015, the court denied plaintiffs’ motion seeking reconsideration of its ruling. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. Related litigation brought by Assured Guaranty was resolved in 2013.

In 2012, the Federal Housing Finance Agency, on behalf of the Federal Home Loan Mortgage Corporation (Freddie Mac), filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In 2013, the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee subsequently filed an amended complaint, which UBS moved to dismiss. The motion remains pending.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table “Provision for claims related to sales of residential mortgage-backed securities and mortgages,” our balance sheet at 31 March 2015 reflected a provision of USD 732 million with respect to matters described in this item 2. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2014	849
Increase in provision recognized in the income statement	67
Release of provision recognized in the income statement	(59)
Provision used in conformity with designated purpose	(125)
Balance as of 31 March 2015	732

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. UBS has also been responding to a subpoena from the New York State Attorney General (NYAG) relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through the present. We are cooperating with the authorities in these matters. Numerous other banks reportedly are responding to similar inquiries from these authorities.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed

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are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the US District Court for the Southern District of New York dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in June 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In December 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In January 2015, a court of appeal reversed a lower court decision in favor of UBS in one such case and ordered UBS to pay EUR 49 million, plus interest. UBS has filed an application for leave to appeal the decision.

4. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006, KWL entered into a single-tranche collateralized debt obligation/credit default swap (STCDO/CDS) transaction with UBS, with latter legs being intermediated in 2006 and 2007 by Landesbank Baden-Württemberg (LBBW) and Depfa Bank plc (Depfa). KWL retained UBS Global Asset Management to act as portfolio manager under the STCDO/CDS. UBS and the intermediating banks terminated the STCDO/CDS following non-payment by KWL under the STCDOs. UBS initiated proceedings against KWL, Depfa and LBBW seeking declarations and/or to enforce the terms of the STCDO/CDS contracts, and each of KWL, Depfa and LBBW filed counterclaims. Following trial, the Court ruled that UBS cannot enforce the STCDO/CDS entered into with KWL, LBBW or Depfa, which have been rescinded, granted the fraudulent misrepresentation claims of LBBW and Depfa against UBS, ruled that UBS Global Asset Management breached its duty in the management of the underlying portfolios and dismissed KWL’s monetary counterclaim against UBS. These rulings have been implemented and additional claims relating to interest on collateral and the costs of separate proceedings in Germany have been deferred. UBS has sought leave to appeal the judgment. The court has denied leave to appeal on written submissions and oral argument to reconsider the denial is scheduled for October 2015. UBS has also been ordered to pay part of the other parties’ costs in the proceedings, which have not been fully determined.

Since 2011, the SEC has been conducting an investigation focused on, among other things, the suitability of the KWL transaction, and information provided by UBS to KWL. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC.

Our balance sheet at 31 March 2015 reflected provisions with respect to matters described in this item 4 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

5. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (the funds) that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico and distributed by UBS Financial Services Inc. of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages exceeding USD 1.1 billion. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions in losses in the funds. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management, and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In March 2015 a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid.

An internal review also disclosed that certain clients, many of whom acted at the recommendation of one financial advisor, invested proceeds of non-purpose loans in closed-end fund securities in contravention of their loan agreements.

In 2014 UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of

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Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013. Pursuant to the settlement, UBS contributed USD 3.5 million to an investor education fund, offered USD 1.68 million in restitution to certain investors and, among other things, committed to undertake an additional review of certain client accounts to determine if additional restitution would be appropriate.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. UBS’s petitions for appeal and reconsideration have been denied by the Supreme Court of Puerto Rico.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds, and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. Plaintiffs’ motion to consolidate that action with the federal class action filed in 2014 described above was denied and a motion for class certification is now pending.

Our balance sheet at 31 March 2015 reflected provisions with respect to matters described in this item 5 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

6. Foreign exchange, LIBOR, and benchmark rates

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses. Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Federal Reserve Board, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC) and the Hong Kong Monetary Authority (HKMA). WEKO stated in 2014 that it had reason to believe that certain banks may have colluded to manipulate foreign exchange rates. A number of authorities also reportedly are investigating potential manipulation of precious metals prices. UBS and other financial institutions have received requests from various authorities relating to their foreign exchange businesses, and UBS is cooperating with the authorities. UBS has taken and will take appropriate action with respect to certain personnel as a result of its ongoing review.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. UBS has paid a total of approximately CHF 774 million to these authorities, including GBP 234 million in fines to the FCA, USD 290 million in fines to the CFTC, and CHF 134 million to FINMA representing confiscation of costs avoided and profits. The conduct described in the settlements and the FINMA order includes certain UBS personnel: engaging in efforts, alone or in cooperation/collusion with traders at other banks, to manipulate foreign exchange benchmark rates involving multiple currencies, attempts to trigger client stop-loss orders for UBS’s benefit, and inappropriate sharing of confidential client information. We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve processes and controls and requirements imposed by FINMA to apply compensation restrictions for certain employees and to automate at least 95% of our global foreign exchange and precious metals trading by 31 December 2016. In 2014, the HKMA announced the conclusion of its investigation into foreign exchange trading operations of banks in Hong Kong. The HKMA found no evidence of collusion among the banks or of manipulation of foreign exchange benchmark rates in Hong Kong. The HKMA also found that banks had internal control deficiencies with respect to their foreign exchange trading operations.

   Investigations by numerous authorities, including the DOJ, the Federal Reserve Board, the SEC and the CFTC, remain ongoing notwithstanding the resolutions discussed above. We are in discussions with several investigating authorities about the possible terms of a resolution of their investigations. Resolutions may include findings that UBS engaged in attempted or actual misconduct and failed to have controls in relation to its foreign exchange business that were adequate to prevent misconduct. Authorities may impose material monetary penalties, require remedial action plans or impose other non-monetary penalties. In connection with discussions of a possible resolution of investigations relating to our foreign exchange business with the Antitrust and Criminal Divisions of the DOJ, UBS and the DOJ extended the term of the NPA by one year to 18 December 2015. Discussions with DOJ have continued and are at an advanced stage, although no agreement has been reached with the DOJ on the form of a resolution. Other investigating authorities may seek to conclude potential resolutions in the near future. We believe that our provisions in relation to these matters are adequate to meet the anticipated financial terms of such resolutions. There is substantial uncertainty whether any of these discussions will result in a resolution of these matters, whether any resolution will be on the financial terms we currently anticipate, or whether other terms of any such resolution will be agreed.

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Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts against UBS and other banks. These actions are on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In March 2015, UBS entered into a settlement agreement to resolve those actions. The agreement, which is subject to court approval, requires among other things that UBS pay USD 135 million and provide cooperation to the settlement class. In 2015, UBS has been added to putative class actions pending against other banks in federal court in New York on behalf of putative classes of persons who bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the US antitrust laws and the US Commodity Exchange Act (CEA) and for unjust enrichment. Since February 2015, putative class actions have been filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since January 1, 2003. The complaints assert claims under the CEA and the US antitrust laws.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX, a benchmark rate used for various interest rate derivatives and other financial instruments. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, USD 500 million in fines to the DOJ, and CHF 59 million in disgorgement to FINMA. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency/immunity grants described below, required UBS to pay the USD 500 million fine to DOJ after the sentencing of UBSSJ, and provided that any criminal penalties imposed on UBSSJ at sentencing be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, Swiss franc (CHF) LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. In addition, under the NPA, we have agreed, among other things, that for two years from 18 December 2012 UBS would not commit any US crime, and we would advise DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. As noted above, the term of the NPA has been extended by one year to 18 December 2015. Any failure to comply with these obligations could result in termination of the NPA and potential criminal prosecution in relation to the matters covered by the NPA. The MAS, HKMA, ASIC and the Japan Financial Services Agency have all resolved investigations of UBS (and in some cases other banks). The orders or undertakings in connection with these investigations generally require UBS to take remedial actions to improve its processes and controls, impose monetary penalties or other measures. Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions. In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and has paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC.

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Note 16 Provisions and contingent liabilities (continued)

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ, WEKO and the EC, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for CHF LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau (Bureau) had granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR, but in January 2014, the Bureau discontinued its investigation into Yen LIBOR for lack of sufficient evidence to justify prosecution under applicable laws. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in, or expected to be transferred to, the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR, EURIBOR and US Dollar ISDAFIX. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR, EURIBOR or US Dollar ISDAFIX rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the CEA, the federal racketeering statute, federal and state antitrust and securities laws and other state laws. In February 2015, a putative class action was filed in federal court in New York against UBS and other financial institutions on behalf of parties who entered into interest rate derivatives linked to CHF LIBOR. Plaintiffs allege that defendants conspired to manipulate CHF LIBOR and the prices of CHF LIBOR-based derivatives from 1 January 2005 through 31 December 2009 in violation of US antitrust laws and the CEA, among other theories, and seek unspecified compensatory damages, including treble damages. In 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. The court has granted certain plaintiffs permission to assert claims for unjust enrichment and breach of contract against UBS and other defendants, and limited the CEA claims to contracts purchased between 15 April 2009 and May 2010. Certain plaintiffs have also appealed the dismissal of their antitrust claims. UBS and other defendants in other lawsuits including the one related to Euroyen TIBOR have filed motions to dismiss. In 2014, the court in the Euroyen TIBOR lawsuit dismissed the plaintiff’s federal antitrust and state unfair enrichment claims, and dismissed a portion of the plaintiff’s CEA claims. Discovery is currently stayed.

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through January 2014, in violation of US antitrust laws and the CEA, among other theories, and seeks unspecified compensatory damages, including treble damages.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 31 March 2015 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients.

160

Financial information

Note 16 Provisions and contingent liabilities (continued)

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2015 reflected a provision with respect to matters described in this item 7 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

8. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.4 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit sharing plans. These assessments are being challenged in administrative proceedings. In August 2014, UBS was notified that the administrative court had rendered a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. We are awaiting a written decision from the administrative court for this matter, at which time an appeal will be taken.

9. Matters relating to the CDS market

In 2013, the EC issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). The Statement of Objections broadly alleges that the dealers infringed European Union antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. We submitted our response to the Statement of Objections and presented our position in an oral hearing in 2014. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In 2014, putative class action plaintiffs filed consolidated amended complaints in the Southern District of New York against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act and common law. Plaintiffs allege that the defendants unlawfully conspired to restrain competition in and/or monopolize the market for CDS trading in the US in order to protect the dealers’ profits from trading CDS in the over-the-counter market. Plaintiffs assert claims on behalf of all purchasers and sellers of CDS that transacted directly with any of the dealer defendants since 1 January 2008, and seek unspecified trebled compensatory damages and other relief. In 2014, the court granted in part and denied in part defendants’ motions to dismiss the complaint.

10. Equities trading systems and practices

UBS is responding to inquiries concerning the operation of UBS’s alternative trading system (ATS) (also referred to as a dark pool) and its securities order routing and execution practices from various authorities, including the SEC, the NYAG and the Financial Industry Regulatory Authority, who reportedly are pursuing similar investigations industry-wide. In January 2015, the SEC announced the resolution of its investigation concerning the operation of UBS’s ATS between 2008 and 2012, which focused on certain order types and disclosure practices that were discontinued two years ago. Under the SEC settlement order, which charges UBS with, among other things, violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 612 of Regulation NMS (known as the sub-penny rule), UBS has paid a total of USD 14.5 million, which includes a fine of USD 12 million and disgorgement of USD 2.4 million. UBS is cooperating in the ongoing regulatory matters, including by the SEC.

161

Notes to the UBS Group AG interim consolidated financial statements

Note 17 Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.15			31.12.14
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,606	(326)	6,281	7,126	(346)	6,780
Performance guarantees and similar instruments	3,187	(742)	2,445	3,285	(706)	2,579
Documentary credits	6,064	(1,624)	4,440	7,283	(1,740)	5,543
Total guarantees	15,857	(2,692)	13,165	17,694	(2,792)	14,902

Commitments
Loan commitments	46,935	(1,279)	45,656	50,688	(1,256)	49,431
Underwriting commitments	1,162	(278)	884	671	(329)	342
Total commitments	48,097	(1,557)	46,540	51,359	(1,586)	49,773

Forward starting transactions[1]
Reverse repurchase agreements	13,194			10,304
Securities borrowing agreements	34			125
Repurchase agreements	12,539			5,368

1  Cash to be paid in the future by either UBS or the counterparty.

162

Financial information

Note 18 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are temporary costs that are necessary to effect such programs and include items such as severance and other personnel-related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

Net restructuring charges by business division and Corporate Center unit
	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Wealth Management	46	48	40
Wealth Management Americas	24	23	10
Retail & Corporate	16	16	15
Global Asset Management	18	39	4
Investment Bank	70	60	124
Corporate Center	130	22	11
of which: Services	119	8	2
of which: Non-core and Legacy Portfolio	11	14	9
Total net restructuring charges	305	208	204
of which: personnel expenses	68	93	133
of which: general and administrative expenses	226	104	63
of which: depreciation and impairment of property and equipment	11	9	7
of which: amortization and impairment of intangible assets	0	1	1
Net restructuring charges by personnel expense category
	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Salaries and variable compensation	68	95	131
Contractors	5	6	1
Social security	1	1	0
Pension and other post-employment benefit plans	(8)	(11)	(1)
Other personnel expenses	2	2	0
Total net restructuring charges: personnel expenses	68	93	133
Net restructuring charges by general and administrative expense category
	For the quarter ended
CHF million	31.3.15	31.12.14	31.3.14
Occupancy	10	12	11
Rent and maintenance of IT and other equipment	31	10	1
Administration	2	2	1
Travel and entertainment	2	4	2
Professional fees	31	42	19
Outsourcing of IT and other services	22	32	12
Other[1]	127	2	17
Total net restructuring charges: general and administrative expenses	226	104	63

1  Mainly comprised of onerous real estate lease contracts.

163

Notes to the UBS Group AG interim consolidated financial statements

Note 19 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate		Average rate[1]
	As of		For the quarter ended
	31.3.15	31.12.14	31.3.15	31.12.14	31.3.14
1 USD	0.97	0.99	0.95	0.98	0.89
1 EUR	1.04	1.20	1.05	1.20	1.22
1 GBP	1.44	1.55	1.43	1.54	1.48
100 JPY	0.81	0.83	0.80	0.83	0.87

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

164

Financial information

Interim consolidated financial information UBS AG (unaudited)

This section contains a comparison of selected financial information between UBS Group AG (consolidated) and UBS AG (consolidated), as well as key figures for UBS AG (consolidated). Refer to “UBS Group AG and UBS AG Financial reports” at www.ubs.com/investors for the interim consolidated financial statements of UBS AG, which will be published on 8 May 2015.

Comparison UBS Group AG (consolidated) vs UBS AG (consolidated)

The table on the next page shows the differences between UBS Group AG (consolidated) and UBS AG (consolidated) financial, capital and liquidity and funding information as of or for the period ended 31 March 2015. These differences relate to:

–

Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income, and operating expenses related to transactions with UBS Group AG are not subject to elimination in the UBS AG (consolidated) financial statements, but are eliminated in the UBS Group AG (consolidated) financial statements.

–

The accounting policies applied under International Financial Reporting Standards (IFRS) in both financial statements are identical. However, there are differences in equity and net profit, as a small portion of UBS AG shares is still held by shareholders with a non-controlling interest (NCI) and due to different presentation requirements related to preferred notes issued by UBS AG.
–

Total equity of UBS Group AG consolidated includes non-controlling interests in UBS AG. Most of the difference in equity attributable to shareholders between the consolidated equity of UBS Group AG and UBS AG relates to these non-controlling interests. Net profit attributable to non-exchanged UBS AG shares is presented as net profit attributable to NCI in the consolidated income statement of UBS Group AG.

–

Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to NCI, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–

Fully applied total capital of UBS AG (consolidated) is lower than for UBS Group AG (consolidated), reflecting lower AT1 capital and lower tier 2 capital, partly offset by higher CET1 capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments which are reflected on the level of UBS Group AG following the transfer of the grantor function for the Group’s employee deferred compensation plans from UBS AG to UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes and the 2014 DCCP award held on a UBS Group AG level. The difference in tier 2 capital relates to 2012 and 2013 DCCP awards held at the UBS Group AG level.

165

Interim consolidated financial information UBS AG (unaudited)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)

	As of or for the quarter ended 31.3.15				As of or for the quarter ended 31.12.14
CHF million, except where indicated	UBS Group AG (conso- lidated)	UBS AG (conso- lidated)	Difference (absolute)	Difference (%)	UBS Group AG (conso- lidated)	UBS AG (conso- lidated)	Difference (absolute)	Difference (%)
Income statement
Operating income	8,841	8,860	(19)	0	6,746	6,745	1	0
Operating expenses	6,134	6,167	(33)	(1)	6,342	6,333	10	0
Operating profit/(loss) before tax	2,708	2,693	15	1	404	412	(8)	(2)
Net profit/(loss)	2,038	2,023	15	1	919	927	(9)	(1)
of which: net profit/(loss) attributable to shareholders	1,977	2,023	(46)	(2)	858	893	(36)	(4)
of which: net profit/(loss) attributable to preferred noteholders	0	0	0		31	31	0	0
of which: net profit/(loss) attributable to non-controlling interests	61	0	61		29	2	27
Balance sheet
Total assets	1,048,850	1,050,122	(1,272)	0	1,062,478	1,062,327	151	0
Total liabilities	993,194	994,379	(1,185)	0	1,008,110	1,008,162	(52)	0
Total equity	55,656	55,742	(86)	0	54,368	54,165	203	0
of which: equity attributable to shareholders	52,359	53,815	(1,456)	(3)	50,608	52,108	(1,500)	(3)
of which: equity attributable to preferred noteholders	0	1,889	(1,889)	(100)	0	2,013	(2,013)	(100)
of which: equity attributable to non-controlling interests	3,298	39	3,259		3,760	45	3,715
Capital information (fully applied)
Additional tier 1 capital	3,949	0	3,949		467	0	467
Tier 2 capital	10,975	10,038	936	9	11,398	10,451	947	9
Common equity tier 1 capital	29,566	31,725	(2,159)	(7)	28,941	30,805	(1,864)	(6)
Total capital	44,490	41,763	2,727	7	40,806	41,257	(451)	(1)
Risk-weighted assets	216,385	216,893	(508)	0	216,462	217,158	(696)	0
Leverage ratio denominator	976,934	978,709	(1,775)	0	997,822	999,124	(1,302)	0
Common equity tier 1 capital ratio (%)	13.7	14.6	(0.9)		13.4	14.2	(0.8)
Total capital ratio (%)	20.6	19.3	1.3		18.9	19.0	(0.1)
Leverage ratio (%)	4.6	4.3	0.3		4.1	4.1	0.0
Share information
Shares issued (number of shares)	3,739,518,390	3,844,560,913	(105,042,523)	(3)	3,717,128,324	3,844,560,913	(127,432,589)	(3)
Shares outstanding (number of shares)	3,654,259,506	3,835,846,436	(181,586,930)	(5)	3,629,256,587	3,842,445,658	(213,189,071)	(6)
Diluted earnings per share (CHF)	0.53	0.53	0.00	0	0.23	0.23	0.00	0
Tangible book value per share (CHF)	12.59	12.33	0.26	2	12.14	11.80	0.34	3

166

Financial information

Key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.15	31.12.14	31.3.14

Group results
Operating income	8,860	6,745	7,258
Operating expenses	6,167	6,333	5,865
Operating profit/(loss) before tax	2,693	412	1,393
Net profit/(loss) attributable to UBS AG shareholders	2,023	893	1,054
Diluted earnings per share (CHF)	0.53	0.23	0.27

Key performance indicators[1]
Profitability
Return on tangible equity (%)	17.7	8.2	10.2
Return on assets, gross (%)	3.4	2.6	2.9
Cost/income ratio (%)	69.5	93.1	81.1
Growth
Net profit growth (%)	126.5	17.2	14.9
Net new money growth for combined wealth management businesses (%)	3.8	1.7	2.9
Resources
Common equity tier 1 capital ratio (fully applied, %)[2]	14.6	14.2	13.2
Swiss SRB leverage ratio (phase-in, %)[3]	5.3	5.4	5.0

Additional information
Profitability
Return on equity (RoE) (%)	15.3	6.9	8.7
Return on risk-weighted assets, gross (%)[4]	16.1	12.3	12.6
Resources
Total assets	1,050,122	1,062,327	982,530
Equity attributable to UBS AG shareholders	53,815	52,108	49,023
Common equity tier 1 capital (fully applied)[2]	31,725	30,805	29,937
Common equity tier 1 capital (phase-in)[2]	41,808	44,090	41,187
Risk-weighted assets (fully applied)[2]	216,893	217,158	226,805
Risk-weighted assets (phase-in)[2]	219,376	221,150	229,879
Common equity tier 1 capital ratio (phase-in, %)[2]	19.1	19.9	17.9
Total capital ratio (fully applied, %)[2]	19.3	19.0	16.8
Total capital ratio (phase-in, %)[2]	24.5	25.6	22.7
Swiss SRB leverage ratio (fully applied, %)	4.3	4.1	3.8
Swiss SRB leverage ratio denominator (fully applied)[3]	978,709	999,124	987,899
Swiss SRB leverage ratio denominator (phase-in)[3]	983,822	1,006,001	993,970
Other
Invested assets (CHF billion)[5]	2,708	2,734	2,424
Personnel (full-time equivalents)	60,113	60,155	60,326
Market capitalization[6]	70,355	63,243	70,180
Total book value per share (CHF)[6]	14.03	13.56	13.07
Tangible book value per share (CHF)[6]	12.33	11.80	11.41

1  Refer to the “Measurement of performance” section of the Annual Report 2014 for the definitions of the key performance indicators.    2  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    3  In accordance with Swiss SRB rules. Refer to the “Capital management” section of this report for more information.    4  Based on phase-in Basel III risk-weighted assets.    5  Includes invested assets for Retail & Corporate.    6  Refer to the “UBS shares” section of this report for more information.

167

168

Financial information

Supplemental information (unaudited)

for UBS Group AG (standalone),

UBS AG (standalone) and UBS Limited

(standalone)

169

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (standalone) and UBS Limited (standalone)

UBS Group AG (standalone) financial information

Income statement

	For the quarter ended		% change from
CHF million	31.3.15	31.12.14	4Q14
Operating income	48	8	500
Operating expenses	144	17	747
Operating profit/(loss) before tax	(97)	(10)	870
Tax expense/(benefit)	0	0	0
Net profit/(loss)	(97)	(10)	870
Balance sheet
			% change from
CHF million	31.3.15	31.12.14	31.12.14
Current assets	2,613	1,457	79
Non-current assets	42,785	39,074	9
of which: investment in UBS AG	38,926	38,691	1
Total assets	45,398	40,531	12
Short-term liabilities	1,684	1,065	58
Long-term liabilities	5,772	2,313	150
of which: additional tier 1 capital notes	3,432	0	100
Total liabilities	7,456	3,377	121
of which: deferred contingent capital plan	841	794	6
of which: other deferred compensation plans	1,862	2,333	(20)
Share capital	374	372	1
General reserve	38,567	38,321	1
Voluntary earnings reserve[1]	(107)	(10)	970
Treasury shares	(892)	(1,529)	(42)
Equity attributable to shareholders	37,942	37,154	2
Total liabilities and equity	45,398	40,531	12

1  Represents net losses for the quarters ended 31 March 2015 and 31 December 2014.

Basis of accounting

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Further information on the accounting policies applied for the standalone financial statements of UBS Group AG can be found in “Note 2 Accounting policies” of the UBS Group AG standalone financial statements in the Annual Report 2014.

In preparing the interim financial information for UBS Group AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2014. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the Annual Report 2014.

170

Financial information

UBS AG (standalone) financial information

Income statement

	For the quarter ended			% change from
CHF million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Net interest income	1,348	1,509	1,237	(11)	9
Net fee and commission income	1,563	1,467	1,678	7	(7)
Net trading income	2,197	542	1,210	305	82
Other income from ordinary activities	1,129	1,096	485	3	133
of which: dividend income from investments in subsidiaries and other participations	278	280	21	(1)
Operating income	6,237	4,614	4,610	35	35
Personnel expenses	2,349	432	2,142	444	10
General and administrative expenses	1,369	1,738	1,249	(21)	10
Operating expenses	3,718	2,170	3,391	71	10
Operating profit	2,518	2,444	1,219	3	107
Impairment of investments in subsidiaries and other participations	986	184	176	436	460
Depreciation of fixed assets	170	170	147	0	16
Allowances, provisions and losses	80	(180)	15		433
Profit/(loss) before extraordinary items and taxes	1,282	2,270	880	(44)	46
Extraordinary income	537	1,704	184	(68)	192
of which: reversal of impairments and provisions of subsidiaries and other participations	17	1,683	122	(99)	(86)
Extraordinary expenses	0	0	0
Tax (expense)/benefit	(122)	(62)	(34)	97	259
Net profit for the period	1,696	3,912	1,031	(57)	65

171

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (standalone) and UBS Limited (standalone)

Balance sheet

			% change from
CHF million	31.3.15	31.12.14	31.12.14

Assets
Liquid assets	60,944	95,711	(36)
Money market paper	13,030	10,966	19
Due from banks	116,687	112,649	4
Due from customers	186,418	183,091	2
Mortgage loans	155,391	155,406	0
Trading balances in securities and precious metals	96,966	101,820	(5)
Financial investments	48,505	37,154	31
Investments in subsidiaries and other participations	26,243	27,199	(4)
Fixed assets	5,933	5,932	0
Accrued income and prepaid expenses	2,157	2,012	7
Positive replacement values	45,234	42,385	7
Other assets	3,709	3,568	4
Total assets	761,216	777,893	(2)

Liabilities
Money market paper issued	32,042	34,235	(6)
Due to banks	91,758	94,952	(3)
Trading portfolio liabilities	21,884	18,965	15
Due to customers on savings and deposit accounts	111,585	112,709	(1)
Other amounts due to customers	276,535	289,779	(5)
Medium-term notes	539	602	(10)
Bonds issued and loans from central mortgage institutions	73,648	77,067	(4)
Financial liabilities designated at fair value	45,968	49,803	(8)
Accruals and deferred income	4,147	4,700	(12)
Negative replacement values	48,398	42,911	13
Other liabilities	8,098	6,962	16
Allowances and provisions	2,542	2,831	(10)
Total liabilities	717,144	735,517	(2)

Equity
Share capital	384	384	0
General reserve	36,302	28,453	28
Other reserves	5,689	5,689	0
Net profit/(loss) for the year-to-date period	1,696	7,849	(78)
Equity attributable to shareholders	44,072	42,376	4
Total liabilities and equity	761,216	777,893	(2)
Basis of accounting

The UBS AG standalone financial statements are prepared in accordance with Swiss GAAP (FINMA Circular 2008/2 and the Banking Ordinance). The accounting policies are principally the same as the IFRS-based accounting policies for the consolidated financial statements outlined in Note 1 of the consolidated financial statements in the UBS AG Annual Report 2014. Major differences between the Swiss GAAP requirements and IFRS are described in Note 38 to the consolidated financial statements in the UBS AG Annual Report 2014. Further information on the accounting policies applied for the standalone financial statements of UBS AG can be found in Note 2 to the UBS AG standalone financial statements in the UBS AG Annual Report 2014.

In preparing the interim financial information for UBS AG, the same accounting policies and methods of computation have been applied as in the annual financial statements as of 31 December 2014. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in the UBS AG Annual Report 2014.

172

Financial information

Reconciliation of Swiss federal banking law equity to Swiss SRB Basel III capital

CHF billion	31.3.15	31.12.14
Equity – Swiss federal banking law	44.1	42.5
Deferred tax assets	2.5	3.5
Defined benefit plans	2.9	3.7
Investments in the finance sector	(8.5)	(9.2)
Own shares, commitments related to own shares and compensation items	(0.2)	0.0
Goodwill and intangible assets	(0.4)	(0.4)
Other adjustments[1]	(4.9)	(4.3)
Common equity tier 1 capital (phase-in)	35.4	35.9
Tier 2 capital	6.3	6.4
Total capital (phase-in)	41.7	42.2

1  Includes accruals for capital returns to shareholders and other items.

Regulatory key figures

	Requirement	Actual
CHF million, except where indicated	31.3.15	31.3.15	31.12.14
Capital ratios – Swiss SRB[1]
Common equity tier 1 capital	29,736	35,412	35,851
Tier 2 capital		6,290	6,390
Total capital	41,483	41,702	42,241
Risk-weighted assets		293,669	293,889
Common equity tier 1 capital ratio (%)	10.1	12.1	12.2
Total capital ratio (%)	14.1	14.2	14.4
Leverage ratio – Swiss SRB[1]
Total capital		41,702	42,241
Leverage ratio denominator		928,004	944,248
Leverage ratio (%)	3.4	4.5	4.5
Leverage ratio – BIS[2]
Tier 1 capital		35,412
Leverage ratio denominator		990,802
Leverage ratio (%)		3.6
Liquidity coverage ratio[3]
Net cash outflows (CHF billion)		141	146
High-quality liquid assets (CHF billion)		158	161
Liquidity coverage ratio (%)	100	112	111

1  Based on the Basel III framework as applicable for Swiss systemically relevant banks (SRB). Refer to the “Capital management” section of this report for more information.    2  Based on the BIS Basel III rules which became effective as of 1 January 2015. Refer to the “Capital management” section of this report for more information.    3  Refer to the “Liquidity and funding management” section of this report for more information.

Information concerning the capital requirements applicable to UBS AG (standalone) under Swiss SRB Basel III regulations, as revised by FINMA decree dated 20 December 2013, can be found in the document “UBS AG (standalone) regulatory information,” which will be available from 8 May 2015 in the section “UBS Group AG and UBS AG Financial Reporting – Quarterly Reporting” of our Investor Relations website at www.ubs.com/investors.

The same document contains, for UBS AG (standalone), Swiss SRB Basel III capital information and information on BIS Basel III leverage ratio, the supplemental leverage ratio and the liquidity coverage ratio.

173

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (standalone) and UBS Limited (standalone)

UBS Limited (standalone) financial information

Income statement

	For the quarter ended			% change from
GBP million	31.3.15	31.12.14	31.3.14	4Q14	1Q14
Interest income	52	71	67	(27)	(22)
Interest expense	(56)	(68)	(67)	(18)	(16)
Net interest income	(3)	3	0
Credit loss expense/recovery	2	(2)	0
Net fee and commission income	231	186	(2)	24
Net trading income	(14)	7	3
Other income	(37)	(46)	49	(20)
Total operating income	178	147	50	21	256
Total operating expenses	(156)	(126)	(45)	24	247
Operating profit/(loss) before tax	22	21	6	5	267
Tax expense/(benefit)	10	(52)	1		900
Net profit	12	73	4	(84)	200

Statement of comprehensive income

	For the quarter ended
GBP million	31.3.15	31.12.14	31.3.14
Net profit/(loss)	12	73	4

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale	6	4	1
Total other comprehensive income that may be reclassified to the income statement	6	4	1
Total comprehensive income	18	77	5

174

Financial information

Balance sheet

			% change from
GBP million	31.3.15	31.12.14	31.12.14

Assets
Cash and balances with central banks	7	9	(22)
Due from banks	961	785	22
Cash collateral on securities borrowed	2,786	2,643	5
Reverse repurchase agreements	10,426	8,914	17
Trading portfolio assets	5,154	3,937	31
Positive replacement values	32,345	30,042	8
Cash collateral receivables on derivative instruments	7,357	7,052	4
Financial assets designated at fair value	546	527	4
Loans	302	323	(7)
Financial investments	5,515	5,512	0
Deferred tax assets	97	106	(8)
Other assets	316	214	48
Total assets	65,812	60,063	10

Liabilities
Due to banks	4,564	5,150	(11)
Cash collateral on securities lent	852	946	(10)
Repurchase agreements	9,925	7,818
Trading portfolio liabilities	3,089	2,447	26
Negative replacement values	32,352	29,929	8
Cash collateral payables on derivative instruments	8,935	7,991	12
Financial liabilities designated at fair value	586	559	5
Due to customers	807	754	7
Other liabilities	503	279	80
Total liabilities	61,612	55,872	10

Equity
Share capital	227	227	0
Share premium	3,123	3,123	0
Retained earnings	224	220	2
Cumulative net income recognized directly in equity, net of tax	12	6	100
Other equity instruments	615	615	0
Total equity	4,200	4,191	0
Total liabilities and equity	65,812	60,063	10

175

Supplemental information (unaudited) for UBS Group AG (standalone),
UBS AG (standalone) and UBS Limited (standalone)

Basis of accounting

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. UBS Group AG is the ultimate parent of UBS Limited, which is directly owned by UBS AG. This interim financial information does not comply with IAS 34, Interim Financial Reporting, as it includes only the income statement, the statement of comprehensive income and the balance sheet of UBS Limited.

In preparing this interim financial information, the same accounting policies and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements of UBS Limited for the year ended 31 December 2014. Copies of the Report and Financial Statements of UBS Limited

can be obtained from UBS Group AG, Investor Relations. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

Income taxes

In the first quarter of 2015, the UK Government enacted a change in tax law which limits the proportion of a bank’s annual taxable profit that can be offset by tax losses carried forward to 50%. As a result, the tax expense for the first quarter of 2015 reflected a decrease in deferred tax assets of GBP 8 million, which represents one-quarter of the total decrease expected to be recognized in 2015. The remainder of the expected decrease will be recognized in the remaining interim reporting periods of 2015.

Capital information1, 2

GBP million, except where indicated	31.3.15	31.12.14	31.3.14[3]
Tier 1 capital	3,958	3,947	3,409
of which: common equity tier 1 capital	3,343	3,332	3,409
Tier 2 capital	975	997
Total capital	4,933	4,944	3,409
Common equity tier 1 capital ratio (%)	24.7	30.8	55.4
Tier 1 capital ratio (%)	29.2	36.5	55.4
Total capital ratio (%)	36.4	45.7	55.4
Risk-weighted assets	13,551	10,810	6,157

1  Capital information for UBS Limited has been prepared in accordance with Regulation (EU) No 575/2013 and Directive 2013/36/EU as implemented in the UK.    2  There is no local disclosure requirement for the liquidity coverage ratio or leverage ratio for UBS Limited.    3  Figures for 31 March 2014 reflect the former business operating model for UBS Limited. In May 2014, in response to regulatory developments and consultations with the UK and Swiss regulators, UBS Limited implemented a modified business operating model under which it bears and retains a greater degree of risk and reward in its business activities.

176

Financial information

Appendix

Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AGM	annual general meeting of shareholders
AIV	alternative investment vehicles
AMA	advanced measurement approach
AoA	articles of association
APAC	Asia Pacific
AT1	additional tier 1

B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
BoD	Board of Directors
bps	basis points

C
CC	Corporate Center
CCAR	Comprehensive Capital Analysis and Review
CCP	central counterparty
CDO	collateralized debt obligations
CDR	constant default rate
CDS	credit default swaps
CEA	Commodity Exchange Act
CEO	Chief Executive Officer
CET1	common equity tier 1
CFO	Chief Financial Officer
CHF	Swiss franc
CMBS	commercial mortgage-backed securities
CVA	credit valuation adjustments

D
DCCP	deferred contingent capital plan
DOJ	Department of Justice
DVA	debit valuation adjustments

E
EAD	exposure at default
EC	European Commission
ECB	European Central Bank
EIR	effective interest rate
EMEA	Europe, Middle East and Africa
EOP	Equity Ownership Plan
EPS	earnings per share
ETD	exchange-traded derivatives
ETF	exchange-traded funds
EU	European Union
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA UK	Financial Conduct Authority
FCT	foreign currency translation
FDIC	Federal Deposit Insurance Corporation
FINMA	Swiss Financial Market Supervisory Authority
FSA UK	Financial Services Authority
FSB	Financial Stability Board
FTD	first to default swaps
FTP	funds transfer price
FVA	funding valuation adjustments
FX	foreign exchange

G
GAAP	generally accepted accounting principles
GBP	British pound
GEB	Group Executive Board
Group ALM	Group Asset and Liability Management
Group ALCO	Group Asset and Liability Management Committee
G-SIB	global systemically important banks

H
HQLA	high-quality liquid assets

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IPS	Investment Products and Services
IRB	internal ratings-based
IRC	incremental risk charge
ISDA	International Swaps and Derivatives Association

K
KPI	key performance indicator

L
LCR	liquidity coverage ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LRD	leverage ratio denominator
LTV	loan-to-value

N
NAV	net asset value
NRV	negative replacement values
NPA	non-prosecution agreement
NSFR	net stable funding ratio

O
OCC	Office of the Comptroller of the Currency
OECD	Organization for Economic Cooperation and Development
OCI	other comprehensive income
OTC	over-the-counter

177

Appendix

Abbreviations frequently used in our financial reports (continued)

P
PRA UK	Prudential Regulation Authority
PRV	positive replacement values

R
RMBS	residential mortgage-backed securities
RoaE	return on attributed equity
RoE	return on equity
RoTE	return on tangible equity
RWA	risk-weighted assets

S
SE	structured entity
SEC US	Securities and Exchange Commission
SEEOP	Senior Executive Equity Ownership Plan
SNB	Swiss National Bank
SRB	systemically relevant banks

T
TBTF	too big to fail
TLAC	total loss absorbing capacity

U
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

178

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of our Group strategy and performance, the strategy and performance of the business divisions and the Corporate Center, risk, treasury and capital management, corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members, and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, corporate information, including UBS share price charts and data and dividend information, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

179

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and to maintain its stated capital return objective; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties, and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the transfer of business to UBS Switzerland AG, establishing a US intermediate holding company and implementing the US enhanced prudential standards, completing the squeeze-out of minority shareholders of UBS AG, changing the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; and (xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

180

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By:	/s/ Sergio Ermotti
	Name:	Sergio Ermotti
	Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

UBS AG

By:	/s/ Sergio Ermotti
	Name:	Sergio Ermotti
	Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: May 5, 2015